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Exhibit 99.2

ANNUAL MEETING OF SHAREHOLDERS
MAY 1, 2012

NOTICE OF MEETING AND MANAGEMENT PROXY CIRCULAR

Notice of Annual Meeting of Shareholders

NOTICE IS HEREBY GIVEN that an annual meeting of the common shareholders (the "Meeting") of TALISMAN ENERGY INC. (the "Company") will be held in the Exhibition Hall, North Building of the Telus Convention Centre, 136 - 8th Avenue SE, Calgary, Alberta, Canada, on Tuesday, May 1, 2012 at 1:00 p.m. (Mountain Daylight Time) for the following purposes:

1.
to receive the annual report and the consolidated financial statements of the Company for the year ended December 31, 2011 together with the report of the auditor thereon;

2.
to elect the directors for the ensuing year;

3.
to appoint the auditor for the ensuing year;

4.
to vote, on an advisory basis, on the acceptance of the Company's approach to executive compensation, as described in the Management Proxy Circular accompanying this Notice of Meeting; and

5.
to transact such further and other business as may properly come before the Meeting or any adjournment thereof.

The procedures by which shareholders may exercise their right to vote with respect to matters at the Meeting will vary depending on whether a shareholder is a registered shareholder (that is, a shareholder who holds common shares directly in his, her or its own name and is entered on the register of common shareholders), or a non-registered shareholder (that is, a shareholder who holds common shares through an intermediary such as a bank, trust company, securities dealer or broker).

Your Vote is Important. Registered holders of common shares unable to attend the Meeting in person are requested to complete the enclosed Form of Proxy and return it in the envelope provided to the Company's transfer agent and registrar, Computershare Trust Company of Canada, 100 University Avenue, Toronto, Ontario, M5J 2Y1 no later than 1:00 p.m. (Mountain Daylight Time) on April 27, 2012, or two business days preceding any adjournment of the Meeting. Alternatively, telephone and Internet voting options are available. Please see the Form of Proxy for more details. Non-registered shareholders are advised to refer to the Company's Management Proxy Circular and to the Voting Instruction Form for instructions relevant to them.

DATED at Calgary, Alberta, this 5th day of March, 2012.

BY ORDER OF THE BOARD

Robert R. Rooney
Executive Vice-President Legal and General Counsel

Full instructions explaining the process for a shareholder to attend the Meeting in person are set out in the Management Proxy Circular accompanying this Notice of Meeting. Shareholders who have questions may call Kingsdale Shareholder Services Inc. toll-free at 1-866-581-1570 in North America or call collect at (416) 867-2272 outside North America or email at contactus@kingsdaleshareholder.com.

Management Proxy Circular

TABLE OF CONTENTS

General Proxy Information	01
Business of the Meeting	05
Election of Directors	05
Appointment of Auditor	13
Advisory Vote on Executive Compensation	13
Letter to Shareholders	14
Compensation Discussion and Analysis	16
Compensation Philosophy & Program Design	16
Annual Compensation Review Process	17
Executive Compensation Elements	21
Base Salary	22
Variable Pay Plan Overview	22
2011 Variable Pay Plan Awards	23
CEO Variable Pay Plan Award and Resulting Total Direct Compensation	25
Long-Term Incentives	26
Context for Granting Long-Term Incentives	26
Stock Options (Option-Based Awards)	27
Performance Share Units (Share-Based Awards)	27
Restricted Share Units (Share-Based Awards)	29
Performance and Trends in Executive Compensation	30
Benefits, Savings & Pension	30
Perquisites	31
Termination & Change in Control Benefits	31
Executive Share Ownership Guidelines	31
Executive Compensation Tables	32
Summary Compensation Table	32
Incentive Plan Awards	33
Outstanding Share-Based Awards & Option-Based Awards	33
Options Exercised during the Year	34
Incentive Plan Awards – Value Vested or Earned during the Year	34
Share Ownership Table	35
Pension Plan Benefits	35
Employment Contracts & Termination	37
Director Compensation	42
Compensation Philosophy and Program Design	42
Annual Compensation and Review Process	42
Director Compensation Elements	43
Quantum and Structure of Pay	43
Director Fee Schedule for Year Ended
December 31, 2011	43
Director Share Ownership Policy	44
Deferred Share Unit Plan	44
Director Stock Option Plan	45
Director Compensation Tables	45
Director Share Ownership	46
Outstanding Share-Based Awards	46
Information Relating to the Company	47
Securities Authorized for Issuance Under Equity Compensation Plans	47
Employee Stock Option Plan	47
Director Stock Option Plan	48
Indebtedness of Directors and Officers	48
Interests of Informed Persons in Material Transactions	48
Statement of Corporate Governance Practices	49
Audit Committee Information	49
Shareholder Proposals	49
Directors' and Officers' Liability Insurance	49
Additional Information	49
Directors' Approval	49
Schedule A – Statement of Corporate Governance Practices	50
Overview	50
Board Composition, Board Committees and Position Descriptions	50
Oversight of Strategic Planning	52
Reports of the Committees	52
Independence of Directors	62
Director Selection and Succession Planning	65
Director Orientation and Continuing Education	68
Performance Assessments	69
Share Ownership Guidelines and Policies	70
Policy on Business Conduct and Ethics	70
Communications and Shareholder Engagement	71
Terms of Reference – Board of Directors	72
Schedule B – Advisories	76

General Proxy Information

This management proxy circular (the "Circular") is furnished in connection with the solicitation of proxies by or on behalf of the management of TALISMAN ENERGY INC. (the "Company" or "Talisman") for use at the annual meeting of common shareholders of the Company (the "Meeting") and at any adjournment thereof, for the purposes set forth in the attached notice of Meeting ("Notice of Meeting"). The Meeting is to be held in the Exhibition Hall, North Building of the Telus Convention Centre, 136 - 8th Avenue SE, Calgary, Alberta, Canada, on Tuesday, May 1, 2012 at 1:00 p.m. (Mountain Daylight Time). Please read this Circular to obtain information about how you may participate at the Meeting either in person or through the use of proxies.

All dollar amounts in this Circular are presented in Canadian dollars, except where otherwise indicated.

DISTRIBUTION OF MEETING MATERIALS

This Circular and related Meeting materials are being sent to both registered and non-registered owners of common shares of the Company ("Common Shares"). You may receive multiple packages of Meeting materials if you hold Common Shares through more than one intermediary, or if you are both a registered shareholder and a non-registered shareholder for different shareholdings.

Should you receive multiple packages, you should repeat the steps to vote through a proxy, appoint a proxyholder or attend the Meeting, if desired, separately for each package to ensure that all the Common Shares from the various shareholdings are voted at the Meeting.

QUESTIONS AND ANSWERS ON VOTING

Your vote is very important to Talisman. We encourage you to exercise your right to vote through one of the various methods outlined below.

The questions and answers below give general guidance for voting your Common Shares. Unless otherwise noted, all answers relate to both registered and non-registered shareholders. If you have any questions, you may call Kingsdale Shareholder Services Inc. ("Kingsdale") toll-free at 1-866-581-1570 in North America or call collect at (416) 867-2272 outside North America or email at contactus@kingsdaleshareholder.com.

Meeting Procedure

Q:   What am I voting on?

A:
You will be voting on:

•
election of directors;

•
appointment of the auditor; and

•
acceptance, on an advisory basis, of the Company's approach to executive compensation, as described in the Circular.

Q:   Am I entitled to vote?

A:
You are entitled to vote if you were a holder of Common Shares as of the close of business on March 5, 2012, which is the record date for the Meeting. Each Common Share is entitled to one vote.

Q:   How do I vote?

A:
How you vote depends on whether you are a registered shareholder or a non-registered shareholder. Please read carefully the voting instructions below that are applicable to you.

Q:   Am I a registered shareholder?

A:
Only a relatively small number of shareholders of Talisman are registered shareholders. You are a registered shareholder if you hold any Common Shares: (a) in your own name and you have a share certificate; or (b) through the Direct Registration System in the United States ("US"). As a registered shareholder, you are identified on the share register maintained by the Company's registrar and transfer agent, Computershare Trust Company of Canada ("Computershare"), as being a shareholder.

TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR

Q:   Am I a non-registered shareholder (also commonly referred to as a beneficial shareholder)?

A:
Most shareholders of Talisman are non-registered shareholders. You are a non-registered shareholder if your Common Shares are held in an account in the name of an intermediary, such as a bank, broker or trust company. You do not have a share certificate registered in your name, but your ownership interest in Common Shares is recorded in an electronic system maintained by parties other than the Company. In that case, you are not identified on the share register maintained by Computershare as being a shareholder; rather, the Company's share register shows the shareholder of your Common Shares as being the depositary or intermediary through which you own the shares.

Q:   How do I vote if I am a registered shareholder?

A:
If you are a registered shareholder, you may vote your Common Shares in one of the following ways:

  1.     Attend the Meeting

  If you wish to vote in person at the Meeting, do not complete or return the form of proxy included with the materials sent to you. Simply attend the Meeting and you will be entitled to vote during the course of the Meeting. When you arrive at the Meeting, please register with Computershare at the registration table.

  2.     By Proxy

  You can vote by proxy whether or not you attend the Meeting. To vote by proxy, please complete the enclosed form of proxy and return it in accordance with the instructions provided.

  You may choose the directors included on the form of proxy to be your proxyholder, or you may appoint another person or company to be your proxyholder. The names already inserted on the form of proxy are C.R. Williamson, Chairman of the Board of Directors and a director of the Company, and J.A. Manzoni, President and Chief Executive Officer and a director of the Company. Unless you choose another person or company to be your proxyholder, you are giving these persons the authority to vote your Common Shares at the Meeting or at any adjournment of the Meeting.

  To appoint another person or company to be your proxyholder, you should insert the other person's name or the company's name in the space provided. If you appoint someone else, he or she must be present at the Meeting to vote your Common Shares. If you do not insert a name, the directors and officer named above are appointed to act as your proxyholder.

  You may also use a different form of proxy than the one included with the materials sent to you, if you so desire. Please note that in order for your vote to be recorded, your proxy must be received by Computershare at 100 University Avenue, Toronto, Ontario, M5J 2Y1 no later than 1:00 p.m. (Mountain Daylight Time) on April 27, 2012 or two business days before any adjournment of the Meeting.

  Registered shareholders may vote by proxy by any of the following means:

  •
  by mail to the address listed above (a prepaid and pre-addressed envelope is enclosed);

  •
  by hand or by courier to the address listed above;

  •
  by telephone at 1-866-732-VOTE (8683); or

  •
  by Internet at www.investorvote.com.

Q:   How will my shares be voted?

A:
On the form of proxy, you can indicate how you want your proxyholder to vote your Common Shares, or you can let your proxyholder decide for you. If you have specified on the form of proxy how you want your Common Shares to be voted on a particular issue (by marking FOR, AGAINST or WITHHOLD), then your proxyholder must vote your Common Shares accordingly. If you have not specified on the form of proxy how you want your Common Shares to be voted on a particular issue, then your proxyholder can vote your Common Shares as he or she sees fit.

TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR

  Unless contrary instructions are provided, Common Shares represented by proxies received by management will be voted:

  •
  FOR the election of all individual directors named in this Circular;

  •
  FOR the appointment of the auditor named in this Circular; and

  •
  FOR the advisory resolution to accept the Company's approach to executive compensation, as described in the Circular.

Q:   What if my Common Shares are registered in more than one name or in the name of a company?

A:
If the Common Shares are registered in more than one name, all registered persons must sign the form of proxy. If the Common Shares are registered in a company's name or any name other than your own, you must provide documents showing your authorization to sign the form of proxy for that company or name.

Q:   How do I vote if I am a non-registered shareholder?

A:
If you are a non-registered shareholder, you may vote your Common Shares in one of the following ways:

  1.     Through your intermediary

  A voting instruction form should be included with the materials sent to you. The purpose of this form is to instruct your intermediary on how to vote on your behalf. Please follow the instructions provided on the voting instruction form, and communicate your voting instructions in accordance with the voting instruction form.

  If you subsequently wish to change your voting instructions, contact your intermediary to discuss whether this is possible and what procedure to follow.

  2.     Attend the Meeting

  If you wish to vote in person at the Meeting, you should take these steps:

  •
  Insert your name in the space provided on the voting instruction form provided to you by your intermediary and sign and return it in accordance with the instructions provided. By doing so, you are instructing your intermediary to appoint you as proxyholder.

  •
  Do not otherwise complete the form, as you will be voting at the Meeting.

  •
  When you arrive at the Meeting, please register with Computershare at the registration table.

  Please note that you will not be admitted at the Meeting to vote by presenting a voting instruction form.

  3.     Designate another person to be appointed as your proxyholder

  You can choose another person (including someone who is not a shareholder of the Company) to vote for you as proxyholder. If you appoint someone else, he or she must be present at the Meeting to vote for you. If you wish to appoint a proxyholder, you should insert that person's name in the space provided on the voting instruction form provided to you by your intermediary and sign and return it in accordance with the instructions provided. By doing so, you are instructing your intermediary to appoint that person as proxyholder. When your proxyholder arrives at the Meeting, he or she should register with Computershare at the registration table.

Q:   Can I revoke my proxy or voting instructions?

A:
If you are a registered shareholder of Common Shares, you may revoke your proxy by taking one of the following steps:

•
you may submit a new proxy to Computershare before 1:00 p.m. (Mountain Daylight Time) on May 1, 2012 or two business days before any adjournment of the Meeting; or

TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR

  •
  you (or your attorney, if authorized in writing) may sign a written notice of revocation addressed to the Corporate Secretary and deposited at the registered office of the Company, Suite 2000, 888 - 3rd Street SW, Calgary, Alberta, T2P 5C5, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used; or

  •
  you (or your attorney, if authorized in writing) may sign a written notice of revocation and deliver it to the Chairman of the Meeting on the day of the Meeting, or at any adjournment thereof, at which the proxy is to be used.

  If you are a non-registered shareholder, you should contact your intermediary through which you hold Common Shares and obtain instructions regarding the procedure for the revocation of any voting or proxyholder instructions that you have previously provided to your intermediary.

Q:   What if there are amendments or if other matters are brought before the Meeting?

A:
Your proxyholder has discretionary authority for amendments that are made to matters identified in the Notice of Meeting and other matters that may properly come before the Meeting, or any adjournment thereof. As of the date of this Circular, management of the Company is not aware of any such amendments or other matters to be presented at the Meeting; however, if any such matter is presented, your Common Shares will be voted in accordance with the best judgment of the proxyholder named in the form. Where you have not specifically appointed a person as proxyholder, a management nominee will be the proxyholder, and your Common Shares will be voted in accordance with the best judgment of the management nominee.

General Information

Q:   How many shares are entitled to vote?

A:
As of March 5, 2012, there were 1,031,608,538 Common Shares outstanding. Holders of Common Shares are entitled to one vote per Common Share on all matters to be voted upon at the Meeting. In addition to the Company's outstanding Common Shares, there are 8,000,000 First Preferred Shares, Series 1 ("Preferred Shares") outstanding as at March 5, 2012. Holders of Preferred Shares do not have the right to vote their Preferred Shares at the Meeting.

  To the knowledge of the directors or executive officers of the Company, there is no single shareholder who beneficially owns, controls or directs, directly or indirectly, Common Shares carrying 10% or more of the voting rights attached to the Common Shares. Each of CDS Clearing and Depository Services Inc. and CEDE & Co. hold in excess of 10% of the Common Shares for the benefit of their respective participants.

Q:   Who counts the votes?

A:
For any matter for which a vote is taken at the Meeting by ballot, the votes, including those cast by way of proxies, will be counted by the scrutineers appointed at the Meeting. It is expected that representatives of Computershare will act as scrutineers at the Meeting.

Q:   Who is soliciting my proxy?

A:
Management of the Company is soliciting your proxy. Proxies will be solicited primarily by mail, but employees and agents of the Company may also use telephone or electronic means. Intermediaries will be reimbursed for their reasonable charges and expenses in forwarding proxy material to non-registered shareholders.

  The Company has retained Kingsdale to assist in the solicitation of proxies for the Meeting, at a cost anticipated not to exceed $40,000 (not including disbursements).

  The Company will bear the cost of all proxy solicitations on behalf of management of the Company.

Q:   Who do I contact if I have questions?

A:
If you have any questions, you may call Kingsdale toll-free at 1-866-581-1570 in North America or call collect at (416) 867-2272 outside North America or email at contactus@kingsdaleshareholder.com.

TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR

Business of the Meeting

ELECTION OF DIRECTORS

The Board of Directors ("Board") is elected annually and consists of such number as fixed from time to time by resolution of the directors, such number being not less than four and not more than 20. There are currently 11 directors. The number of directors to be elected at the Meeting has been fixed at 11.

Management of the Company proposes to nominate for election as directors at the Meeting the persons listed in the following tables. Each elected director will hold office until the next annual meeting. All proposed nominees are current directors and were elected to office at the last annual meeting of common shareholders with the exception of Michael T. Waites who was appointed to the Board of Directors on June 15, 2011. All proposed nominees have consented to be named in this Circular and to serve as directors if elected. Management has no reason to believe that any of the nominees will be unable to serve as directors but, should any nominee become unable to do so for any reason prior to the Meeting, the persons named in the enclosed form of proxy or voting instruction form, unless directed to withhold from voting, reserve the right to vote for other nominees at their discretion. Shareholders should note that the form of proxy or voting instruction form provides for voting for individual directors as opposed to voting for directors as a slate.

The form of proxy or voting instruction form permits shareholders to vote "for" or to "withhold" their vote for each director nominee. The Board has adopted a majority voting policy which requires that any nominee for director who, on a ballot taken on the election of directors, has a greater number of votes withheld from voting than the number of votes received for his or her election shall tender his or her resignation to the Chairman of the Board of Directors, subject to acceptance by the Board. In determining whether to accept the resignation, the best interests of the Corporation and all factors deemed relevant will be considered. The majority voting policy only applies to uncontested elections, meaning elections where the number of nominees for election is equal to the number of directors to be elected as set out in the management proxy circular for the particular meeting. The Governance and Nominating Committee is required to consider the resignation, having regard to the best interests of the Company and all factors considered relevant and to make a recommendation to the Board with respect to the action to be taken with respect to the resignation. The Board is required to make its decision and announce it in a press release within 90 days of the annual meeting, including, if applicable, the reasons for rejecting a resignation offer. A director who is required to tender a resignation under the majority voting policy will not participate in the deliberations of the Governance and Nominating Committee or the Board on any resignation offers from the same meeting unless there are fewer than three directors who are not required to tender a resignation, in which event the Board will proceed in making the determination. If a resignation is accepted, the Board may fill the vacancy created by the resignation.

Shareholders should note that, as a result of the majority voting policy, a withhold vote is effectively the same as a vote against a director nominee in an uncontested election.

The following tables set forth information with respect to each of the nominees for election as a director, including all officer positions currently held with the Company, principal occupation or employment for the past five years or more, educational qualifications, other current public company directorships (including related board committee memberships) and directorships in non-public companies, organizations or other entities that require a significant time commitment on the part of the nominee. Each of the nominees who has previously served as a director of the Company has done so since the year he or she first became a director.

The Board of Directors has the following committees: the Audit Committee, the Executive Committee, the Governance and Nominating Committee, the Human Resources Committee ("HRC"), the Reserves Committee and the Health, Safety, Environment and Corporate Responsibility Committee ("HSECR"). For a description of the Committees of the Board of Directors, see the Statement of Corporate Governance Practices set out in Schedule "A" to this Circular. Membership on the Board Committees is also noted in the tables below.

TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR

Christiane Bergevin
Age: 49 1
Montreal, Québec
Canada
Director since 2009
Independent 2
 Areas of Experience:
Management, International Finance, Engineering & Construction
2011 Vote Result
99.71% FOR

Christiane Bergevin has been the Executive Vice-President, Strategic Partnerships, Office of the President, of Desjardins Group (Canadian financial cooperative institution) since August 2009. Prior to that, she was Senior Vice-President and General Manager, Corporate Projects, with SNC-Lavalin Group Inc. ("SNC-Lavalin") (engineering and construction firm). For the 18 years prior to that, Ms. Bergevin held several executive and international finance positions with various SNC-Lavalin subsidiaries, including as President of SNC-Lavalin Capital Inc., its finance advisory arm, between 2001 and 2008. Ms. Bergevin holds a Bachelor of Commerce degree (Honours) from McGill University and graduated from the Wharton School of Business Advanced Management Program.

Board/Committee Membership		Attendance [3]		Attendance (Total)

Board		10 of 10	100%
Governance & Nominating		6 of 6	100%	19 of 20	95%
Health, Safety, Environment & Corporate Responsibility		3 of 4	75%

Note: Ms. Bergevin missed one regularly scheduled committee meeting due to a schedule conflict.

Other Public Board Memberships [4]			Other Board Committee Memberships (Public)

Fiera Sceptre Inc.			Audit (Chair)

Other Non-Public Board Memberships [5]			Other Board Committee Memberships (Non-Public)

Chambre de commerce du Montréal métropolitain			Executive
The Canadian Chamber of Commerce			International Strategic Advisory; Policy

Securities Held

Year	Common Shares [6]	Deferred Share Units (DDSUs) [7]	Total of Common Shares and DDSUs	Total Amount at Risk [8]	Minimum Share Ownership Met? [9]

2012	2,000	23,413	25,413	$349,175	N/A
2011	2,000	10,677	12,677	$305,009	N/A
2010	2,000	4,961	6,961	$133,651	N/A

Note: In addition to the Common Shares and DDSUs, Ms. Bergevin also holds 300 First Preferred Shares Series 1.

Options Held [10]

Date Granted	Expiry Date	Number Granted	Exercise Price	Total Unexercised	Value of Unexercised Options

None

Donald J. Carty, O.C.
Age: 65 1
Dallas, Texas
United States
Director since 2009
Independent 2
 Areas of Experience:
Management, Global Computer Systems, Air Transportation, Business Administration
2011 Vote Result
93.83% FOR

Donald Carty served as Vice Chairman and Chief Financial Officer of Dell Inc. (global computer systems and services company) from January 2007 until mid-2008. From 1998 to 2003, he was the Chairman and Chief Executive Officer of AMR Corp. and American Airlines (airline transportation company). Prior to that, Mr. Carty served as President of AMR Airline Group and American Airlines. Mr. Carty was the President and Chief Executive Officer of Canadian Pacific Airlines (airline transportation company) from March 1985 to March 1987. Mr. Carty holds an undergraduate degree and an Honorary Doctor of Laws from Queen's University and a Master's degree in Business Administration from Harvard University. Mr. Carty is an Officer of the Order of Canada.

Board/Committee Membership		Attendance [3]		Attendance (Total)

Board		8 of 10	80%
Audit		6 of 6	100%	19 of 21	90%
Human Resources (Chair)		5 of 5	100%

Note: Mr. Carty missed two Board meetings due to a schedule conflict. The missed meetings were not regularly scheduled meetings.

Other Public Board Memberships [4]			Other Board Committee Memberships (Public)

Dell Inc.			Nil
Barrick Gold Corp.			Audit; Compensation (Chair)
Canadian National Railway Co.			Audit; Finance; Corporate Governance & Nominating; Strategic
			Planning
Gluskin Sheff & Associates, Inc.			Compensation, Nomination and Governance

Other Non-Public Board Memberships [5]			Other Board Committee Memberships (Non-Public)

Porter Airlines Inc. (Chairman)			Audit (Chair); Compensation
Virgin America Airlines (Chairman)			Compensation
Southern Methodist University			Audit; Finance; Building and Grounds

Securities Held

Year	Common Shares [6]	Deferred Share Units (DDSUs) [7]	Total of Common Shares and DDSUs	Total Amount at Risk [8]	Minimum Share Ownership Met? [9]

2012	10,000	23,019	33,019	$453,681	N/A
2011	10,000	11,713	21,713	$522,415	N/A
2010	10,000	4,723	14,723	$282,682	N/A

Options Held [10]

Date Granted	Expiry Date	Number Granted	Exercise Price	Total Unexercised	Value of Unexercised Options

None

See footnotes on page 12.

TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR

William R.P. Dalton
Age: 68 1
Scottsdale, Arizona
United States
Director since 2005
Independent 2
 Areas of Experience:
Management, Finance, Banking
2011 Vote Result
99.51% FOR

William Dalton was Chief Executive of HSBC Bank plc (a British clearing bank) from 1998 to 2004, Executive Director of HSBC Holdings plc from 1998 to 2004, Global Head of Personal Financial Services for HSBC Group from 2002 to 2004 and held various positions in the Canadian operations of HSBC prior to 1998. Mr. Dalton holds a Bachelor of Commerce degree (Honours) and was awarded an Honorary Doctorate (Honorary Doctor of the University) by the University of Central England in Birmingham in 2001. Mr. Dalton is a Fellow of the Chartered Institute of Bankers of the United Kingdom and the Institute of Canadian Bankers.

Board/Committee Membership		Attendance [3]		Attendance (Total)

Board		10 of 10	100%
Audit (Chair)		6 of 6	100%	23 of 23	100%
Reserves		1 of 1	100%
Governance & Nominating		6 of 6	100%

Note: Mr. Dalton was appointed to the Reserves Committee on May 4, 2011; his attendance reflects all Reserves Committee meetings held from May 4, 2011 to December 31, 2011.

Other Public Board Memberships [4]			Other Board Committee Memberships (Public)

TUI Travel plc			Audit; Remuneration
HSBC USA Inc.			Audit; Risk
HSBC Bank USA, National Association			Audit; Risk

Other Non-Public Board Memberships [5]			Other Board Committee Memberships (Non-Public)

Associated Electric and Gas Insurance Services (AEGIS)			Audit
AEGIS Managing Agency for Lloyds of London Syndicate 1225			Audit
United States Cold Storage Inc.			Nil
HSBC North America Holdings Inc.			Audit; Risk
HSBC National Bank USA			Nil

Securities Held

Year	Common Shares [6]	Deferred Share Units (DDSUs) [7]	Total of Common Shares and DDSUs	Total Amount at Risk [8]	Minimum Share Ownership Met? [9]

2012	0	33,732	33,732	$463,478	Yes
2011	0	24,787	24,787	$596,375	N/A
2010	0	19,269	19,269	$369,965	N/A

Options Held [10]

Date Granted	Expiry Date	Number Granted	Exercise Price	Total Unexercised	Value of Unexercised Options

None

Kevin S. Dunne
Age: 63 1
Tortola,
British Virgin Islands
Director since 2003
Independent 2
 Areas of Experience:
Management, Oil & Gas, Strategy, Engineering
2011 Vote Result
99.90% FOR

Kevin Dunne has held various international senior and executive management positions with BP plc (international integrated oil and gas company), including General Manager of Abu Dhabi Company for Onshore Oil Operations (ADCO), a BP joint venture, from 1994 to 2001, Corporate Associate President of BP Indonesia from 1991 to 1994 and Corporate Head of Strategy for the BP Group based in London from 1990 to 1991. Mr. Dunne holds a Bachelor's degree in Chemical Engineering and a Master of Science in Management degree. Mr. Dunne is a Fellow of the Institution of Chemical Engineers and a Chartered Engineer.

Board/Committee Membership		Attendance [3]		Attendance (Total)

Board		10 of 10	100%
Health, Safety, Environment & Corporate Responsibility (Chair)		4 of 4	100%	17 of 17	100%
Reserves		3 of 3	100%

Other Public Board Memberships [4]			Other Board Committee Memberships (Public)

None			N/A

Other Non-Public Board Memberships [5]			Other Board Committee Memberships (Non-Public)

None			N/A

Securities Held

Year	Common Shares [6]	Deferred Share Units (DDSUs) [7]	Total of Common Shares and DDSUs	Total Amount at Risk [8]	Minimum Share Ownership Met? [9]

2012	0	41,670	41,670	$572,546	Yes
2011	9,000	32,587	41,587	$1,000,583	Yes
2010	9,000	27,623	36,623	$703,162	Yes

Options Held [10]

Date Granted	Expiry Date	Number Granted	Exercise Price	Total Unexercised	Value of Unexercised Options

None

See footnotes on page 12.

TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR

Harold N. Kvisle
Age: 59 1
Calgary, Alberta
Canada
Director since 2010
Independent 2
 Areas of Experience:
Management, Oil & Gas, Pipelines, Utilities, Engineering
2011 Vote Result
99.78% FOR

Harold Kvisle was the President and Chief Executive Officer of TransCanada Corporation (pipeline and power company), since May 2003, and of TransCanada PipeLines Limited ("TCPL") (pipeline company), since May 2001, until his retirement in June 2010. Prior to his employment with TCPL, Mr. Kvisle was the President of Fletcher Challenge Energy Canada Inc. (oil and gas company) from 1990 to 1999. Mr. Kvisle has worked in the oil and gas industry since 1975 and in the utilities and power industries since 1999. Mr. Kvisle holds a Bachelor of Science with Distinction in Engineering from the University of Alberta and a Master of Business Administration from the University of Calgary.

Board/Committee Membership		Attendance [3]		Attendance (Total)

Board		9 of 10	90%
Executive		1 of 1	100%
Human Resources		5 of 5	100%	18 of 19	95%
Reserves (Chair)		3 of 3	100%

Note: Mr. Kvisle missed one Board meeting due to a schedule conflict. The missed meeting was not a regularly scheduled meeting.

Other Public Board Memberships [4]			Other Board Committee Memberships (Public)

Bank of Montreal			Risk Review; Human Resources
ARC Resources Ltd.			Health, Safety and Environment (Chair)

Other Non-Public Board Memberships [5]			Other Board Committee Memberships (Non-Public)

Nature Conservancy of Canada (Chair)			N/A
Northern Blizzard Resources Inc.			N/A

Securities Held

Year	Common Shares [6]	Deferred Share Units (DDSUs) [7]	Total of Common Shares and DDSUs	Total Amount at Risk [8]	Minimum Share Ownership Met? [9]

2012	35,000	23,121	58,121	$798,583	N/A
2011	17,000	6,510	23,510	$565,651	N/A
2010	12,000	N/A	12,000	$230,400	N/A

Options Held [10]

Date Granted	Expiry Date	Number Granted	Exercise Price	Total Unexercised	Value of Unexercised Options

None

John A. Manzoni
Age: 52 1
Calgary, Alberta
Canada
Director since 2007
Non-Independent 2
 Areas of Experience:
Management, Strategy, Oil & Gas, Engineering, International
2011 Vote Result
99.83% FOR

John Manzoni was appointed President and Chief Executive Officer of Talisman Energy Inc. on September 1, 2007. During the 24 years prior to that, Mr. Manzoni held several senior strategic and operational leadership positions with BP plc (international integrated oil and gas company) and its global group of companies. From 2002 to 2007, he served as Chief Executive, Refining and Marketing (BP Group) and was on the board of directors of BP plc. Mr. Manzoni was named "International Business Leader of the Year" by the Canadian Chamber of Commerce in 2010 and he was awarded an honorary degree of Doctor of Science from Aberdeen University in 2011. Mr. Manzoni holds a Master of Science in Management degree as a Sloan Fellow from Stanford University and a Master of Science degree in Petroleum Engineering and a Bachelor of Science degree (Honours) in Civil Engineering from Imperial College in London, England.

Board/Committee Membership			Attendance [3]		Attendance (Total)

Board			10 of 10	100%
Executive			1 of 1	100%	15 of 15	100%
Health, Safety, Environment & Corporate Responsibility			4 of 4	100%

Other Public Board Memberships [4]				Other Board Committee Memberships (Public)

SAB Miller				Remuneration; Corporate Accountability and Risk Assurance

Other Non-Public Board Memberships [5]				Other Board Committee Memberships (Non-Public)

None				N/A

Securities Held

Year	Common Shares [6]	Performance Share Units (PSUs) [13,16]	Restricted Share Units (RSUs) [13]	Total Common Shares, PSUs and RSUs	Total Amount at Risk [8]	Minimum Share Ownership Met? [14]

2012	141,413	518,289	0	659,702	$9,064,305	N/A
2011	101,956	379,371	0	481,327	$11,580,728 [16]	N/A
2010	29,859	218,264	85,977	334,100	$6,414,720 [16]	N/A

Options Held [15]

Date Granted		Expiry Date	Number Granted	Exercise Price [11]	Total Unexercised	Value of Unexercised Options [12]

April 1, 2011		March 31, 2021	309,160	$23.92	309,160	$0
April 1, 2010		March 31, 2020	379,150	$17.295	379,150	$0
April 1, 2009		March 31, 2019	498,920	$13.255	498,920	$241,976
April 1, 2008		March 31, 2018	900,000	$18.02	900,000	$0
Sept 1, 2007		August 31, 2017	500,000	$18.225	500,000	$0

See footnotes on page 12.

TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR

Lisa A. Stewart
Age: 54 1
Houston, Texas
United States
Director since 2009
Independent 2
 Areas of Experience:
Management, Oil & Gas, Engineering, Business Development
2011 Vote Result
93.89% FOR

Lisa Stewart became the Chief Executive Officer of Sheridan Production Partners (oil and gas production company) in September 2006. Prior to that, Ms. Stewart was President of El Paso Exploration & Production (natural gas producer) from February 2004 to August 2006. Prior to her time at El Paso, Ms. Stewart worked for Apache Corporation for 20 years beginning in 1984 in a number of capacities. Her last position with Apache was Executive Vice-President of Business Development and E&P Services. Ms. Stewart holds a Bachelor of Science in Petroleum Engineering from the University of Tulsa, where she is a member of the College of Engineering and Natural Sciences Hall of Fame. She is also a member of the Society of Petroleum Engineers and Independent Petroleum Association of America (IPAA).

Board/Committee Membership		Attendance [3]		Attendance (Total)

Board		10 of 10	100%
Human Resources		5 of 5	100%	18 of 18	100%
Reserves		3 of 3	100%

Other Public Board Memberships [4]			Other Board Committee Memberships (Public)

None			N/A

Other Non-Public Board Memberships [5]			Other Board Committee Memberships (Non-Public)

Sheridan Production Partners (Chair)			N/A

Securities Held

Year	Common Shares [6]	Deferred Share Units (DDSUs) [7]	Total of Common Shares and DDSUs	Total Amount at Risk [8]	Minimum Share Ownership Met? [9]

2012	0	26,539	26,539	$364,646	N/A
2011	0	11,854	11,854	$285,207	N/A
2010	0	702	702	$13,478	N/A

Options Held [10]

Date Granted	Expiry Date	Number Granted	Exercise Price	Total Unexercised	Value of Unexercised Options

None

Peter W. Tomsett
Age: 54 1
West Vancouver,
British Columbia
Canada
Director since 2009
Independent 2
 Areas of Experience:
Management, Mining, Engineering
2011 Vote Result
93.95% FOR

Peter Tomsett was the President and Chief Executive Officer of Placer Dome Inc. (mining company) from September 2004 to January 2006. Mr. Tomsett was with Placer Dome for 20 years in a number of capacities. Prior to becoming President and Chief Executive Officer, he was Executive Vice-President of Placer Dome Asia Pacific and Africa. Mr. Tomsett graduated with a Bachelor of Engineering in Mining Engineering from the University of New South Wales and a Master of Science in Mineral Production Management from Imperial College in London.

Board/Committee Membership		Attendance [3]		Attendance (Total)

Board		10 of 10	100%
Human Resources		5 of 5	100%	19 of 19	100%
Health, Safety, Environment & Corporate Responsibility		4 of 4	100%

Other Public Board Memberships [4]			Other Board Committee Memberships (Public)

Silver Standard Resources Inc. (Chairman)			Governance
North American Energy Partners Inc.			Compensation (Chair); Risk and HSE

Other Non-Public Board Memberships [5]			Other Board Committee Memberships (Non-Public)

None			N/A

Securities Held

Year	Common Shares [6]	Deferred Share Units (DDSUs) [7]	Total of Common Shares and DDSUs	Total Amount at Risk [8]	Minimum Share Ownership Met? [9]

2012	0	27,359	27,359	$375,913	N/A
2011	0	11,830	11,830	$284,630	N/A
2010	0	667	667	$12,806	N/A

Options Held [10]

Date Granted	Expiry Date	Number Granted	Exercise Price	Total Unexercised	Value of Unexercised Options

None

See footnotes on page 12.

TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR

Michael T. Waites
Age: 58 1
Vancouver
British Columbia
Canada
Director since 2011
Independent 2
 Areas of Experience:
Management, Mining, Oil & Gas
2011 Vote Result
Not Applicable

Michael Waites became the President and Chief Executive Officer of Finning International Inc. (heavy equipment dealer and service company) in May 2008. Prior to that, Mr. Waites was Executive Vice President and Chief Financial Officer of Finning. He also served as a member of the board of directors of Finning for three years prior to his appointment as Executive Vice President and Chief Financial Officer. Prior to joining Finning in May 2006, Mr. Waites was Executive Vice President and Chief Financial Officer at Canadian Pacific Railway (railway and logistics company) since July 2000, and was also Chief Executive Officer U.S. Network of Canadian Pacific Railway. Previously, he was Vice President and Chief Financial Officer at Chevron Canada Resources (integrated oil and gas company). Mr. Waites holds a Bachelor of Arts (Honours) in Economics from the University of Calgary, a Master of Business Administration from Saint Mary's College of California, and a Masters of Arts, Graduate Studies in Economics from the University of Calgary. He has also completed the Executive Program at The University of Michigan Business School.

Board/Committee Membership		Attendance [3]		Attendance (Total)

Board		5 of 5	100%
Audit		3 of 3	100%	9 of 9	100%
Reserves		1 of 1	100%

Note: Mr. Waites was appointed to the Board of Directors and to the Audit and Reserves Committees on June 15, 2011. His attendance reflects all meetings held from June 15, 2011 to December 31, 2011.

Other Public Board Memberships [4]			Other Board Committee Memberships (Public)

Finning International Inc.			Environment, Health & Safety

Other Non-Public Board Memberships [5]			Other Board Committee Memberships (Non-Public)

None			N/A

Securities Held

Year	Common Shares [6]	Deferred Share Units (DDSUs) [7]	Total of Common Shares and DDSUs	Total Amount at Risk [8]	Minimum Share Ownership Met? [9]

2012	4,100	11,353	15,453	$212,324	N/A

Options Held [10]

Date Granted	Expiry Date	Number Granted	Exercise Price	Total Unexercised	Value of Unexercised Options

None

Charles R. Williamson
Age: 63 1
Sonoma, California
United States
Director since 2006
Independent 2
 Areas of Experience:
Management, Oil & Gas, International, Geology
2011 Vote Result
99.83% FOR

Charles Williamson was the Executive Vice-President of Chevron Corporation (integrated oil and gas company) from August until his retirement in December 2005. From 2001 to 2005, he was Chairman and Chief Executive Officer of Unocal Corporation ("Unocal") (oil and gas exploration and development company) and held various executive positions within Unocal, including Executive Vice President, International Energy Operations and Group Vice President, Asia Operations prior to 2001. Dr. Williamson holds a Bachelor of Arts degree in Geology, a Master of Science degree in Geology and a Doctorate in Geology.

Board/Committee Membership		Attendance [3]		Attendance (Total)

Board (Chairman)		10 of 10	100%
Executive (Chair)		1 of 1	100%	11 of 11	100%

Other Public Board Memberships [4]			Other Board Committee Memberships (Public)

Weyerhaeuser Company (Chairman)			Executive
PACCAR Inc.			Compensation; Nominating and Governance

Other Non-Public Board Memberships [5]			Other Board Committee Memberships (Non-Public)

None			N/A

Securities Held

Year	Common Shares [6]	Deferred Share Units (DDSUs) [7]	Total of Common Shares and DDSUs	Total Amount at Risk [8]	Minimum Share Ownership Met? [9]

2012	0	115,486	115,486	$1,586,778	N/A
2011	0	83,330	83,330	$2,004,920	N/A
2010	0	56,527	56,527	$1,085,318	N/A

Options Held [10]

Date Granted	Expiry Date	Number Granted	Exercise Price	Total Unexercised	Value of Unexercised Options

None

See footnotes on page 12.

TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR

Charles M. Winograd
Age: 64 1
Toronto, Ontario
Canada
Director since 2009
Independent 2
 Areas of Experience:
Management, Finance, Investment Banking, Business Administration
2011 Vote Result
99.53% FOR

Charles (Chuck) Winograd is Senior Managing Partner of Elm Park Credit Opportunities Fund (mid-market lending limited partnership). He is also President of Winograd Capital Inc. (external consulting and private investments firm). From 2001 to 2008, Mr. Winograd was Chief Executive Officer of RBC Capital Markets (investment bank). When RBC Dominion Securities (investment bank) acquired Richardson Greenshields in 1996, Mr. Winograd became Deputy Chairman and a director. He was appointed to the position of President and Chief Operating Officer of RBC Dominion Securities in 1998. Mr. Winograd held several executive postings in Richardson Greenshields (privately owned investment dealer) until becoming President and Chief Executive Officer in 1987 and Chairman and Chief Executive Officer in 1991. Mr. Winograd holds a Master of Business Administration degree from the University of Western Ontario and is a Chartered Financial Analyst (CFA).

Board/Committee Membership		Attendance [3]		Attendance (Total)

Board		10 of 10	100%
Audit		6 of 6	100%	22 of 22	100%
Governance & Nominating (Chair)		6 of 6	100%

Other Public Board Memberships [4]			Other Board Committee Memberships (Public)

RioCan Real Estate Investment Trust			Nominating and Governance; Investment

Other Non-Public Board Memberships [5]			Other Board Committee Memberships (Non-Public)

RBC Dexia			Audit (Chair)
Tamir Fishman (Israel) (Chairman)			Nil
Mount Sinai Hospital			Business Development (Chair); Research
James Richardson & Sons, Limited			Compensation and Human Resources (Chair)

Securities Held

Year	Common Shares [6]	Deferred Share Units (DDSUs) [7]	Total of Common Shares and DDSUs	Total Amount at Risk [8]	Minimum Share Ownership Met? [9]

2012	0	28,361	28,361	$389,680	N/A
2011	0	14,221	14,221	$342,157	N/A
2010	0	5,826	5,826	$111,859	N/A

Options Held [10]

Date Granted	Expiry Date	Number Granted	Exercise Price	Total Unexercised	Value of Unexercised Options

None

See footnotes on page 12.

TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR

1
Ages are calculated as at March 1, 2012.

2
Please see "Independence of Directors" as described on page 62 for details on the independence determinations applicable to each nominee listed.

3
The number of meetings held in 2011 by: the Board of Directors included 6 regularly scheduled meetings and 4 special meetings; the Audit Committee included 6 regularly scheduled meetings; the Human Resources Committee included 4 regularly scheduled meetings and 1 special meeting; the Governance and Nominating Committee included 4 regularly scheduled meetings and 2 special meetings; the HSECR Committee included 4 regularly scheduled meetings; the Reserves Committee included 3 regularly scheduled meetings; and the Executive Committee included 1 meeting.

4
Refers only to issuers that are Canadian reporting issuers or the equivalent in a foreign jurisdiction.

5
Refers to directorships of non-public companies, organizations or other entities that require a significant time commitment from the nominee listed.

6
Refers to the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as provided by the nominee, as of March 8, 2010, March 1, 2011 and March 1, 2012, respectively, where applicable.

7
Refers to the number of deferred share units ("DDSUs") held by the nominee under the Deferred Share Unit Plan for non-employee directors (the "DDSU Plan") as described on page 44, as of March 8, 2010, March 1, 2011 and March 1, 2012, respectively, where applicable.

8
The "Total Amount at Risk" is determined by multiplying the total of Common Shares and/or DDSUs/RSUs/PSUs held by the nominee as of March 8, 2010, March 1, 2011 and March 1, 2012, respectively, where applicable, by the closing share price of the Company's Common Shares traded on the Toronto Stock Exchange ("TSX") on March 8, 2010 ($19.20), March 1, 2011 ($24.06) and March 1, 2012 ($13.74), respectively, where applicable.

9
Please see the "Director Share Ownership Policy" as described on page 44 for details on the value of Common Shares and/or DDSUs each nominee is required to hold.

10
None of the independent directors hold any unexercised options and no options are outstanding under the Director Stock Option Plan described on page 45. No stock options have been granted to non-executive directors since 2003. As a result of the current compensation structure for non-executive directors, the Company does not intend to grant further stock options under the Director Stock Option Plan.

11
The "Exercise Price" is the mean of the high and low reported prices at which Common Shares were traded on the TSX on the last business day before the date on which such option was granted.

12
The "Value of Unexercised Options" is calculated by subtracting the exercise price of the stock option or cash unit from the closing price of the Company's Common Shares on the TSX as of March 1, 2012 ($13.74) and multiplying that amount by the number of Common Shares issuable upon exercise of the options or number of Common Shares underlying the options held.

13
Refers to the number of restricted share units ("RSUs") and performance share units ("PSUs") held by Mr. Manzoni under the Restricted Share Unit Plan as described on page 29 and the Performance Share Unit Plan as described on page 27, as of March 8, 2010, March 1, 2011 and March 1, 2012, respectively, where applicable. Mr. Manzoni did not receive compensation for his services as a director and is not entitled to receive DDSUs under the Director Deferred Share Unit Plan. Mr. Manzoni has not held any RSUs since 2010.

14
Please see the "Executive Share Ownership Guidelines" as described on page 31 for details on the value of equity Mr. Manzoni is required to hold and the "Share Ownership Table" on page 35 for the details of the Common Shares currently owned by Mr. Manzoni.

15
Refers to the number of unexercised options held by Mr. Manzoni under the Employee Stock Option Plan described on page 27, as of March 1, 2012.

16
The number of PSUs that vest is dependent upon the achievement of performance metrics against predetermined targets, measured over a three-year period. The value shown is based on PSUs granted but not yet vested.

TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR

APPOINTMENT OF AUDITOR

Shareholders will be asked at the Meeting to pass a resolution reappointing Ernst & Young LLP, Chartered Accountants, as auditor of the Company, to hold office until the next annual meeting of shareholders. To be effective, the resolution must be passed by a majority of the votes cast thereon by the shareholders at the Meeting. Ernst & Young LLP or its predecessor has been the auditor of the Company or its predecessor since 1982.

ADVISORY VOTE ON EXECUTIVE COMPENSATION

Background

The Board of Directors believes that shareholders should have the opportunity to fully understand the objectives, philosophy and principles that guide the executive compensation related decisions made by the HRC and the Board of Directors. The Board has determined that it would be appropriate to hold a non-binding advisory vote on the approach to executive compensation, commonly referred to as a "say on pay" vote, at the Meeting with the intention that this shareholder advisory vote will form an integral part of the Board's shareholder engagement process around executive compensation.

Shareholders will be asked at the Meeting to vote, on an advisory basis, on the acceptance of the Company's approach to executive compensation as set forth in the section entitled "Compensation Discussion and Analysis" in this Circular.

As the vote will be an advisory vote, the results will not be binding upon the Board of Directors. The Board, and specifically the HRC, will not be obligated to take any compensation actions, or make any adjustments to executive compensation programs or plans, as a result of the vote. The Company will disclose the results of the shareholder advisory vote as a part of its report on voting results for the Meeting.

Proposed Resolution

At the Meeting, shareholders will be asked to vote on the following resolution:

BE IT RESOLVED, on an advisory basis and not to diminish the role and responsibilities of the Company's Board of Directors, the shareholders of the Company accept the Company's approach to executive compensation disclosed in the Management Proxy Circular of the Company dated March 5, 2012.

Board and Management Recommendation

The Board of Directors unanimously recommends that shareholders vote FOR the resolution.

TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR

Letter to Shareholders

Dear Shareholder,

The Human Resources Committee's ("HRC") mandate includes having a robust succession planning process to create and maintain a pool of potential executives to support the Company's future and to provide appropriate executive compensation to Talisman's executives, the latter being the focus of this letter. The Report from the HRC on page 55 contains additional information regarding the Committee objectives and activities in 2011.

Succession Planning and Talent Management

The HRC is responsible for reviewing succession plans for the Chief Executive Officer ('CEO") and other key management positions within the Company. The full Board also holds a working session with the CEO at least once a year to review the performance of the Executive Vice-Presidents in their current roles as well as future capabilities and development plans for them. When required, the Audit Committee reviews the appointment of the Chief Financial Officer ("CFO").

The HRC engages in key talent management initiatives that support the business strategy, such as recruitment activities, leadership development and employee engagement. Programs are reviewed in consideration of external benchmarking, good governance and best practices.

The HRC and the Board interact with the executive team at regularly scheduled meetings. The HRC also has opportunities to gain exposure to high potential employees throughout the year during various meetings and company events which facilitates the HRC getting to know our future leaders.

Compensation Programs and Determination Process

The HRC strives to provide an executive compensation program that attracts, motivates, and retains the talent we need to achieve our Company's strategic objectives. This means ensuring that executive compensation is aligned with Talisman's executive compensation principles, the strategy of the company, shareholder interests, governance practices, and market competitive practice. We are committed to keeping you informed by providing transparent and understandable compensation practice disclosure. Our intent is to provide you with the necessary information to understand what we pay our executives, how we pay them and the rationale behind the decisions.

Pay for Performance

Our executive compensation philosophy is to pay for performance. Compensation for our executives has a direct correlation with stock market performance, strategic and operating targets and corporate and individual goals and objectives. This ensures alignment between executive compensation and value creation for our shareholders. The HRC met in February, 2012 to review and approve the framework and amount of executive compensation for the 2012 year, and to determine the variable pay plan awards applicable to 2011 performance. As in previous years, the executive compensation framework continues to contain a strong weighting towards pay-at-risk, demonstrating the desired alignment of pay to performance.

Based on 2011 Company results, the HRC approved a Variable Pay corporate score below target level performance and over 50% lower than last year's results, reflecting disappointing in-year performance on operational and financial objectives despite strong safety results. In addition, Talisman executives experienced a considerable impact to the market value of their long-term incentives and personal holdings of Talisman shares due to the significant decrease in Talisman's share value during the year.

The performance of the Company, measured over a longer period is a different story. Talisman's 2009 Performance Share Unit (PSU) grant, which measured key financial and operational metrics over a 3-year period from 2009 to 2011, was approved by the HRC to settle just above the target level. This is representative of the significant improvements the Company has made in terms of profitability and hydrocarbon reserves and resources over the last 3 years.

The HRC believes that Talisman's approach to executive pay for performance and subsequent compensation outcomes demonstrates to shareholders our commitment to creating shareholder value.

Changes in Executive Compensation

The HRC has approved a number of changes to executive compensation in 2011. These changes have been made with a mind to improving alignment for long-term value creation and pay for performance at Talisman as well as changing market practice.

For the 2012 grant of stock-based compensation, the HRC has approved a change to the pay mix of the executives long-term incentives (LTI), increasing the proportion of PSUs to 75% from 50%. The remaining LTI will continue to be provided in stock options. As the PSUs have internal company performance measures determining their settlement, the HRC believes this increases the overall pay for performance of the executive compensation package.

TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR

The HRC approved the introduction of an Executive Deferred Share Unit (DSU) plan in 2011. This plan allows executives to defer a portion of future Variable Pay Plan awards to the purchase of Talisman share units which are held by the Company until the executive leaves the organization. DSU plans are common in our industry and promote company ownership by our executives.

The company's executive contracts have been amended to align with current best practice, including requiring a Company initiated termination following a change in control before any separation payments are triggered ("double trigger"). This change will be effective for all future Executive Officers hired on or after January 1, 2012.

Finally, upon the recommendation from the HRC, the Board of Directors approved an amendment to Talisman's Insider Trading Policy in February 2012 to prohibit reporting insiders from engaging in transactions designed to hedge or offset a decrease in the market value of equity-based compensation or other Talisman securities which are held directly or indirectly by them.

Risk Assessment

The HRC monitors the inherent risk of the compensation provided to executive officers to ensure that, taken individually as well as in aggregate, any risk is both reasonable and controllable. As such, executive compensation has been structured to provide a mix of both fixed and pay for performance elements as well as considering the short, medium and longer term time horizons of both the Company performance and executives' wealth accumulation. This has resulted in the balanced approach to provide salary, annual variable pay, long-term incentives with both 3-year and 10-year time horizons, health benefits and pension to executives.

Towers Watson completed an Executive Compensation Risk Assessment for the HRC in early 2012. This was the first formal review of compensation risk by an independent party. The assessment included examining the key financial and operating activities of the Company as well as the interplay of these activities with the key drivers of the executive compensation arrangements. Towers Watson also examined the underlying compensation philosophy, the mix of fixed and variable compensation as well as the amount of equity-based compensation within our programs. Finally, the measures within the incentive plans were examined to determine how they incent and reward the performance of the Company and if there were any unintended consequences for the HRC to be aware of.

In summary, Towers Watson reported to the HRC that their review did not find risks arising from the compensation programs that are reasonably likely to have a material adverse effect on the Company. In addition, they noted that the open and transparent relationship between management and the Board created a positive environment for future risks to be identified, discussed and mitigated.

Say On Pay

In 2011, for the first time, we invited shareholders to cast a non-binding advisory vote on Talisman's approach to executive compensation. The level of support received was 93% in favour of our practices. Talisman's executive compensation programs and policies are designed to align the Company's executive officers with the short-term and long-term interests of Talisman's shareholders by linking executive compensation to the performance of the Company, as measured by Talisman's progress on strategic objectives and operational and financial results.

Evidence of this linkage for the 2011 performance year, is both the over 50% reduction in the year-over-year payout level of the annual Variable Pay Program and the target level settlement of the 2009 PSU grant to executives, including the CEO. The HRC did not apply any additional discretion to executive pay over and above evaluating the performance of the Company.

The HRC is also committed to the continuous improvement of our compensation and disclosure practices, as well as monitoring changes in these areas. As a result, we will implement those practices that are relevant to our company and which provide additional value and clarity for our shareholders. We will monitor leading edge practices to ensure we stay current with executive compensation and governance trends and can adopt new practices that are in the best interests of both the Company and our shareholders.

We appreciate the time you spend reading our disclosure and voting on our approach to executive compensation. The Human Resources Committee and the Board welcome your participation in our second advisory vote on executive compensation.

Yours Truly,

Donald J. Carty, Chair of the Human Resources Committee

TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR

Compensation Discussion and Analysis

This Compensation Discussion & Analysis ("CD&A") describes Talisman's executive compensation programs and overall approach to executive compensation. Specifically discussed is the compensation for the following Named Executive Officers, referred to herein as "Executive Officers":

•
John A. Manzoni, President and Chief Executive Officer;

•
L. Scott Thomson, Executive Vice-President, Finance and Chief Financial Officer;

•
A. Paul Blakeley, Executive Vice-President, International Operations (East);

•
Paul R. Smith, Executive Vice-President, North American Operations; and

•
Richard Herbert, Executive Vice-President, Exploration.

For the purposes of this CD&A, "executive compensation" means base salary, short-term and long-term incentives, benefits (including post-employment benefits and change-in-control provisions), and other compensation. The executive compensation program covers all Executive Vice-Presidents that report to the President and Chief Executive Officer, and the CEO himself.

COMPENSATION PHILOSOPHY AND PROGRAM DESIGN

The executive compensation programs have fixed and performance-based elements. The programs are designed to be more heavily weighted towards performance-based elements of compensation, reinforcing Talisman's performance based culture. Total direct compensation is targeted to the 50th percentile of the Company's peer group.

The executive compensation philosophy is to reward Executive Officers commensurate with the success of the Company, execution of Talisman's strategy as outlined on page 19, personal achievements in support of that strategy, and in accordance with Talisman's values.

In keeping with this philosophy, the main objectives of Talisman's executive compensation programs are to:

•
Pay for performance by rewarding the attainment of goals and objectives;

•
Attract, retain and motivate high quality Executive Officers to drive organizational success and long-term shareholder value creation, with appropriate consideration of risk;

•
Develop a sense of proprietorship, thereby encouraging all Executive Officers to act in the best interests of the Company;

•
Build flexibility in its programs to accommodate the cyclical nature of the oil and gas business; and

•
Align programs to business needs, structure and culture.

In 2011, Talisman adjusted its executive compensation policy to position total direct compensation at approximately the 50th percentile of the North American peer group. This reflects an evolution in Talisman's peer group selection as we ensure that Talisman benchmarks against direct competitors for its executive talent.

Corporate performance is measured by achievement of safety, environmental, strategic, operational, financial and people goals. Individual performance is evaluated based on achievement of personal performance goals, leadership (including technical leadership), and demonstration of Talisman's values. Talisman's values emphasize safety, passion, bias for results, respect, excellence, teamwork, and honest communication. Through individual goal setting and performance reviews involving the HRC, Executive Officers have a clear line of sight between individual contributions, organizational success, and the impact on compensation.

Executive Officers have both fixed and performance-based elements of compensation. Programs are intentionally designed to be more heavily weighted towards performance-based elements of compensation, reinforcing Talisman's performance culture. This provides Talisman with financial flexibility and Executive Officers with an incentive to outperform expectations. Total direct compensation is targeted such that top quartile compensation is provided to Executive Officers in times when Talisman and the individual exceed performance goals. By having elements of total direct compensation subject to performance, Executive Officers will receive significantly less compensation if Talisman does not achieve its goals.

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ANNUAL COMPENSATION REVIEW PROCESS

Talisman has established a North American peer group of companies similar to Talisman in terms of industry, size and/or complexity. Each Executive Officer position is compared with similar positions in peer companies.

Compensation for the Executive Officers is reviewed on an annual basis, and involves a detailed review of corporate and individual performance and market compensation data. The HRC reviews base salaries, variable pay and long-term incentives individually and as a whole (that is, it considers "total direct compensation" in its entirety).

Starting in 2012, the Board of Directors, after receiving a recommendation from the HRC, reviews and approves changes to the CEO's compensation, considering competitive market practice and performance. The HRC will continue to review and approve changes to the remaining Executive Officers' compensation.

Competitive Market Analysis

Compensation for the Executive Officers is reviewed on an annual basis, and involves a detailed review of corporate and individual performance and market compensation data. The HRC reviews base salaries, variable pay and long-term incentives individually and as a whole. It considers total direct compensation in its entirety.

The HRC reviews compensation practices in peer organizations when establishing compensation levels for Executive Officers. Talisman selects its peer companies with the following attributes:

•
A significant presence in oil and gas exploration and production;

•
North America operations or headquarters, facilitating compensation design and company performance comparisons;

•
International operations, recognizing the broader talent market for executive roles and reflecting international challenges and complexities similar to Talisman; and

•
Revenue, assets and market capitalization relative to Talisman.

The following North American peer companies were selected in 2011 to be used for competitive market analysis of executive compensation for Talisman's Executive Officers:

Anadarko Petroleum Corporation	Husky Energy Inc.

Apache Corporation	Imperial Oil Limited

Canadian Natural Resources Ltd.	Marathon Oil Corporation

Cenovus Energy Inc.	Murphy Oil Corporation

Chesapeake Energy Corporation	Nexen Inc.

Devon Energy Corporation	Noble Energy Inc.

Enbridge Inc.	Occidental Petroleum Corporation

Encana Corporation	Southwestern Energy Co.

EOG Resources, Inc.	Suncor Energy Inc.

Hess Corporation	TransCanada Corporation

These peer companies were selected because they are independent organizations similar to Talisman in terms of industry, size and/or complexity. Many of these companies have executive positions similar to those of Talisman and reflect the combined domestic and international scope of responsibilities required at the executive level, and also reflect the broader geographic market in which Talisman competes for executive talent and capital. A competitive market analysis was completed. It involved comparing each Executive Officer position with similar positions in peer companies.

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Executive Compensation Consultants

In 2011, the HRC approved the retention of Towers Watson Canada Inc. to advise the Committee with respect to executive compensation matters. Towers Watson reports directly to the Chair of the Committee on these matters.

The HRC retains the services of Towers Watson Canada Inc. ("Towers Watson") to provide market information, surveys and trends, as well as external opinions on various executive compensation matters, and to provide advice to the Committee in respect of recommendations on compensation for Talisman's executives. Towers Watson reports directly to the Chair of the Committee on these matters. Towers Watson was first retained by Talisman Energy Inc. on May 19, 2010.

In 2011, management paid approximately $350,274 to Towers Watson for its services.

Executive Compensation Related Fees

Type of Work	Approximate fees paid 2011 ($)	Approximate fees paid 2010 ($)[1]

Consulting support to the Board or Committee Chair on compensation matters	266,075	178,317

Consulting support to management on compensation matters	84,199	–

All Other Fees (actuarial, benefits and other services provided)	–	88,745 [2]

Total fees paid	350,274	267,062

1
In 2010, Towers Watson was engaged by management to conduct an employee survey with fees totaling $88,745.

2
Fees paid in 2010 varied from previous year's disclosure as taxes are now included in all compensation fees reported.

Determining Executive Officer Compensation – Context for Decision-Making

The HRC considers the targets included in the performance contracts when evaluating performance and determining the variable pay component of compensation. The determination of the final variable pay plan awards is not a mechanical scorecard approach. The HRC conducts a thorough assessment of all business and individual performance results and a qualitative evaluation of strategic leadership. The HRC also considers the broader economic environment in which business is operating, the degree to which risk mitigation informed the decisions made by Executive Officers, and the performance of management in ensuring that the Company acts in a socially responsible manner.

Market data is not the only factor considered by the HRC in determining executive compensation levels for Executive Officers. Talisman links executive compensation to the Company's performance against both strategic and operating targets. Overall corporate results, together with each Executive Officer's individual performance results for the prior performance year, influence the HRC's final determination of executive compensation.

On an annual basis, the HRC approves the performance contracts of the Executive Officers, which allows the Board of Directors to set expectations of the Executive Officers for the upcoming year. The performance contract for the President and Chief Executive Officer reflects the overall corporate objectives for the year. The performance contracts of the other Executive Officers cascade from these overall objectives.

The performance contracts of the Executive Officers generally have four main components:

•
Health, Safety and Environment is a core value at Talisman, and the safety of Talisman employees, contractors, and all others directly affected by Talisman's operations is the top priority of the Company. Safety goals are included to ensure that the Company's safety culture is driven by a visible commitment by Executive Officers.

•
The second set of performance metrics focus on key business metrics for the upcoming year. Certain of these metrics, such as capital spending and operating cost, are relatively controllable, whereas other metrics such as net income are a function of both operating performance and external factors such as commodity prices. These metrics are tied to Talisman's

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  annual operating plan and capital budget which are approved by the Board in December of each year. The objectives (which are reflected in the performance contracts) establish a benchmark for evaluating executive performance and establishing a corporate multiplier (score) for variable pay.

•
The third set of performance metrics is based on the shared objective to continue to make people development a key priority by turning development plans into actions and engaging in better performance conversations.

•
The final set of performance metrics is based on strategic initiatives. The Executive Officers and, in particular, the President and CEO are responsible for leading the development and execution of the Company's long-term strategy with a view to creating shareholder value. Talisman's key 2011 strategic objectives were:

  •
  Establish long-term growth and enhanced value from Talisman's operations in North America and Southeast Asia. Management believes that shale gas development in North America, particularly liquids-rich shales are the main near-term growth engine for the Company, augmented by activities in Southeast Asia.

  •
  Reposition the international portfolio for renewal via high impact exploration in select areas. Talisman's international exploration portfolio is directed toward high-impact prospects, which, if successful, will support the ongoing renewal of the Company.

  •
  Operate Talisman's conventional North Sea business and conventional portfolio in North America at maximum efficiency to maintain stable, high quality production and cash generation for at least a decade. Talisman intends to maximize the value of existing assets, through efficient operations, in order to generate cash for growth opportunities elsewhere in the portfolio. Non-strategic mature assets will be sold to both focus the portfolio and generate cash to accelerate the strategy.

The HRC considers the targets included in the performance contracts when evaluating performance and determining the variable component of compensation. However, the determination of the final variable pay plan awards is not guided by a mechanical scorecard approach. Rather, the HRC conducts a thorough assessment of all business and individual performance results and a qualitative evaluation of strategic leadership. The HRC also considers the broader economic environment in which the business is operating, the degree to which risk mitigation informed the decisions made by Executive Officers, and the performance of management in ensuring that the Company acts in a socially responsible manner. More specifically, the HRC recognizes that:

•
Executive Officers need to consider not only commercial and technical risks, but also social, political, and reputational objectives and risks integral to the Company's ability to achieve long-term sustainability;

•
Changes in the economic environment, actions by competitors, drilling results and other factors during the year may require deviation from the original plan;

•
Executive Officers must be given the flexibility and ability to make reasonable decisions, to ensure that they can lead the development and execution of the Company's strategy; and

•
Executive Officers should be rewarded for capitalizing on opportunities that arise during the year and their ability to avoid or minimize negative impacts resulting from changing market conditions.

The President and Chief Executive Officer provides the HRC with additional context for its decision-making, offering assessments on individual performance of the Executive Officers. The HRC finalizes decisions on all executive compensation elements at the same time that the annual financial results are reviewed by the Board of Directors. This ensures that a holistic view of performance and of compensation is taken.

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Discretion

The HRC has full discretion on executive compensation with respect to adjusting the award upwards or downwards. The HRC may also waive the eligibility criteria, performance measures, the target and the maximum award levels if it believes it is reasonable to do so, considering factors such as key performance indicators, and the external global business environment in which the performance was achieved.

The HRC reviews compensation material in its in camera sessions, as well as in an in camera session of the full Board. The HRC has full discretion on executive compensation with respect to adjusting the award up or down. The HRC may also waive the eligibility criteria, performance measures, the target and the maximum award levels if it believes it is reasonable to do so, considering factors such as: key performance indicators and the external global business environment in which the performance was achieved. In 2011, the Terms of Reference of the HRC were changed such that the CEO's compensation is now reviewed by and approved by the full Board, with the same discretion as the HRC.

The HRC has authority, at its discretion, to engage consultants and/or legal advisors, as required, to gather information and deliver independent opinions and advice on various subjects, including, among other things, executive compensation and compensation disclosure practices. As part of its normal course, the HRC completes a review of the market position and trends which in turn provides a frame of reference for compensation decisions.

In 2011, the HRC approved the retention of Towers Watson to review and comment on Executive Officer compensation, beginning with compensation levels for 2011, relative to the market.

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EXECUTIVE COMPENSATION ELEMENTS

Base salary and variable pay reward both Company and individual Executive Officer performance on an annual basis. Long-term incentives reward Executive Officers for long-term performance of the Company as measured by key business metrics as well as share price performance. The summary chart below describes the key objectives for each executive compensation element and the relative pay mix 1.

1
Pay mix refers to the relative combination of three key elements – base salary, variable pay, and long-term incentives. Target pay mix for the Executive Officers, including the President and CEO, is depicted to the right of the summary table above. As demonstrated, compensation is more heavily weighted toward performance-based "at risk" compensation, rather than fixed compensation. This positioning supports the Company's guiding principle of placing a significant portion of pay at risk, linking executive rewards with the achievement of business objectives.

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Base Salary

Base salaries are targeted at the 50th percentile of similar positions in the North American peer group. For 2012, Talisman will continue to target this position in the market in order to attract and retain high quality executive officers.

Base salary provides a fixed level of income to Executive Officers. When making base salary decisions, an Executive Officer's skills, relevant experience, level of contribution to Talisman, and overall performance is assessed. Base salaries for Executive Officers are reviewed annually and adjustments are made April 1 of each year. Any changes to base salaries require the approval of the HRC.

Base salaries are generally targeted at the 50th percentile of similar positions in the Company's North American peer group. Talisman will continue to target this position in the market in 2012 to attract and retain high quality executive officers.

In addition to providing a fixed element of compensation, base salaries are linked to other compensation elements, including short-term and long-term incentives. Since targets for short-term and long-term incentives are expressed as a percentage of base salary, the HRC reviews all elements of Executive Officer compensation at the same time.

Variable Pay Plan Overview

The key objectives of Talisman's variable pay plan are to align performance with achievement of goals and objectives, reinforce accountability and company values, reward performance contributions and provide opportunities to share in Talisman's success. In 2011, the HRC approved adding a Region/International Exploration multiplier to the variable pay program starting in the 2012 performance year.

Variable pay is a key element of executive compensation and provides a target total cash compensation opportunity at a market competitive level. The variable pay plan is designed to link an Executive Officer's individual performance and impact on corporate performance, to actual variable pay received. Talisman's Executive Officers share in the risks and rewards of safety, environmental, operational, financial, people, strategic, and individual success.

Key objectives of Talisman's variable pay plan are intended to:

•
Align performance with the achievement of annual goals and objectives;

•
Reinforce accountability and company values;

•
Reward performance contributions relative to leadership, financial results and operational achievements; and

•
Provide opportunities to share in Talisman's success.

Variable pay for 2011 was targeted (as a percentage of salary) at the median of the North American energy peers. Actual variable pay received by Executive Officers may exceed or fall short of targets based upon Company and individual performance outcomes. Variable pay opportunities range from 0% to 200% of target for both corporate and individual components of the program. Variable pay in respect of the current year's performance is paid in a lump sum in April of the following year after a full assessment by the HRC of year-end financial performance and individual results.

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The variable pay targets, opportunity ranges, and relative weightings for the most recently completed performance year are as follows:

	Variable Pay		Weighting on Results
Position	Target[1] (as a % of salary earnings)	Opportunity Range (as a % of salary earnings)	Corporate (%)	Individual (%)

President and Chief Executive Officer	110	0 – 220	70	30

Operations, Exploration and Chief Financial Officers	70	0 – 140	50	50

Other Executive Officers	60	0 – 120	50	50

1
In 2011, the HRC made a change to the targets for the CEO, CFO as well as the Operations and Exploration executives based on market competitive data and in consideration of Talisman's competitive rewards package.

In December 2011, the HRC, with input from management, approved adding a Region/International Exploration multiplier to the Variable Pay Program starting in the 2012 performance year. The Region/International Exploration multiplier applies to employees at and below the Executive-Vice President level that are responsible for the performance of a single Region or International Exploration. This change aligns with current market practice and enables an additional level of pay for performance differentiation.

The relative multiplier weightings for the 2012 performance year, with payout in April 2013, for the Operations and Exploration Officers will include a 25% Corporate, 25% Region/International Exploration weighting in addition to the 50% individual weighting.

2011 Variable Pay Plan Awards

The HRC approved a corporate multiplier of 0.70 reflecting 2011 results below target level performance. The CEO was awarded an individual multiplier of 0.65.

As noted on pages 24 and 25, the HRC considers market data, the performance of the Company as a whole against the targets set in the Executive Officers' performance contracts and the broader environment in which the Company operates in making its determination on variable pay plan awards. Acting in the best interests of the Company, the HRC has the discretion and authority to appropriately adjust variable pay upward or downward based on the outcome of these assessments.

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In February 2012, the HRC considered the performance contracts of the Executive Officers against actual results achieved. The HRC has made the following observations with respect to the objectives contained in the President and Chief Executive Officer's contract, which reflects the achievement of overall corporate objectives:

President and Chief Executive Officer Objectives and Results 20111

2011 Objectives		2011 Results

Health Safety and Environment (20% weighting)
•	Reduce LTIF[2] and TRIF[3] by at least 20%, the number of unintentional hydrocarbon releases by 20% and the number of oil and chemical spills by 20%	•	47% reduction in LTIF and a 23% reduction in TRIF, unintentional hydrocarbon releases and oil and chemical spills increased
•	Achieve a zero backlog on repair orders for safety critical equipment and overdue safety critical preventative maintenance man hours	•	There was a small backlog of overdue safety critical repair orders on Dec 31, 2011 that were eliminated shortly after year-end and continue to be carefully managed

Key Business Metrics (40% weighting)
•	Net income – $151MM	•	Net income was $776MM
•	Production – minimum guidance of 450 mboe/day;	•	Achieved annual production of 426 mboe/day, which was in line with 3Q market guidance and represents a 9% increase in underlying production from continuing operations
•	Operating Costs of $2.3B	•	Operating Costs were $2.4B, which was 5% higher than plan after adjusting for foreign exchange
•	Cash E&P Capital, excluding acquisitions and divestitures, of $4.0 – $4.5B	•	Cash E&P Capital was approximately $4.5B
•	Reserves replacement, excluding price revisions, 314 mmboe	•	Reserves replacement was 157% of production in 2011 with 243 mmboe of proved reserves (through drilling and non-price revisions)
•	Replacement costs $14.50/boe	•	2011 replacement costs were approximately 22% higher. Three-year rolling average replacement cost (reserves added in year divided by E&P capital expenditure in the year) was reduced by 20%
•	Free cash flow of $(1.6B)	•
Free cash flow was $(2B) which is lower than planned due in part to asset acquisitions in the Eagle Ford shale play in Texas and the Duvernay shale play in Alberta that were not contemplated in the plan
•	Before tax recycle ratio of 1.4x	•	Achieved a before tax recycle ratio of 1.9x
•	Gross G&A $1.13B	•	Gross G&A was $1.2B

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Strategic Initiatives (40% weighting)
•	Identify and sponsor the development of Talisman's future leaders globally	•
Developed and implemented an emerging leader development program. Employees and leaders worked collaboratively to create individual development plans; training was implemented to improve the overall quality of performance discussions
•	Champion global discipline networks	•	Increased capacity of discipline networks and made significant progress against objectives; created a reservoir engineering discipline network
•	Develop and implement a more formalized performance management process	•	The Company established cascaded performance contracts down to the asset manager level to increase ownership and accountability
•	Continue to develop the exploration portfolio and capability to ensure a reliable, renewable contribution over time	•
Exploration success in the Kurdistan region of northern Iraq, Colombia, Norway and Papua New Guinea ("PNG") with wells drilling over year-end in Peru and Poland. Resource addition targets were met or exceeded
•	Progress various initiatives including those with respect to PNG and Colombia	•	PNG and Colombia strategy and direction clear and in action
•	Continue to imbed functional capacity across the Company	•
Carried out a comprehensive review and alignment of functional processes throughout the Company, implemented a new organizational model and successfully implemented the first phase of a global financial system in North American Operations and Corporate
•	Continue to build capacity for execution and delivery across the portfolio	•	Execution of major projects was a disappointment in 2011, particularly the Yme project. Increased accountability, ownership of delivery and milestones have been set for 2012
•	Ensure sufficient optionality in the portfolio to adapt to external volatility, while maintaining balance sheet flexibility	•	Balance sheet remains strong. Portfolio options for 2012 have been identified

1
All values in this table are in US$.

2
Lost Time Injury Frequency.

3
Total Recordable Inquiry Frequency.

Reflecting on Company performance in 2011, in particular the lower than expected production and reserve additions, higher finding and development costs and strong safety results, the HRC approved a corporate multiplier of .70 (on a scale of 0 to 2) for the 2011 performance year. The HRC also recognized strong achievements on strategic initiatives, particularly with regards to building scalable, high quality function capability. The HRC, on recommendation from management, used its discretion to provide an additional 10% variable pay pool for high performing employees in critical delivery roles. The Executive Officers will not participate in the additional pool.

CEO Variable Pay Plan Award and Resulting Total Direct Compensation

The HRC has reviewed the performance of the CEO in 2011 reflecting on his performance contract objectives and results. The HRC approved an individual multiplier of 0.65 for the CEO, which has a 30% weighting towards his 2011 variable pay. The remaining 70% weighting will come from the corporate multiplier, approved at 0.70 for a combined score of 68.5% of target. Given the CEO's 110% of base salary variable pay target, the resulting variable pay for 2011 performance is 75.4% of base salary earnings for a payout of $1,009,690, as reported in the Summary Compensation Table on page 32. This variable pay outcome, combined with the 3.1% salary increase and LTIP grant in April 2011, resulted in total direct compensation, which consists of base pay, variable pay and long-term incentives, for the CEO falling by 2.7%, year over year.

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LONG-TERM INCENTIVES

Long-term incentives are a key component of Talisman's compensation strategy, focusing on Company performance and creating long-term shareholder value and are expressed as a percentage of base salary. In 2011, long-term incentives were targeted at the 50th percentile of Talisman's North American peer group, this will continue to be the target position for long-term incentives. For 2012, the HRC approved a change to the pay mix in the LTIP, moving to 25% weighted to stock options and 75% weighted to PSUs. In addition, for 2012, the HRC approved an increased long-term incentive target of 400% of base salary for the CEO and 300% of base salary for the Operations and Exploration Officers.

Long-term incentives are an integral component of Talisman's overall compensation strategy, focusing on Company performance and creating long-term shareholder value. For 2011, the Long-term Incentive Program ("LTIP") was 50% weighted to stock options and 50% weighted to performance share units ("PSUs"). The key objectives of the LTIP are to:

•
Align long-term interests of Executive Officers with those of shareholders;

•
Develop a sense of proprietorship among Executive Officers and further strengthen the link between compensation and performance;

•
Ensure Talisman's sustained profitability and results;

•
Focus Executive Officers on long-term corporate strategy; and

•
Retain Executive Officers who have the knowledge, experience and expertise required by the Company.

The long-term incentive value granted to each Executive Officer is expressed as a targeted percentage of base salary. Decisions with respect to 2011 long-term incentive grants for Executive Officers were made consistent with the objectives and processes described herein, and the pay mix illustrated on page 21. In 2011, long-term incentives were targeted at the 50th percentile of Talisman's North American peer group. This will continue to be the Company's target position for long-term incentives in 2012.

	Long-term Incentives	Weighting of Long-term Incentives
Position	Target (as a % of salary earnings)	Stock Options (%)	PSUs (%)

President and Chief Executive Officer	350	50	50

Operations, Exploration and Chief Financial Officers	270[1]	50	50

Other Executive Officers	250	50	50

1
In 2011, the long-term incentive target increased to 270% based on market competitive data and in consideration of Talisman's total rewards package.

For 2012, the HRC approved a change to the pay mix in the LTIP, moving to 25% weighted to stock options and 75% weighted to performance share units ("PSUs"). Adjusting the mix of the LTIP plans increases the weighting of the pay for performance elements within the total rewards framework. Additionally, for 2012, the HRC approved an increased long term incentive target of 400% of base salary for the CEO and 300% of base salary for the Operations and Exploration Executive Officers.

Context for Granting Long-Term Incentives

In February 2012, the Board of Directors approved an amendment to Talisman's Insider Trading Policy to prohibit reporting insiders from engaging in transactions designed to hedge or offset a decrease in the market value of equity-based compensation or other Talisman securities which are held directly or indirectly by them.

The Board of Directors has the responsibility for reviewing and approving the granting of long-term incentives for the Chief Executive Officer, following a recommendation from the HRC. The HRC has the responsibility for reviewing and approving the granting of long-term incentives for the remaining Executive Officers.

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Approval for long-term incentives includes:

•
Setting out the number of stock options and PSUs to be granted to Executive Officers; and

•
Setting out the parameters and authorities for approving other stock option and PSU grants throughout the year for promoted or newly appointed Executive Officers.

As part of Talisman's philosophy of rewarding Executive Officers commensurate with the performance of the Company, long-term incentives comprise a significant portion of pay mix. Talisman's LTIP does not provide mechanisms by which Executive Officers can monetize unvested equity awards.

In February 2012, the Board of Directors approved an amendment to Talisman's Insider Trading Policy to prohibit reporting insiders from engaging in transactions designed to hedge or offset a decrease in the market value of equity-based compensation or other Talisman securities which are held directly or indirectly by them.

Stock Options (Option-Based Awards)

The HRC determines, subject to compliance with securities legislation, the date or future date of grant and defines the method by which the exercise price of the stock options will be determined, thereby eliminating any management discretion in determining the strike price of stock options. Pursuant to the terms of Talisman's Employee Stock Option Plan ("ESOP"), the strike price may not be less than the mean of the high and low reported prices at which Common Shares were traded on the TSX on the last business day before the date on which the option was granted, and the number of options that may be granted to any one individual shall not exceed 5% of the total number of Common Shares outstanding at the date of adoption of the ESOP.

Stock options are intended to be market competitive and forward-looking; they are not granted to reflect or reward prior year performance. As such, previous option-based awards are not taken into account when considering new grants. Stock options generally vest after three years and expire on the 10th anniversary of issuance.

Performance Share Units (Share-Based Awards)

The PSU plan is strictly performance-based and intended to reward Executive Officers for achievement of the Company's performance against specific corporate goals and objectives. PSUs are a notional share equivalent based on the value of the Company's underlying Common Shares. The HRC sets the performance targets for each three-year performance cycle of the PSUs. The number of PSUs that vest following the three-year performance cycle are subject to the Company's achievement of specific performance metrics against predetermined targets. The vesting performance factor can range from 0%–150% of the number of PSUs granted, and the vested PSUs are settled after tax in the form of Talisman Common Shares, which are purchased by the Company on the open market. Participants in the PSU Plan are credited with additional PSUs corresponding to any associated dividend payments (referred to as "dividend equivalent PSUs").

The HRC approved the following metrics to be measured over a three-year period for the PSUs granted in 2011:

•
Recycle Ratio;

•
Reserves Replacement Ratio; and

•
Exploration Resource Additions.

Recycle Ratio is calculated by dividing Talisman's pre-tax netback ((price * production) - total cash operating costs, including G&A - royalties) / production) by reserve replacement costs (exploration and development capital expenditure / reserve additions and revisions). The basic premise behind a recycle ratio is that if the renewal of the asset base (reserves) is being done at less cost than the current realization (operating profit or netback), then future profitability or efficiency will be increased. In other words, the higher the recycle ratio, the greater the profitability will be for the Company.

Reserves Replacement Ratio is defined as the total reserve additions and revisions in a year divided by production in that year. If the ratio is greater than one, the reserve base of the Company is growing. Conversely, if the ratio is less than one, the reserve base of the Company is shrinking.

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Exploration Resource Additions measure the amount of contingent resources that are added to the Company's portfolio. Only Exploration Resources Additions from organic activities (commonly referred to in the oil and gas industry as additions "through the drill bit") will be used for this performance metric; resource additions through inorganic means, such as by way of acquisition, will not. In addition, only the Company's working interest share is included in the determination of the Exploration Resource Additions.

The metrics listed above are intended to be transparent to the participants in Talisman's PSU plan as well as to the market. In approving the performance metrics, the HRC determined that Reserves Replacement Ratio, as a short-to-medium term growth metric, was appropriately balanced by Exploration Resource Additions, which focuses on longer term renewal of reserves. As the timeline from discovery of resources to booking proved reserves is often many years, the incorporation of Exploration Resource Additions as a vesting metric ensures that corporate focus is maintained on longer term exploration success.

The HRC also determined that all factors involved in the determination of Recycle Ratio, except price and royalties, are controllable elements of the business that ultimately drive performance. The pre-tax recycle ratio will be normalized for price and exchange rates, removing the largest external factors from the determination of performance. In the same way as for the Recycle Ratio, the reserve additions will be normalized for price, giving a more accurate reflection of actual performance, eliminating the "rising or falling tide" effect of commodity prices.

All metrics are measured on a three-year average basis to address the uneven cycle of longer term international projects. The three metrics will be balanced when determining the final PSU vesting percentage. Together, Reserves Replacement Ratio and Exploration Resource Additions will account for approximately half of the vesting, with the other half directionally weighted to Recycle Ratio. The weightings, which are intended to show the relative importance of each metric to Talisman's long-term business success, are subject to the final discretion of the HRC. In determining the final vesting percentage, the HRC may consider internal business changes and other qualitative factors and their impact on the performance reached.

The metrics and targets for 2011 PSU grants are provided in the table below.

	Three-Year Rolling Average Performance
	PSU Vesting
Metrics	0%	50%	100%	150%

Recycle Ratio	<1.5	1.5	2.0	2.5

Reserves Replacement Ratio	<1.5	1.5	1.75	2.0

Exploration Resource Additions (mmboe)	0	90	180	270

The number of PSUs that will become vested PSUs at the end of the performance period can range from 0-150% of the initial number of PSUs granted (including dividend equivalent PSUs) subject to the HRC's determination of how the target was met for each performance metric described above.

The 2009 PSU performance period ended December 31, 2011. The metrics utilized and the rationale for utilizing those metrics is the same as that outlined for the 2011 Performance Share Units on page 27 in determining the number of PSUs that would vest. This provided a longer term incentive for performance and provided increased adaptability to external volatility. The award could vest between 0-150% of target. The metric achieved was 104% of target.

The HRC approved the following metrics to be measured over a three-year period for the PSUs granted in 2009:

•
Recycle Ratio;

•
Reserves Replacement Ratio; and

•
Exploration Resource Additions.

The metrics are three-year averages. In any ratio calculation, the numerators and denominators are totaled for the three-year time period prior to any multiplication or division.

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The metrics and targets for the 2009 PSU grants are provided in the table below.

	Three-Year Rolling Average Performance
	PSU Vesting
Metrics	0%	50%	100%	150%

Recycle Ratio	<1.0	1.0	1.5	1.8

Reserves Replacement Ratio	<0.75	0.75	1.3	1.6

Exploration Resource Additions (mmboe)	0	60	120	150

In determining the 2009 PSU grant settlement, each metric was carefully considered. Recycle ratio is netback divided by replacement costs as defined earlier. It is derived from the Company's financial statements and normalized to the assumed economic environment when the 2009 grant was made. The reserves replacement ratio is derived from reserves disclosure and excludes any revision due to price. Exploration resource additions have been determined through an internal Company process based on the SPE Petroleum Management System for contingent resources and also includes a review and approval by Talisman's Internal Qualified Reserves Evaluator ("IQRE"). Normalized recycle ratio adjusts the actual oil and gas revenues and operating and capital costs to the assumptions made for commodity price and foreign exchange rates at the time the 2009 PSU's were originally granted.

The table below outlines the results achieved.

	2009	2010	2011	3-Year Avg	Score	Final Weighting	2009 PSU Grant Settlement

Actual Recycle Ratio	1.06x	1.84x	1.86x	1.57x

Normalized Recycle Ratio	.69x	1.51x	1.77x	1.28x	78%	50%	39%

Reserves Replacement Ratio	112%	164%	157%	144%	123%	25%	31%

Exploration Resource Additions (mmboe)	113	71	241	142	135%	25%	34%

						100%	104%

The results of the 2009 PSU grant are 104% of target based on the achievements of the Company with respect to the performance metrics of the plan. The HRC approved the settlement at this level and did not apply any additional discretion.

Restricted Share Units (Share-Based Awards)

Talisman has a Restricted Share Unit ("RSU") plan whereby the HRC can approve grants of RSUs on a select basis to attract and/or retain key executives with the knowledge, experience and expertise required by Talisman. The RSU plan is not an annual component of an Executive Officer's compensation package.

RSUs are notional share equivalents with the value of the Company's underlying Common Shares. RSUs fully vest after three years from the grant date. Participants are also credited with additional RSUs corresponding to any associated notional dividend payments (referred to as "dividend equivalent RSUs").

RSUs are settled in cash at the end of the vesting period based on the fair market value, defined as the average of the closing prices of the Common Shares on the TSX over the previous five trading days, multiplied by the number of vested RSUs.

The RSU plan provides that, if an Executive Officer voluntarily resigns or is terminated for cause during the vesting period, the RSUs and any dividend equivalent RSUs will be cancelled and no payment will be made. In the event of a change in control prior to the end of the vesting period, all RSUs and dividend equivalent RSUs in respect thereof vest on the date of such change in control.

TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR

PERFORMANCE AND TRENDS IN EXECUTIVE COMPENSATION

The graph below shows what $100 invested in Talisman Common Shares for the period December 30, 2006 to December 31, 2011 would be worth at the end of each of the last five years and compares that to the performance of the S&P/TSX Composite, the S&P/TSX Oil and Gas Exploration and Production, and the S&P 500 Oil and Gas Exploration and Production indices. The graph assumes that all dividends are reinvested when paid.

	At December 31[1]						Average Annual
C$100 Investment In Base Period	2006	2007	2008	2009	2010	2011	Return

Talisman Common Shares[2]	100.00	93.72	62.86	102.88	117.14	69.92	-6.91%

S&P/TSX Composite Total Return Index	100.00	109.77	74.23	99.72	116.94	106.92	1.35%

S&P/TSX Oil & Gas E & P Total Return Index	100.00	109.95	77.53	109.51	123.23	101.29	0.26%

S&P 500 Oil & Gas E & P Total Return Index[3]	100.00	122.69	98.93	121.74	125.14	119.76	3.67%

1
Or last business day of the year.

2
Assumes dividends are reinvested.

3
Converted into Canadian funds.

In keeping with Talisman's executive compensation principles, a significant portion of Executive Officers' pay is at risk. The 2011 variable pay for Executive Officers was assessed at the low end of the performance range. This is a result of lower than expected corporate performance during the year as reflected in the Company's share performance relative to industry peers. A significant portion of an individual Executive Officer's target compensation is in the form of long-term incentives, the value of which is relative to any increase (or decrease) in the Common Share price, among other factors. This creates a correlation between Common Share performance and compensation gained by the individual. Similarly, the metrics used to assess the PSUs are relative to Company performance, among other factors.

BENEFITS, SAVINGS AND PENSION

Executive Officers are eligible for Company paid executive benefits to attract and retain high quality talent.

In order to attract and retain high quality talent, Executive Officers are eligible for Company paid executive benefits, including life insurance, accidental death and dismemberment, short-term disability, long-term disability, supplementary medical, dental, and pension plans. Pensions are intended to recognize service with Talisman, providing an income during retirement when the

TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR

Executive Officer is no longer earning income from employment (refer to page 35 for specific details on pension arrangements). In addition to the above Company provided benefits, Executive Officers may contribute 5% of their annual base salary and variable pay to Talisman's savings plan, and contributions are then matched by the Company. All funds from Talisman's savings plan are invested in Talisman Common Shares.

PERQUISITES

Executive Officers are eligible to receive direct or indirect personal benefits which are not generally available to all employees. Perquisites remain reasonable and competitive with market practices. While perquisites generally comprise a relatively small percentage of overall total compensation, it is a prevalent practice among Talisman's Canadian peer group to maintain some level of perquisites.

A competitive review of Executive Officer perquisites was completed in 2011. The recommendation maintains the current competitive value of the program, aligns delivery with the market, supports the needs of the Executive Officers for increased flexibility and is more efficient to administer. The total value of perquisites for Executive Officers increased modestly to $35,000 (from $32,980).

TERMINATION AND CHANGE IN CONTROL BENEFITS

In 2012, employment contracts for future Executive Officers were revised to require termination following a change-in-control for executives ("double-trigger") for the termination benefits to become payable. The revised contract also includes non-competition and non-solicitation provisions as well as an intellectual property provision.

Employment contracts contain change in control and termination provisions designed to retain Executive Officers in certain circumstances and promote continuity of management. Employment contracts allow for the payout of severance benefits to an Executive Officer if his or her employment is terminated within one year following the occurrence of specified events. The practice of including change in control provisions in executive employment contracts is consistent with industry peers and is influential in attracting and retaining executive talent. Refer to page 37 for more details on "Employment Contracts & Termination Arrangements".

Effective January 1, 2012, executive contracts for future Executive Officers were revised to require termination following a change-in-control for executives ("double trigger") for termination benefits to become payable. The revised contract also includes non-competition and non-solicitation provisions as well as an intellectual property provision.

EXECUTIVE SHARE OWNERSHIP GUIDELINES

In December 2011, the HRC approved a new Executive DSU Plan which provides an opportunity to promote greater alignment of long-term interests between executives and shareholders of the Company and to support Executives in reaching their share ownership guidelines.

Talisman has executive share ownership guidelines to support Talisman's belief that share ownership aligns the interests of various officers with shareholders. In calculating ownership, the aggregate value of Common Shares owned (including beneficial ownership), and the value of all unvested RSUs and vested and settled PSUs is included. The value of stock options (vested or unvested) is not included in the calculation.

In December 2011, the HRC approved a new Executive Deferred Share Unit Plan ("Executive DSU Plan") for Executive Officers. The Executive DSU Plan is aligned with current market practice and allows the executives the choice to defer a percentage of their future variable pay earnings and to be paid in DSUs.

TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR

Talisman offers this opportunity to its executives:

•
To promote greater alignment of long term interests between executives and shareholders of the Company, in a tax efficient manner; and

•
To support executives in reaching their share ownership guidelines.

The executive officers' December 2011 election will apply towards their 2012 variable pay, payable in 2013.

Individuals are provided up to five years from the implementation of amended guidelines, or from his or her appointment to an executive position, whichever is later, to reach the minimum required level of ownership. In determining the executive's ownership position, the market value of Talisman's Common Shares owned by each executive is determined as the higher of purchase price or the average of the high and low trading price on the TSX on the last trading day of the year.

The following table provides the executive share ownership guidelines.

See page 35 for further information on share ownership levels of Executive Officers.

Position	Required Share Ownership

President and Chief Executive Officer	3x annual base salary

Other Executive Officers	2x annual base salary

EXECUTIVE COMPENSATION TABLES

The following executive compensation tables summarize, for the periods indicated, the compensation of Talisman's President and Chief Executive Officer, the Executive Vice-President, Finance and Chief Financial Officer, and each of the three most highly compensated Executive Officers. Collectively, these individuals are referred to in this section as the Named Executive Officers ("NEOs"). Figures are reported in Canadian dollars unless otherwise specified.

Summary Compensation Table

	Year	Salary[1] ($)	Share- Based Awards[2] ($)	Option- Based Awards[3] ($)	Non-Equity Annual Incentive Plan Compensation[4] ($)	Pension Value ($)	All Other Compensation[5] ($)		Total Compensation[6] ($)

Named Executive Officers

John A. Manzoni President and Chief Executive Officer	2011 2010 2009	1,481,077 1,300,500 1,272,000	2,311,956 2,007,155 2,158,347	2,292,483 2,026,236 2,142,672	1,009,690 1,950,750 2,289,600	1,290,400 854,400 617,300	257,046 272,890 222,704	[7]	8,642,652 8,411,931 8,702,623

L. Scott Thomson Executive Vice-President, Finance, and Chief Financial Officer	2011 2010 2009	702,500 645,000 630,000	884,946 710,074 788,603	877,515 716,812 782,866	314,213 580,500 680,400	485,400 296,200 199,800	173,910 96,873 122,748	[8]	3,438,484 3,045,459 3,204,417

A. Paul Blakeley Executive Vice-President, International Operations (East)	2011 2010 2009	735,803 642,500 603,750	884,946 698,806 694,721	877,515 705,428 689,673	345,188 578,250 652,050	416,500 432,000 326,300	949,210 182,304 74,225	[9]	4,209,162 3,239,288 3,040,719

Paul R. Smith Executive Vice-President, North American Operations	2011 2010 2009	680,416 645,000 520,417	884,946 710,074 508,121	877,515 716,812 1,759,543	325,850 580,500 562,050	469,300 294,000 169,100	89,965 164,152 632,858		3,327,992 3,110,538 4,152,089

Richard Herbert Executive Vice-President, Exploration	2011 2010 2009	657,500 642,500 516,667	884,946 698,806 500,000	877,515 705,428 1,748,408	310,669 578,250 558,000	492,100 360,700 228,300	101,803 101,740 641,387		3,324,533 3,087,424 4,192,762

1
Includes amounts of $141,077, $37,500, $78,303 and $15,416 paid with respect to the one-time payout of unused vacation days in 2011 for Mr. John A. Manzoni, Mr. L. Scott Thomson, Mr. A. Paul Blakeley and Mr. Paul R. Smith, respectively.

TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR

2
The grant date value of the PSU awards is based on the number of PSUs granted multiplied by a valuation ratio of 0.75 and the average closing price of the Company's Common Shares on the TSX for the five days immediately prior to the grant date ($23.774). The valuation ratio is calculated by an independent consultant, and includes a discount to account for the vesting restrictions and an adjustment to reflect the performance conditions attached. The Company uses this methodology, as it is a commonly recognized way of calculating a meaningful and reasonable estimate of fair value. For the purpose of accounting and financial statements, Talisman values share based awards as at the grant date by multiplying the share price by a forfeiture factor based on historical employee turnover. This is adjusted in subsequent periods based on the expected payout relative to target and amortized over the performance period. As such, the accounting fair value changes with each financial statement issued. As at December 31, 2011, the accounting fair value of share based awards in 2011 to NEOs totaled CAD $1,707,766.

3
Option-based award values reflect the grant date fair market value using the Binomial Lattice Option Pricing Model. In 2011, a binomial factor calculated by an independent consulting firm of 0.310 was applied, including the following assumptions and estimates: Contractual term = 10 years; Expected Life = 6.5 years; Volatility = 33.47%; Yield = 1.24%; Vesting = 3 year cliff; and a yield curve based on prevailing 2011 interest rates. The Company uses this methodology as it is a commonly recognized way of calculating a meaningful and reasonable estimate of fair value. For the purpose of accounting and financial statements, Talisman reports option awards as of the date of the financial statements, and as such the accounting fair value changes with each financial statement issued. As at December 31, 2011, the accounting fair value of option based awards in 2011 to NEOs totaled CAD $1,034,188.

4
Amounts shown are variable payments related to the performance year indicated, paid the following April.

5
All other compensation for 2011 includes perquisites and other personal benefits, the value of the Company's Savings Plan, post-retirement benefits, life, medical, dental and long-term disability insurance premiums paid by the Company, and any service awards. Except for Mr. John A. Manzoni, Mr. L. Scott Thomson and Mr. A. Paul Blakeley, the perquisites and other personal benefits do not exceed the lesser of $50,000 or 10% of the total annual salary of the Executive Officer.

6
Total Compensation reflects value of share- and option-based awards at the time of grant. As at December 31, 2011, the share- and option-based award values are greatly reduced as share awards are up to 50% lower, and there is a significant difference in Talisman's share price and the grant prices of the option-based awards.

7
This amount includes $22,040 for tax preparation and financial planning, and a $19,888 taxable benefit for his Company provided vehicle.

8
This amount includes $41,647 for travel expenses.

9
This amount includes $841,430 attributable to Mr. Blakeley's ongoing assignment in Asia. The costs are part of his relocation arrangement and are in line with Talisman's normal arrangements for expatriates.

Incentive Plan Awards

Outstanding Share-Based Awards & Option-Based Awards

The following table outlines the outstanding share-based and option-based awards as at December 31, 2011.

	Share-Based Awards		Option-Based Awards

	Number of Shares or Units of Shares that have not vested[1] (#)	Market or Payout Value of Share-Based Awards that have not vested[2,3] ($)	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised in-the-money options[4,5] ($)

Named Executive Officers

John A. Manzoni	518,289	6,727,392	500,000	18.225	August 31, 2017	0
President and			900,000	18.02	March 31, 2018	0
Chief Executive Officer			498,920	13.255	March 31, 2019	0
			379,150	17.295	March 31, 2020	0
			309,160	23.92	March 31, 2021	0

L. Scott Thomson	189,796	2,463,555	254,260	22.54	June 30, 2018	0
Executive Vice-President,			182,290	13.255	March 31, 2019	0
Finance and			134,130	17.295	March 31, 2020	0
Chief Financial Officer			118,340	23.92	March 31, 2021	0

A. Paul Blakeley	179,099	2,324,702	100,000	8.561	March 11, 2014	441,890
Executive Vice-President,			135,000	14.018	March 8, 2015	0
International Operations			195,000	19.693	March 8, 2016	0
(East)			201,000	20.345	April 1, 2017	0
			268,000	18.02	March 31, 2018	0
			160,590	13.255	March 31, 2019	0
			132,000	17.295	March 31, 2020	0
			118,340	23.92	March 31, 2021	0

Paul R. Smith	155,507	2,018,484	465,200	11.60	March 1, 2019	641,976
Executive Vice-President,			1,875	18.33	November 15, 2019	0
North American			134,130	17.295	March 31, 2020	0
Operations			118,340	23.92	March 31, 2021	0

Richard Herbert	153,761	1,995,822	465,200	11.60	March 1, 2019	641,976
Executive Vice-President,			132,000	17.295	March 31, 2020	0
Exploration			118,340	23.92	March 31, 2021	0

1
Aggregate number of PSUs and RSUs held as at December 31, 2011, including dividend equivalent PSUs and dividend equivalent RSUs.

TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR

2
Market or payout value of PSUs that have not vested is determined by multiplying the number of unvested PSUs, including dividend equivalent PSUs, by the target (i.e. 100%) performance multiplier, as described on page 27, and the closing price of the Company's Common Shares on the TSX on December 31, 2011 ($12.98).

3
Market or payout value of RSUs that have not vested is determined by multiplying the number of unvested RSUs, including dividend equivalent RSUs, by the closing price of the Company's Common Shares on the TSX on December 31, 2011 ($12.98).

4
For Mr. A. Paul Blakeley, represents aggregate number of cash units and stock options held as at December 31, 2011. Mr. A. Paul Blakeley was granted cash units under the Long-Term Cash Unit Plan (a phantom share appreciation plan) while he was an employee of Talisman Energy (UK) Ltd., a subsidiary of Talisman Energy Inc. Cash units are similar to stock options except that the holder does not have the right to purchase the underlying shares of the Company. Mr. A. Paul Blakeley has since nationalized to Canada, and is no longer eligible for new cash unit grants.

5
Value of stock options is calculated by subtracting the exercise price of the stock option or cash unit from the closing price of the Company's Common Shares on the TSX on December 31, 2011 ($12.98) and multiplying that amount by the number of Common Shares issuable upon exercise of the options. Value of cash units is calculated by subtracting the exercise price of the cash unit from the closing price of the Company's Common Shares on the TSX on December 31, 2011 and multiplying that amount by the number of cash units held.

Options Exercised during the Year

No stock options were exercised by the NEOs during 2011.

Incentive Plan Awards – Value Vested or Earned during the Year

The following table outlines the value of non-equity compensation earned and equity-based awards which vested during the recently completed financial year.

	Non-Equity Incentive Plan Compensation – Value Earned During the Year[1] ($)	Share-Based Awards – Value Vested During the Year ($)		Option-Based Awards – Value Vested During the Year[3] ($)

Named Executive Officers

John A. Manzoni President and Chief Executive Officer	1,009,690	0		5,247,000

L. Scott Thomson Executive Vice-President, Finance and Chief Financial Officer	314,213	888,297	[2]	0

A. Paul Blakeley Executive Vice-President, International Operations (East)	345,188	0		1,562,440

Paul R. Smith Executive Vice-President, North American Operations	325,850	0		1,991,047

Richard Herbert Executive Vice-President, Exploration	310,669	0		1,991,047

1
Amounts shown are variable pay related to the 2011 performance year, to be paid out in April 2012.

2
The value noted is the value paid to Mr. L. Scott Thomson upon the vesting of his 2008 RSU grant. The value vested is calculated by multiplying the number of RSUs, including dividend RSUs, by the average closing price of the Company's Common Shares on the TSX for the five trading days immediately prior to the vesting date of July 1, 2011 ($19.01).

3
The values noted represent the value that would have been realized by the NEO if options had been exercised on the vesting date. Where the share price on the vesting date was lower than the exercise price of the grant, a zero value is noted. Value vested is calculated by subtracting the exercise price of the option from the closing price of the Company's Common Shares on the TSX and multiplying that amount by the number of Common Shares underlying the options. None of the option-based awards vested during 2011 have been exercised by the NEO's. The value of these awards, based on a closing price of the Company Common Shares on the TSX on December 31, 2011, is $0.

TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR

Share Ownership Table

The following table lists the value of the equity investments held by the Executive Officers as at December 31, 2011.

Executive Officer	Restricted Share Units (#)	Common Shares (#)	Total Value of Equity Investment[1] ($)	Share Ownership Requirement (Multiple of Salary)	Current Share Ownership Level[2]	Date to Meet Share Ownership Guidelines[3]

John A. Manzoni President and Chief Executive Officer	–	139,665	2,404,222	3.0	1.78	September 2012

L. Scott Thomson Executive Vice-President, Finance and Chief Financial Officer	–	40,754	712,910	2.0	1.06	July 2013

A. Paul Blakeley Executive Vice-President, International Operations (West)	–	147,665	2,286,833	2.0	3.46	September 2011

Paul R. Smith Executive Vice-President, North American Operations	47,129	30,401	1,117,016	2.0	1.67	March 2014

Richard Herbert Executive Vice-President, Exploration	47,129	43,905	1,269,069	2.0	1.92	March 2014

1
Reflects the value of Talisman's Common Shares using the higher of the purchase price or the closing price on the TSX on December 31, 2011 ($12.98).

2
Share ownership as a multiple of base salary at December 31, 2011.

3
NEOs are provided up to five years from the implementation of amended guidelines, or from the appointment to an executive position, whichever is later, to reach the minimum required level of ownership.

Pension Plan Benefits

Effective December 31, 2010, the registered pension plan applicable to Executive Officers hired prior to July 1, 2007 (the "Pre-2007 Registered Pension Plan") was merged into a registered pension plan applicable to Executive Officers hired on or after July 1, 2007 (the "2007 Registered Pension Plan) to create the "Registered Pension Plan". The provisions of the Pre-2007 Registered Pension Plan were incorporated into the Pre-2007 Component of the Registered Pension Plan, while the provisions of the 2007 Registered Pension Plan continued as the 2007 Component of the Registered Pension Plan. The Registered Pension Plan is a funded registered pension plan providing benefits up to the prescribed maximum under the Income Tax Act (Canada).

Pensions payable are in the form of a life annuity, with a 60% survivor benefit provided to the surviving spouse in the event of death of the retired member. Early retirement benefits are available from age 55. Pension benefits are unreduced if the member is age 60 or older. Otherwise, pension benefits are reduced by 5% for each year that early retirement precedes age 60. Although future ad hoc increases are not guaranteed, Talisman has historically provided ad hoc increases to pensions in payment of about 50% of the rate of increase in the Consumer Price Index to protect the purchasing power of pensions from erosion due to increases in the cost of living. Pension benefits are not subject to any offsets such as pensions from the Canada Pension Plan or Old Age Security.

Defined Benefit Pension Plans for Executive Officers Hired or Appointed on or after July 1, 2007

Talisman provides Mr. John A. Manzoni, the President and Chief Executive Officer, Mr. L. Scott Thomson, the Executive Vice-President, Finance and Chief Financial Officer, Mr. Richard Herbert, the Executive Vice-President, Exploration, and Mr. Paul R. Smith, the Executive Vice-President, North American Operations, with retirement benefits through two plans, both of which are non-contributory defined benefits pension plans:

•
The 2007 Component of the Registered Pension Plan; and

TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR

•
The 2007 Supplementary Pension Plan, an unfunded non-registered supplementary executive retirement plan which provides pension benefits that exceed the prescribed maximum under the Income Tax Act (Canada). The Post-2006 Supplementary Pension Plan is secured with letters of credit held in a retirement compensation arrangement trust.

These plans are effective July 1, 2007 and cover designated Executive Officers hired or promoted on or after that date. In addition to the NEOs listed above, three other Executive Officers accrued benefits in these plans during 2011.

The 2007 Component of the Registered Pension Plan and the 2007 Supplementary Pension Plan provide, in combination, for an annual accrual of 2% of the total of Best Average Earnings and Final Average Award. The 2007 Supplementary Pension Plan also provides an additional annual accrual of 1% of the total of Best Average Earnings and Final Average Award for retirement on or after age 60, or upon discretionary approval by the Board of Directors. This provision assists Talisman with the attraction and retention of executive talent. "Best Average Earnings" means the average of the best three years of base salary. "Final Average Award" means the average of the variable pay awarded during the last four consecutive years. Pension accruals after age 60 under the 2007 Supplementary Pension Plan are subject to the approval of Talisman.

Defined Benefit Pension Plans for Executive Officers Hired or Appointed prior to July 1, 2007

Talisman provides Mr. A. Paul Blakeley, the Executive Vice-President, International Operations (East), with retirement benefits through two plans, both of which are non-contributory defined benefit pension plans:

•
The Pre-2007 Component of the Registered Pension Plan; and

•
The Pre-2007 Supplementary Pension Plan, an unfunded non-registered supplementary executive retirement plan which provides pension benefits that exceed the prescribed maximum under the Income Tax Act (Canada). The Pre-2007 Supplementary Pension Plan is secured with letters of credit held in a retirement compensation arrangement trust.

These plans were closed to new participants effective July 1, 2007. Mr. A. Paul Blakeley was the only Executive Officer who accrued benefits in these plans during 2011.

For Executive Officers, the Pre-2007 Component of the Registered Pension Plan and the Pre-2007 Supplementary Pension Plan provide, in combination, for an annual accrual of 2% of the total of Best Average Earnings and Final Average Award. "Best Average Earnings" means the average of the best three years of base salary. "Final Average Award" means the average of the variable pay awarded during the last four consecutive years.

In 2004, the Company changed the pension accrual rate of the Pre-2007 Supplementary Pension Plan to provide greater flexibility in recognizing and recruiting executives with senior industry experience. The formula provides a pension accrual at a rate of 4% per year for all credited service to the earlier of seven years of participation in the Pre-2007 Registered Pension Plan or 14 years of Company service. For credited service after that date, pension is accrued at a rate of 2% per year. This enhancement provided Mr. A. Paul Blakeley with an additional 2% accrual for his first 2.26 years of participation in the Pre-2007 Registered Pension Plan.

Mr. A. Paul Blakeley is also entitled to a pension from the Talisman Energy (UK) Ltd. Pension Life and Scheme (the "UK Scheme") relating to his service prior to becoming an Executive Officer. The UK Scheme provides for an annual pension of 1.9% of the average of the best three years of base salary per year of service. The credited service in the UK Scheme is limited to the period prior to becoming an Executive Officer, but the average of the best three years of base salary includes service after becoming an Executive Officer. The UK Scheme is payable in British pounds. Early retirement provisions for the UK Scheme are the same as those described above, assuming Company consent is given.

Financial Position of Defined Benefit Plans

Following the methods prescribed by the Canadian Institute of Chartered Accountants ("CICA"), the Registered Pension Plan (reflecting both the Pre-2007 Component and the 2007 Component) has an excess of accrued obligations over assets of US$2,043,000 as at December 31, 2011, representing a decrease of US$109,000 over the unfunded accrued obligations of US$2,152,000 as at December 31, 2010.

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The unfunded accrued obligations of the 2007 Supplementary Pension Plan are US$14,463,000 as at December 31, 2011, representing an increase of US$7,342,000 over the unfunded accrued obligations of US$7,121,000 as at December 31, 2010.

The unfunded accrued obligations of the Pre-2007 Supplementary Pension Plan (including certain members of the defined benefit component of the Employee Pension Plan whose pension benefits exceed the prescribed maximum under the Income Tax Act (Canada) and who are also covered by the Pre-2007 Supplementary Pension Plan) are US$78,178,000 as at December 31, 2011, representing an increase of US$12,909,000 over the unfunded accrued obligations of US$65,269,000 as at December 31, 2010.

Defined Benefit Plan Table

The following table outlines estimated annual benefits, accrued obligations and compensatory and non-compensatory changes in accrued obligations in 2011 for the Executive Officers under the defined benefit pension plans. The reported values are based on actuarial assumptions and methods that are consistent with those used to calculate the accrued benefit obligation and the net benefit expense disclosed in Talisman's Consolidated Financial Statements.

	Years of Credited Service[1]	Annual Benefits at End of Year[2] ($)	Annual Benefits at Age 65[3] ($)	Accrued Obligation at Start of Year ($)	Compensatory Change in Accrued Obligation in Year[4] ($)	Non- Compensatory Change in Accrued Obligation in Year[5] ($)	Accrued Obligation at End of Year ($)

Named Executive Officers

John A. Manzoni	4.333	364,000	1,481,300	3,751,100	1,290,400	1,580,000	6,621,500

L. Scott Thomson	3.500	106,500	908,400	1,046,900	485,400	706,800	2,239,100

A. Paul Blakeley	17.073	309,300	472,800	4,735,800	416,500	1,229,700	6,382,000

Paul R. Smith	2.833	79,200	925,400	762,100	469,300	587,200	1,818,600

Richard Herbert	2.833	78,600	485,300	831,600	492,100	396,400	1,720,100

1
Includes 11.74 years of credited service in the UK Pension Scheme for Mr. A. Paul Blakeley.

2
Annual lifetime benefit payable at age 60 based on years of credited service and actual Best Average Earnings and Final Average Award at end of year, assuming approval by the Board of Directors of the additional annual accrual of 1% for members of the 2007 Supplementary Pension Plan.

3
Annual lifetime benefit payable at age 65 based on projected years of credited service, Best Average Earnings and Final Average Award at age 65, reflecting base salary rate at end of year and target variable pay, assuming approval by the Board of Directors of pension accruals after age 60 under the 2007 Supplementary Pension Plan.

4
Includes current service cost plus the impact of other compensation-related items such as plan changes and pensionable earnings different than estimated.

5
Includes interest on the accrued obligation and the impact of changes in assumptions.

Employment Contracts and Termination

Termination Following a Change in Control or Termination Without Cause

As at December 31, 2011, Talisman had employment contracts in place for Executive Officers. These contracts contain provisions for payments upon termination without cause or termination following a change in control. A change in control is deemed to have occurred as a result of any of the following events:

•
Any person, partnership, entity or group acquires direct or indirect, actual or de facto control of Talisman (where "control" means the ability to elect a majority of the Board of Directors of Talisman and "group" refers to a combination of persons, partnerships, or entities, or any of the foregoing that act in concert);

•
There is any acquisition of 30% or more of the Common Shares of Talisman by any person, partnership, entity or group having entitlement to vote in the election of directors of Talisman, any such acquisition shall be deemed to constitute an acquisition of control;

•
Talisman enters into an amalgamation, arrangement, restructure, reorganization, merger or consolidation arrangement whereby, or the ultimate effect of which is that, any person, partnership, entity or group, whosoever composed, acquires direct or indirect, actual or de facto control of Talisman;

TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR

•
The shareholders of Talisman approve the liquidation, winding up or other dissolution of Talisman; and

•
The shareholders of Talisman approve the sale of all or substantially all of the assets of Talisman.

The termination provisions will apply if there is a termination without cause of the Executive Officer by Talisman or by the acquiring company at any time, or at the Executive Officer's election within 12 months after any of the foregoing change of control events. Contracts for future Executive Officers were revised to require termination following a change-in-control for executives ("double-trigger") for the termination benefits to become payable.

The conditions of the Executive Officer employment contracts follow, including a summary of potential payments in the event of a termination following a change in control or a termination without cause.

Employment Contracts

President and Chief Executive Officer	Executive Officers

Conditions and Obligations of Employment	• Confidentiality Clause (applicable any time after ceasing to be an employee of the Company);

•  Non-Compete Clause (applicable during the term of employment with the Company and for a period of 18 months thereafter); and
• Non-Solicitation Clause (applicable during the term of employment with the Company and for a period of 18 months thereafter).	• Confidentiality Clause (applicable any time after ceasing to be an employee of the Company).

Severance Payment

Potential Payments in the event of Termination without Cause or Termination following a Change in Control	• 2.5x annual base salary;
•  2.5x annual target variable pay;
•  Annual variable pay target amount in respect of the year preceding the date of notice, if the date of notice precedes the date upon which such variable pay amount would have been paid; and
• Pro rata portion of the annual variable pay target for the portion of the current year up to date of notice.
•  2.0x annual base salary;
•  2.0x annual target variable pay;
•  Annual variable pay target amount in respect of the year preceding the date of notice, if the date of notice precedes the date upon which such variable pay amount would have been paid; and
• Pro rata portion of the annual variable pay target for the portion of the current year up to date of notice.

Pension Benefits

• All pension benefits accrued as at the date of notice plus credit for additional 2.5 years.	• All pension benefits accrued as at the date of notice plus credit for additional 2.0 years.

If the Executive Officer has not yet attained age 55, he or she shall be entitled to a tax adjusted ("grossed up") lump sum representing the commuted value of the pension benefits calculated using an interest assumption which reflects an income tax rate of 30% on assumed investment income. The gross up is provided as a reasonable offset for the loss of tax deferral due to the payment of a taxable lump sum.

All Executive Officers

Additional Items

• Option to purchase the personally assigned company vehicle;
• Lump sum equal to 15% of Severance Payment (above) as compensation for loss of all other benefits;
• Management termination counselling services; and
• Liability insurance and/or indemnity coverage.

TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR

Long-Term Incentives

Termination without Cause	• All unvested stock options vest immediately upon termination and may be exercised in whole or in part up to and including the earlier of the expiry date and the date which is 24 months after the termination date, after which time all stock options expire;
• Unvested RSUs, including dividend equivalent RSUs, will vest if the applicable statutory, contractual or common law notice period has not expired at the end of the vesting period; and
• Unvested PSUs, including dividend equivalent PSUs, will be prorated based on the number of days between the first day of the performance period for such grant and the date on which the Executive Officer ceases to be employed, and shall be eligible to become vested PSUs at the end of such performance period subject to satisfaction by the HRC of the performance conditions relating to such grant.

Termination following a	• Immediate vesting of outstanding stock options; and
Change in Control	• Unvested RSUs, including dividend equivalent RSUs, and unvested PSUs, including dividend equivalent PSUs, vest on the date of the change in control.

The following table reflects the estimated incremental payments Executive Officers would have been entitled to in the event of termination following change in control or termination without cause on December 31, 2011.

	Severance Payment[1] ($)	Benefits ($)	Options-Based Awards (unvested and accelerated)[2] ($)	Share-Based Awards (unvested and accelerated)[3] Change in Control ($)	Share-Based Awards (unvested and accelerated)[4] Termination Without Cause ($)	Pension[5] ($)

Named Executive Officers

John A. Manzoni President and Chief Executive Officer	8,561,500	1,284,225	–	6,727,392	4,887,817	7,774,400

L. Scott Thomson Executive Vice-President, Finance and Chief Financial Officer	2,743,500	411,525	–	2,463,555	1,779,638	2,237,600

A. Paul Blakeley Executive Vice-President, International Operations (East)	2,704,250	405,638	441,890	2,324,702	1,644,699	1,074,600

Paul R. Smith Executive Vice-President, North American Operations	2,743,500	411,525	641,976	2,018,484	1,334,567	1,955,600

Richard Herbert Executive Vice-President, Exploration	2,704,250	405,638	641,976	1,995,822	1,315,819	2,520,500

1
Includes the total value of severance payment as defined in the employment contract.

2
Value of all unvested Stock Options based on the closing price of the Company's Common Shares on the TSX on December 31, 2011 ($12.98).

3
Value of all unvested RSUs, including dividend equivalent RSUs, and unvested PSUs, including dividend equivalent PSUs, as of December 31, 2011, based on that day's closing price per share of the Company's Common Shares on the TSX of $12.98.

4
Value of unvested RSUs, including dividend equivalent RSUs, that would vest during the notice period, and prorated unvested PSUs, including dividend equivalent PSUs, based on the closing price of the Company's Common Shares on the TSX on December 31, 2011 ($12.98).

5
Incremental value over regular resignation or retirement benefits as of December 31, 2011, including the value of the historically provided, but not guaranteed, ad hoc increases to pensions in payment of about 50% of the rate of increase in the Consumer Price Index, and resulting in total values in the event of termination following a change of control or termination without cause of $11,661,400, $3,045,100, $7,016,300, $2,529,800 and $3,398,200 for Mr. John A. Manzoni, Mr. L. Scott Thomson, Mr. A. Paul Blakeley, Mr. Paul R. Smith and Mr. Richard Herbert, respectively.

TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR

Termination Following Resignation, Retirement, Death and Termination for Cause

The following table illustrates the action taken for Executive Officers in the event of resignation, retirement, death and termination for cause:

Salary	Salary ends in the event of resignation, retirement, death or termination for cause.

Benefit Programs	Benefit programs end in the event of resignation, death or termination for cause.
Retirement: Life insurance of $150,000, reducing by 20% on the first two retirement anniversaries and a further 10% on the third retirement anniversary; medical coverage continues with lifetime maximum of $50,000 per covered person; dental coverage continues with lifetime maximum of $50,000 per covered person.

Variable Pay
Resignation: Not paid.
 Retirement: Paid in respect of preceding year (if retirement date precedes the date upon which the variable pay would have been paid) and payment for current year (on pro rata basis) to be paid at same time as all employees.
 Death: Paid in respect of preceding year (if death precedes the date upon which the variable pay would have been paid) and payment for current year (on pro rata basis) to be paid at same time as all employees.
Termination for Cause: Paid in respect of preceding year (if termination date precedes the date upon which the variable pay would have been paid). No payment for current year.

Long-term Incentives	Resignation: All long-term incentives (including RSUs and PSUs) terminate at the close of business on the last business day the Executive Officer is actively at work.

Retirement: All unvested long-term incentives (excluding RSUs and PSUs) vest immediately upon retirement and may be exercised in whole or in part up to and including the earlier of the expiry date and the date which is 24 months after the retirement date, after which time all long-term incentives terminate. Unvested RSUs will be pro-rated and vest according to the percentage of vesting period elapsed. Unvested PSUs will be pro-rated based on number of days between first day of performance period for such grant and date of retirement, plus lesser of 365 days and the number of days remaining in such performance period subject to the satisfaction or waiver by HRC of the performance conditions relating to such grant.

Death: All unvested long-term incentives (excluding RSUs and PSUs) vest immediately and a legal representative is entitled to exercise the long-term incentives at any time up to and including the earlier of the expiry date and 12 months after the date of death, after which time all long-term incentives terminate. Unvested RSUs will be pro-rated and vest according to the percentage of vesting period elapsed. Unvested PSUs will vest subject to satisfaction or waiver by HRC of the performance conditions relating to such grant.

Termination for Cause: All long-term incentives (excluding RSUs and PSUs) will terminate five days after close of business on the last business day the Executive Officer is actively at work. All RSUs and PSUs forfeited.

Pension Benefits
Resignation: Accrued pension paid as a commuted value or a deferred monthly benefit.
 Retirement: Accrued pension paid as a monthly benefit, reduced for commencement prior to age 60.
 Death: Pension equal to higher of actuarial equivalent of commuted value of accrued pension or 50% of accrued pension paid as a commuted value or a monthly benefit.
Termination for Cause: Accrued pension paid as a commuted value.

TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR

The following table reflects the estimated incremental payments Executive Officers would have been entitled to in the event of retirement or death on December 31, 2011.

	Options-Based Awards (unvested and accelerated)[1] ($)	Share-Based Awards (unvested and accelerated)[2] Retirement ($)	Share-Based Awards (unvested and accelerated)[3] Death ($)

Named Executive Officers

John A. Manzoni President and Chief Executive Officer	0	6,156,184	6,727,392

L. Scott Thomson Executive Vice-President, Finance and Chief Financial Officer	0	2,244,914	2,463,555

A. Paul Blakeley Executive Vice-President, International Operations (East)	441,890	2,106,061	2,324,702

Paul R. Smith Executive Vice-President, North American Operations	641,976	1,765,858	1,984,499

Richard Herbert Executive Vice-President, Exploration	641,976	1,743,195	1,961,837

1
The value of all unvested Stock Options is based on the closing price of the Company's Common Shares on the TSX on December 31, 2011 ($12.98).

2
The value of prorated unvested RSUs, including dividend equivalent RSUs, and prorated unvested PSUs, including dividend equivalent PSUs and reflecting credit of one additional year, as of December 31, 2011, based on that day's closing price per share of the Company's Common Shares on the TSX ($12.98).

3
Value of prorated unvested RSUs, including dividend equivalent RSUs, and all unvested PSUs, including dividend equivalent PSUs, based on the closing price of the Company's Common Shares on the TSX on December 31, 2011 ($12.98).

TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR

Director Compensation

Directors' compensation is designed to effectively align directors' interests with the long-term success of Talisman. In 2011, the structure of Talisman's director compensation program was adjusted to decrease the cash component and increase the equity component within the total compensation mix for directors. Also in 2011, the director share ownership guidelines were increased to three times the aggregate amount of the annual cash and equity retainer for directors.

COMPENSATION PHILOSOPHY AND PROGRAM DESIGN

For the purposes of this Director Compensation section, "director" means independent director unless otherwise indicated.

The principal role of the Board of Directors is stewardship of the Company with the creation of shareholder value, including the protection and enhancement of the value of its assets, as the fundamental objective. Talisman's director compensation program is therefore structured to address the following principles:

•
Director compensation should relate to the overall stewardship and governance of the Company, and specifically align directors' interests with the long-term success of Talisman.

•
The compensation program should assist in attracting and retaining qualified individual directors who will contribute to Board effectiveness as a whole.

•
Talisman's director compensation program should be competitive with other comparable public companies.

•
Directors who also serve as executive officers of the Company should not receive additional compensation for their service as directors.

As discussed in more detail in this section, the following features of Talisman's compensation program align the interests of directors with shareholders:

•
Directors are required to receive a portion of their compensation in the form of director deferred share units ("DDSUs") instead of cash. DDSUs cannot be redeemed until a director ceases to be a director or has a separation of service from the Company.

•
The value of DDSUs received by directors tracks the performance of Talisman's Common Shares.

•
Talisman has a Director Share Ownership Policy. Within five years, directors are required to accumulate and hold Common Shares and/or DDSUs equivalent to three times the aggregate of their annual cash retainer and annual equity retainer.

•
Directors may voluntarily elect to receive all or a portion of their annual cash retainer and fees in the form of DDSUs, and the majority of directors choose to do so. Directors have a substantial investment in the Company.

ANNUAL COMPENSATION AND REVIEW PROCESS

Director compensation is reviewed on an annual basis. The Governance and Nominating Committee regularly reviews director compensation and considers and, where appropriate, approves changes to the compensation structure or level for Board members. In 2011, the Governance and Nominating Committee retained the services of Towers Watson to provide an independent review of Talisman's director compensation philosophy and to assess the competitiveness of compensation provided to directors and the Chairman of the Board. See page 18 of the Compensation Discussion and Analysis for further detail on fees.

In May 2011, the Governance and Nominating Committee met with Towers Watson to consider Talisman's overall director compensation program, the balance of the cash and equity components, director share ownership levels, the alignment of any proposed changes with best practices in corporate governance, and the impact in relation to directors' responsibilities and director recruitment efforts. Based on the recommendations of Towers Watson, the Governance and Nominating Committee approved the following changes to Talisman's director compensation program:

•
It was determined that the most appropriate reference for Talisman's director compensation was North American energy peers. (Previously, director compensation was benchmarked to the Company's peer group and other companies included on the S&P/TSX 60 Index.) The Governance and Nominating Committee further determined that alignment to the

TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR

  50th percentile of North American energy peers (as opposed to the previous 75th percentile) best reflects the competitive marketplace, the market for director talent, and alignment with the approach to executive compensation.

•
The structure of Talisman's director compensation program was adjusted to decrease the cash component and increase the equity component within the total compensation mix for directors. Directors (excluding the Chairman of the Board) now receive an annual cash retainer of $50,000 and an annual equity retainer (received in the form of DDSUs) of $150,000.

•
The Chairman of the Board now receives an annual cash retainer of $200,000 and an annual equity retainer (received in the form of DDSUs) of $300,000. This continues to be an all-inclusive retainer. No additional fees are paid for attendance at Board or Board Committee meetings, or for service on other Talisman-related matters.

•
Director share ownership guidelines were increased from three times the aggregate amount of the annual cash retainer to three times the aggregate amount of the annual cash and equity retainer. The timeline for achieving the new ownership thresholds was not altered from the current five-year period for directors.

•
As a result of the increased equity component, the 40% minimum DDSU election requirement in the Director Share Ownership Guidelines became redundant and was eliminated. Directors may still voluntarily elect to receive additional DDSUs in lieu of cash compensation in accordance with the Deferred Share Unit Plan for Directors described below.

The changes to the director compensation program were approved by the Governance and Nominating Committee effective May 1, 2011.

DIRECTOR COMPENSATION ELEMENTS

Quantum and Structure of Pay

For the year ended December 31, 2011, each director of Talisman was remunerated according to the fee schedule provided below.

Director Fee Schedule for Year Ended December 31, 2011

	Fee schedule for the period January 1 – April 30, 2011[1]	Fee schedule for the period May 1 – December 31, 2011[2]

Chairman of the Board Annual Retainer[3]	$350,000	$200,000

Annual Retainer for Other Directors	$120,000	$50,000

Board Meeting Fee	$1,700 ($800 for teleconference)	$1,700 ($800 for teleconference)

Audit Committee Chair Retainer	$25,000	$25,000

Audit Committee Member Retainer	$10,000	$10,000

Committee Chair Retainer	$15,000	$15,000

Committee Member Retainer	$6,000	$6,000

Committee Attendance Fee	$1,700 ($800 for teleconference)	$1,700 ($800 for teleconference)

Equity grant (Chairman)	$100,000 (in DDSUs)	$300,000 (in DDSUs)

Equity grant (Director)	$30,000 (in DDSUs)	$150,000 (in DDSUs)

1
Prior to May 1, 2011, directors residing outside of Canada received the stated fees described in US funds.

2
Effective May 1, 2011, all directors receive the stated fees described in Canadian funds.

3
The Chairman's annual retainer is an all-inclusive retainer. No additional fees are paid for attendance at Board or Board Committee meetings, or for service on other Talisman-related matters.

TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR

In addition, directors are reimbursed for their Company-related travel expenses. The President and Chief Executive Officer is not paid for his services on the Board of Directors.

Director Share Ownership Policy

Talisman has a director share ownership policy requiring directors to maintain certain ownership levels. In 2011, approximately 86.5% of the total compensation directors received was in the form of DDSUs.

In May 2011, the Governance and Nominating Committee increased the equity component of Talisman's director compensation program and restated the Director Share Ownership Policy which has been in place since 1998. Directors are now required to own a value of Common Shares and/or DDSUs equal to three times the aggregate of the annual cash retainer and annual equity retainer (as opposed to the previous target of three times the annual cash retainer only). As a result of the increased equity component, the mandatory 40% minimum DDSU election requirement was eliminated. Directors have five years from May 1st following the year in which the director was elected or appointed, to reach the required target. Directors who do not meet the requirements of the Director Share Ownership Policy have a 12-month grace period to correct the deficiency. It is expected that at the end of the grace period, subject to the discretion of the Governance and Nominating Committee, each director will be in compliance with the share ownership requirement. Directors may correct deficiencies under this policy through various methods, including electing a higher portion of their annual cash retainer and fees in the form of DDSUs, or otherwise acquire Common Shares of the Company.

Under the revised Director Share Ownership Policy the ownership requirement is as follows:

Director:	$50,000 annual cash retainer + $150,000 annual equity retainer = $200,000 $200,000 × 3 = $600,000
Chairman:	$200,000 annual cash retainer + $300,000 annual equity retainer = $500,000 $500,000 × 3 = $1,500,000

Deferred Share Unit Plan

Talisman has a Director DSU Plan designed to promote alignment of long-term interests between directors and shareholders.

Effective January 1, 2001 and restated in May, 2010, the Board of Directors implemented a Director deferred share unit program ("Director DSU Plan").

The objectives of the Director DSU Plan are to:

•
promote a greater alignment of long-term interests between the directors and shareholders of Talisman (the value of DDSUs is based on the value of Talisman's Common Shares and directors are entitled only to receive the value of the DDSUs once they cease to be a director);

•
provide a compensation system for directors that is reflective of the responsibility and commitment of the directors and performance of the duties required and expected of the directors; and

•
assist directors in achieving compliance with Talisman's Director Share Ownership Guidelines by providing for a director election to receive up to 100% of his or her annual retainer, committee retainer and attendance fees in DDSUs.

Under the Director DSU Plan, directors may elect to receive up to 100% of their annual cash retainer and fees in DDSUs, in addition to the annual equity retainer, in the form of DDSUs. Directors may not make such an election in the quarter in which they became a director.

DDSUs are allocated to a notional account on an annual basis by dividing the amount of compensation that a director has elected to receive in DDSUs by the fair market value of Talisman's Common Shares. Directors are also credited with additional DDSUs corresponding to any associated notional dividend payments. No shares are issued under the Director DSU Plan and

TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR

all DDSUs granted to directors are settled in cash. A director is only entitled to receive the value of his or her DDSUs upon ceasing to be a director of Talisman. All DDSUs are vested when granted and will be settled in cash on change of control.

The Director DSU Plan was restated in May 2010 to incorporate previous amendments designed to ensure continuing compliance with Section 409A of the US Internal Revenue Code and to provide increased flexibility with respect to the year of payment and choice of valuation date or dates, subject to applicable tax legislation.

Director Stock Option Plan

No stock options have been granted under the Director Stock Option Plan (the "DSOP") since 2003 and no director stock options are currently outstanding.

No stock options have been granted to non-executive directors since 2003. There are no options currently outstanding as the last option granted under the plan was exercised in February, of 2011. While non-executive directors are eligible to participate in the DSOP, implemented in 1998, Talisman does not intend to grant further options under the DSOP.

DIRECTOR COMPENSATION TABLES

Director Compensation Table1

During 2011, directors earned the following compensation pursuant to the director fee schedule:

Name	Basic Retainer[2] ($)	Committee Retainers[2] ($)	Attendance Fees[2,3] ($)	Total Fees ($)	Fees Paid in Cash ($)	Fees Credited in DDSUs ($)	Equity Grant DDSUs[4] ($)	Total Compensation ($)

Christiane Bergevin	73,269	12,000	29,400	114,669	36,635	78,034	150,000	264,669

Donald J. Carty	71,903	24,715	29,957	126,575	72,648	53,927	150,000	276,575

William R.P. Dalton	118,634	39,975	33,152	191,761	144,307	47,454	103,269	295,030

Kevin S. Dunne	118,634	20,761	28,298	167,693	120,239	47,454	103,269	270,962

Harold N. Kvisle[5]	73,269	39,956	30,200	143,425	0	143,425	150,000	293,425

Lisa A. Stewart	71,903	11,863	27,357	111,123	0	111,123	150,000	261,123

Peter W. Tomsett	73,269	18,000	33,500	124,769	0	124,769	150,000	274,769

Michael T. Waites[5]	27,198	8,703	13,400	49,301	6,301	43,000	150,000	199,301

John D. Watson[6]	40,440	10,560	16,100	67,100	0	67,100	0	67,100

Charles R. Williamson	245,877	0	0	245,877	0	245,877	300,000	545,877

Charles M. Winograd	73,269	22,563	33,300	129,132	27,931	101,201	150,000	279,132

1
All of the amounts shown in this table are in Canadian dollars. While directors residing outside of Canada received fees in US funds until May 1, 2011 (see "Director Fee Schedule for Year Ended December 31, 2011"), the amounts were converted to Canadian dollars using the exchange rate applied for the period January 1, 2011 to April 30, 2011.

2
A director may elect to receive a portion of his or her annual retainer, committee retainer and attendance fees in DDSUs. See "Director Share Ownership Policy". Pursuant to the Director DSU Plan, directors are not permitted to elect to receive DDSUs in the quarter in which they become a director.

3
From time to time, a director may get paid for attending committee meetings of which they are not a member but were invited to attend.

4
The number of DDSUs credited to a director's account is calculated by dividing the value of the DDSUs by the mean of the high and low reported prices at which Common Shares were traded on the TSX on the day preceding the grant date. Due to changes to Talisman's director compensation program (see "Deferred Share Unit Plan" above), the Governance and Nominating Committee approved measures for 2011 to ensure that directors who elected to receive less than 100% of their fees in DDSUs were not penalized by the overlapping compensation transitional schemes. For 2011, Mssrs. Dalton and Dunne elected to take a lesser DSU equity value in lieu of maintaining the earlier compensation quarterly retainer.

5
Mr. Waites was elected to the Board of Directors on June 15, 2011. The fees shown are for the period June 15, 2011 to December 31, 2011.

6
Mr. Watson retired from the Board of Directors on May 4, 2011. The fees shown are for the period January 1, 2011 to May 4, 2011.

TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR

Director Share Ownership

The following table sets out each nominee director's equity ownership in the Company as at December 31, 2011. Mssrs. Dalton and Dunne are the only two directors who have served for five years and, therefore, are the only two directors required to meet the current share ownership guidelines. Both Mssrs. Dalton and Dunne meet the minimum ownership requirement.

	Equity Ownership as at December 31, 2011
Name	Date to Meet Share Ownership Guideline[2]	Ownership Requirement at Year 5 (3x cash + equity) ($)	Common Shares (#)	DDSUs (#)	Total Value of Equity Investment at December 31, 2011[1] ($)	Minimum Share Ownership Requirement Met	Multiple of Ownership Requirement at December 31, 2011 (#)

Christiane Bergevin	30-Apr-2014	600,000	2,000	23,413	467,853	N/A	0.78

Donald J. Carty	30-Apr-2014	600,000	10,000	23,019	607,880	N/A	1.01

William R.P. Dalton	30-Apr-2011	600,000	–	33,732	621,006	☑	1.04

Kevin S. Dunne	30-Apr-2009	600,000	–	41,670	767,145	☑	1.28

Harold. N. Kvisle	30-Apr-2015	600,000	35,000	23,121	1,070,008	N/A	1.78

Lisa A. Stewart	30-Apr-2015	600,000	–	26,539	488,583	N/A	0.81

Peter W. Tomsett	30-Apr-2015	600,000	–	27,359	503,679	N/A	0.84

Michael T. Waites	30-Apr-2017	600,000	–	11,353	209,009	N/A	0.35

Charles R. Williamson	30-Apr-2014	1,500,000	–	115,486	2,126,097	N/A	1.42

Charles M. Winograd	30-Apr-2014	600,000	–	28,361	522,126	N/A	0.87

1
For purposes of calculating ownership levels, the Director Share Ownership Policy requires that an annual average of the Company's Common Share closing price be used. The average closing price on the TSX for the period January 1, 2011 – December 31, 2011 is $18.41.

2
Year 1 commences on May 1 of the year following a director's election or appointment.

Outstanding Share-Based Awards

As at December 31, 2011, the following DDSUs are outstanding:

	Share-Based Awards
Name	Number of Shares or Units of Common Shares that have not Vested[1] (#)	Market or Payout Value of Share-Based Awards that Have Not Vested[2] ($)

Christiane Bergevin	23,413	303,901

Donald J. Carty	23,019	298,787

William R.P. Dalton	33,732	437,841

Kevin S. Dunne	41,670	540,877

Harold. N. Kvisle	23,121	300,111

Lisa A. Stewart	26,539	344,476

Peter W. Tomsett	27,359	355,120

Micheal T. Waites	11,353	147,362

John D. Watson	40,599	526,975

Charles R. Williamson	115,486	1,499,008

Charles M. Winograd	28,361	368,126

1
Includes outstanding equity DDSU grants and Board and committee compensation credited in DDSUs.

2
Market or Payout Value is determined using the closing price per share of the Company's Common Shares on the TSX on December 31, 2011 ($12.98).

TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR

Information Relating to the Company

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The Company has an Employee Stock Option Plan ("ESOP") and a Director Stock Option Plan ("DSOP") pursuant to which it has granted options to purchase Common Shares of the Company. The Company intends to continue to grant options under the ESOP, but does not intend to grant any further options under the DSOP. The ESOP and DSOP (collectively the "Option Plans") are the only equity compensation plans that provide for the issuance of Common Shares from treasury and both have been approved by the shareholders.

The following table provides information as at December 31, 2011 and March 1, 2012, with respect to Common Shares authorized for issuance under the Option Plans.

Plan Category	Number of Common Shares to be issued upon exercise of outstanding options, warrants and rights (a)		Weighted average exercise price of outstanding options (b)		Number of Common Shares remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))[1] (c)

Equity compensation plans approved	59,092,044	(Dec. 31)	$16.82	(Dec. 31)	38,991,025	(Dec. 31)
by securityholders	57,805,380	(Mar. 1)	$16.84	(Mar. 1)	39,972,379	(Mar. 1)

Equity compensation plans not approved by securityholders		–		–		–

Total	59,092,044	(Dec. 31)	$16.82	(Dec. 31)	38,991,025	(Dec. 31)
	57,805,380	(Mar. 1)	$16.84	(Mar. 1)	39,972,379	(Mar. 1)

1
Includes 6,627,000 Common Shares remaining available at December 31, 2011 under the DSOP, in respect of which the Company does not currently intend to grant any further options.

EMPLOYEE STOCK OPTION PLAN

The purpose of the ESOP is to promote the interests, growth and development of the Company by providing employees with the opportunity to acquire an increased proprietary interest in the Company. The granting of options only has value to the extent that additional shareholder value is created over time. Options are viewed as an important aspect of total compensation for employees, serving to align their interests with those of the shareholders.

As at December 31, 2011, there were 59,092,044 Common Shares, representing 5.73% of the Company's issued and outstanding Common Shares, subject to outstanding options under the ESOP, and 32,364,025 Common Shares, representing 3.14% of the Company's issued and outstanding Common Shares, remaining available for issuance under the ESOP. (There were 57,805,380 Common Shares representing 5.60% of the Company's issued and outstanding Common Shares, subject to outstanding options under the ESOP, and 33,345,379 Common Shares, representing 3.23% of the Company's issued and outstanding Common Shares, remaining available for issuance under the ESOP, as at March 1, 2012.) The number of Common Shares subject to option in favour of any one employee shall not exceed 5% of the total number of Common Shares outstanding at the time of adoption of the ESOP.

The Board has delegated to the Human Resources Committee ("HRC") the authority to grant options pursuant to the ESOP.

The HRC may designate any permanent employee of the Company (or any of its subsidiaries) as individuals who are eligible to receive option awards under the ESOP. The vesting period of options is set at the HRC's discretion but options generally vest after three years, subject to an early vesting provision in the event of a change of control, upon an employee becoming eligible to retire, or death. The term of an option, while set at the HRC's discretion, shall not extend for a period of more than 10 years from the date upon which it is granted. The grant price of an option is set by the HRC but must not be less than the mean of the high and low reported prices at which Common Shares were traded on the TSX on the last business day before the date on which such option is granted or, if no trade is reported on that day, not less than the mean of the bid and ask quotations on the TSX for the Common Shares at the close of business on that day.

In determining such eligible individuals and the number of Common Shares to be covered by an option, the HRC considers the length of service of each employee and the duties, remuneration and present and potential contribution to the success of the

TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR

Company by each employee. Options are not transferable and all options may be exercised only by the optionholder, or after his or her death, only by his or her legal representative.

All options include a cash payment feature, which provides the optionholder the right to surrender the exercisable option for cancellation in return for a cash payment from the Company. The cash payment is based on the number of options cancelled, multiplied by the amount by which the market price of the Common Shares at the time of surrender (based on market trading prices the day prior to exercise) exceeds the grant price of the option. The inclusion of the cash payment feature enables the Company to provide similar benefits to optionholders without increasing the outstanding Common Shares, to the extent that optionholders use this feature. The Common Shares subject to any option that is surrendered pursuant to the cash payment feature are available for future options granted under the ESOP, as is the case for options which expire or are cancelled without having been exercised. In March 2010, the Canadian federal budget included significant changes to the taxation of cash-settled stock-based compensation to prevent stock option deductions being claimed by both employer and employee in relation to the same employment benefit. As a result, Talisman introduced a cashless exercise option feature for Canadian employees to assist in the exercise of stock options. It is not anticipated that Canadian employees will utilize the cash payment feature on a go-forward basis.

In addition, under the terms of the Company's standard employee stock option agreement, upon retirement, all unvested options will vest and will expire on the earlier of the expiry date and 24 months after an employee's retirement. Upon resignation, options are terminated on the earlier of the expiry date and the close of business on the last business day of work. In the event employment is terminated with cause, options are terminated on the earlier of the expiry date or on the fifth business day after termination. In the event employment is terminated without cause, unvested options that would vest within the notice period as determined by the Company will vest on the vest date and will expire on the earlier of the expiry date and that date which is six months after the vest date. Options already vested will expire on the earlier of the expiry date or six months following the date that the Company gives notice of termination.

The Board may, without shareholder approval, from time to time, alter or amend the ESOP provided that the maximum aggregate number of Common Shares that may be optioned or issued shall not increase (other than from adjustments due to subdivision, consolidation or reclassification of the Common Shares) and the manner of determining the grant price shall not be altered.

DIRECTOR STOCK OPTION PLAN

The provisions of the DSOP are substantially similar to the ESOP described above. As at December 31, 2011, there were no Common Shares subject to outstanding options under the DSOP. The Company does not intend to grant any further options under the DSOP.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

No director, proposed nominee for director, officer (nor associates of these individuals), employee, or former director, officer or employee of the Company or any of its subsidiaries is currently indebted to the Company.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

The Company is not aware of any material interests, direct or indirect, of any "informed person" of the Company, any proposed director of the Company, or any associate or affiliate of any informed person or proposed director, in any transaction since January 1, 2011, or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

For the purposes of the determination above, "informed person" means: (a) a director or officer of the Company; (b) a director or officer of a company that is itself an informed person or subsidiary of the Company; (c) any person or company who beneficially owns or controls or directs, directly or indirectly, voting securities of the Company, or a combination of both, carrying more than 10% of the voting rights attached to all outstanding voting securities of the Company other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) the Company after it has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

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The Company complies with the conflict of interest requirements of the Canada Business Corporations Act on an ongoing basis. Directors and officers are required to disclose to the Company, in writing or by requesting to have it entered into the minutes of meetings of directors or of meetings of committees of directors, the nature and extent of any interest that they have in a material contract or material transaction, whether made or proposed, with the Company, under certain enumerated circumstances. Directors and officers are reminded at least annually of their ongoing statutory requirement to declare their interests in a material contract or a material transaction. The Chairman may, as a result of any disclosures made, require an affected director to abstain from a vote on the relevant matter in accordance with the statutory requirements. In addition, directors must comply with the conflict of interest provisions of the Company's Policy on Business Conduct and Ethics.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Company's Statement of Corporate Governance Practices is set out in Schedule "A" to this Circular and is available on the Company's website at www.talisman-energy.com.

AUDIT COMMITTEE INFORMATION

Additional disclosure regarding the Audit Committee (including, but not limited to the full text of the Audit Committee's Terms of Reference, a description of Audit Committee members' education and experience, and a summary of external auditor service fees) is contained in Schedule "D" to the Company's Annual Information Form for the year ended December 31, 2011.

SHAREHOLDER PROPOSALS

A shareholder intending to submit a proposal at an annual meeting must comply with applicable provisions of the Canada Business Corporations Act. The Company will include a shareholder proposal in the management proxy circular prepared in connection with the annual meeting of shareholders in 2013 provided that such a proposal is received by the Corporate Secretary in the Company's principal executive office on or before December 5, 2012 and provided that such a proposal is required to be included in the Company's management proxy circular pursuant to the applicable terms of the Canada Business Corporations Act.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

Effective January 1, 2012, the Company carries directors' and officers' liability insurance with policy limits of a maximum of US$175,000,000 depending on the type of claim. This policy covers all directors, officers and certain other senior employees of the Company and its subsidiaries. The premium payable by the Company for the year January 1, 2012 to January 1, 2013 is US$1,126,600. No directors, officers or managers pay any portion of the premium.

ADDITIONAL INFORMATION

Additional information related to the Company is available on the Canadian System for Electronic Data Analysis and Retrieval ("SEDAR") at www.sedar.com. Financial information for the fiscal year ended December 31, 2011 is provided in the Company's comparative audited Consolidated Financial Statements and annual Management's Discussion and Analysis ("MD&A").

Copies of this Circular, the Annual Report, which contains the comparative audited Consolidated Financial Statements of the Company and the annual MD&A, any interim financial statements of the Company subsequent to those statements contained in the Annual Report, and the Company's Annual Information Form for the fiscal year ended December 31, 2011, as filed with Canadian securities commissions and with the United States Securities and Exchange Commission ("SEC") under Form 40-F, may be obtained without charge by contacting the Corporate and Investor Communications Department, Talisman Energy Inc., Suite 2000, 888 - 3rd Street SW, Calgary, Alberta, T2P 5C5, or by email at tlm@talisman-energy.com.

DIRECTORS' APPROVAL

The contents and the sending of this Circular have been approved by the directors of the Company.

Robert R. Rooney
Executive Vice-President Legal and General Counsel
March 5, 2012

TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR

Schedule A – Statement of Corporate Governance Practices

This Schedule describes Talisman's corporate governance framework, including the structures and processes for the direction and control of the Company and the relationships among the Board of Directors, management, shareholders and other stakeholders.

OVERVIEW

The Company's corporate governance practices satisfy all the existing guidelines for effective corporate governance established by National Instrument 58-101 and National Policy 58-201 (collectively, the "CSA Rules"), all of the New York Stock Exchange ("NYSE") corporate governance listing standards applicable to foreign private issuers and a substantial majority of the NYSE corporate governance listing standards applicable to United States companies. As required by the NYSE corporate governance listing standards, the Company has disclosed, on its website at www.talisman-energy.com, the significant differences between its corporate governance practices and the requirements applicable to US companies listed on the NYSE.

Summaries of the mandates of the Board of Directors (the "Board"), its committees (including position descriptions for the Chair of each committee), the Chairman and the Chief Executive Officer ("CEO") may be obtained from the Company website at www.talisman-energy.com or upon request from: Corporate and Investor Communications Department, Talisman Energy Inc., 2000, 888 - 3rd Street SW, Calgary, Alberta, T2P 5C5, or by email at tlm@talisman-energy.com.

BOARD COMPOSITION, BOARD COMMITTEES AND POSITION DESCRIPTIONS

Board Size

Talisman's optimal Board size has been determined at 10-12 directors. Talisman has fixed the Board size at 11 members for the purposes of the election of directors at the Annual Meeting of the Company.

The Articles of the Company provide that the Board of Directors shall, by way of resolution, fix the number of directors from time to time, such number being not less than four and not more than 20. In addition, the Governance and Nominating Committee is responsible for reviewing periodically the size of the Board to ensure its continued effectiveness (including, without limitation, facilitating effective decision-making).

The Governance and Nominating Committee has considered the optimal size of the Board as part of its succession planning process. Recognizing the commitments required to adequately fulfil the duties of the six standing Board Committees, the Governance and Nominating Committee determined that the optimal size of the Board is currently between 10 and 12 members. For the purposes of the Meeting, the size of the Board has been fixed at 11 members.

Board Roles and Responsibilities

The principal role of the Board of Directors is stewardship of the Company and its fundamental objective is the creation of shareholder value, including the protection and enhancement of the value of the Company's assets.

The Board of Directors of the Company sees its principal role as stewardship of the Company and its fundamental objective as the creation of shareholder value, including the protection and enhancement of the value of the Company's assets. The Board's stewardship responsibility means that it oversees the conduct of the business and management, which is responsible for developing long-term strategy and conducting the Company's day-to-day business. In addition to strategy discussions at regularly scheduled Board meetings, the Board meets at an extended annual Board session to specifically review corporate strategy.

The Board of Directors has developed Terms of Reference for the Board, which are reproduced in their entirety in this Schedule "A", which are reviewed on an annual basis. To assist Board members in performing their responsibilities, the Company has adopted a policy whereby, with the approval of the Chairman of the Governance and Nominating Committee or the Board, a Board member may engage an outside advisor at the Company's expense.

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2011 Governance Activities of the Board

The Board of Directors fulfilled its mandate and, in addition, considered, reviewed or approved the following governance activities during 2011:

☑	Reviewed and approved the addition of a Say on Pay advisory vote at the May 4, 2011 shareholders' meeting
☑
Approved updates to the Terms of Reference to the Board and its Committees. Amendments to the Terms of Reference of the Human Resources Committee included a new requirement for full Board approval of the President and Chief Executive Officer's compensation (that is, after the existing HRC review)
☑	Held a focused session on succession planning facilitated by an external consultant
☑	Approved a new Executive DSU Plan designed to promote a greater alignment of long-term interests between executives and shareholders

Management of Risk

Oversight of risk management is embedded in Talisman's Board and Committee structures. Talisman has a global risk management standard and a diligent risk management process in place that involves both the engagement of senior management and the Board of Directors. In February 2012, the Board of Directors approved an amendment to Talisman's Insider Trading Policy to prohibit reporting insiders from engaging in transactions designed to hedge or offset a decrease in the market value of equity-based compensation or other Talisman securities which are held directly or indirectly, by them.

The Board assesses and ensures systems are in place to manage the risks of the Company's business with the objective of preserving the Company's assets. Talisman's risk management structure strives to ensure sound business decisions are made that balance risk and reward and drive the maximization of total shareholder return. Talisman has a diligent risk management process in place that involves the engagement of senior management and the Board of Directors. Management is responsible for the day-to-day management and mitigation of risk.

The Company has significantly enhanced its risk process. The Board oversees the risk management process through regular discussions with the Company's executive officers regarding the significant risks, risk tolerance and risk management strategies. The Board holds an in-depth session each year which is devoted to a review and consideration of the strategic plan of the Company. As part of the annual strategic review, the Board considers the opportunities and risks of the business. The Board also reviews a risk matrix that assesses the key risks, including likelihood of occurrence and effects in event of occurrence. On at least an annual basis, management identifies the most significant risks to the Company and analyzes the underlying assumptions with respect to the factors impacting the key risk categories. Each key risk is assigned to a responsible manager, with the requisite expertise and understanding of Talisman's operations, who is accountable for monitoring their designated risks with a view to ensuring appropriate mitigation strategies surrounding the relevant risk. In 2010, a global risk management standard was also implemented, which provides a structured approach for assessing, reporting and monitoring risk. The Board, through the Chief Executive Officer, oversees the Company's compliance with applicable laws, health, safety and environmental policies, financial practices and reporting.

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The table below indicates the responsibility of the Board and its Committees to monitor risk across the Company:

Board/Committee	Area of Responsibility

Board of Directors	Overall responsibility for risk oversight

Audit Committee	Oversight of financial risk

Human Resources Committee	Oversight of retention, succession and compensation risk

Governance and Nominating Committee	Responsible for reviewing general responsibilities and functions of the Board, its Committees, management, the Chairman of the Board and the Chief Executive Officer, which in turn form the governance framework for oversight of risk

Health, Safety, Environment and Corporate Responsibility Committee	Oversight of systems and policies related to safety, health, environment and corporate responsibility and related social, political and reputational risk

Reserves Committee	Oversight of risk relating to management and reporting of Talisman's reserves estimates

A key component of the Company's strategy to encourage appropriate risk taking is the design of both executive compensation elements (see page 21 of this Circular) and director compensation elements (see page 43 of this Circular).

In February 2012, the Board of Directors approved amendments to the Insider Trading Policy to prohibit reporting insiders from engaging in transactions that are designed to hedge or offset a decrease in the market value of equity-based compensation or other Talisman securities which are held, directly or indirectly, by them.

OVERSIGHT OF STRATEGIC PLANNING

The Board has oversight of the Company's strategic planning.

The Board ensures that long-term goals and a strategic planning process are in place. The Chief Executive Officer, with the approval of the Board, establishes the long-term goals for the Company. The Chief Executive Officer formulates the Company's strategy for the Board's approval. The Board brings objectivity and judgment to this process.

Management presents strategic issues to the Board and the Board raises strategic issues throughout the year. The Board monitors the Company's progress in achieving strategic objectives at each meeting. Annually, the Board holds a full day meeting devoted to strategic planning.

REPORTS OF THE COMMITTEES

The Board of Directors is committed to acting in the best interest of the Company and its shareholders. The Board fulfils its role directly and through committees to which it delegates certain responsibilities. The Board of Directors has established six committees: the Audit Committee, the Governance and Nominating Committee, the Human Resources Committee ("HRC"), the Health, Safety, Environment and Corporate Responsibility Committee ("HSECR") and the Executive Committee. With the exception of the Executive Committee for which there are no regularly scheduled meetings, the Committees of the Board convene in accordance with an annually developed schedule. Each Committee has provided a report which describes the composition of the Committee, its responsibilities and key activities.

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Report of the Audit Committee

Members:

William R. P. Dalton (Chair)*
Donald J. Carty
Michael T. Waites
Charles M. Winograd

*
Mr. Dalton assumed the position of Chair following the annual meeting of shareholders held May 4, 2011 and the resignation of John D. Watson concurrent with such meeting. The Committee is comprised entirely of independent directors who are financially literate. For additional information on the Company's Audit Committee, including the Terms of Reference for the Audit Committee, please see Schedule "D" to the Company's Annual Information Form for the year ended December 31, 2011.

Audit Committee

Mission:

The Audit Committee is responsible for assisting the Board in fulfilling its obligations by overseeing and monitoring the Company's financial accounting and reporting process. It is also responsible for overseeing and monitoring the integrity of the Company's financial statements, its internal control over financial reporting and the external financial audit process, evaluating the independence of the Company's auditor and overseeing the Company's internal audit function. In fulfilling its responsibilities, the Audit Committee meets regularly with the internal and external auditors and management. The Terms of Reference of the Audit Committee require that each member be independent and, as such, all members of the Audit Committee are unrelated, independent directors.

The following report of the Audit Committee of the Company shall not be deemed to be "soliciting material" or to be "filed" with the Canadian securities regulators or the SEC, nor shall this report be incorporated by reference into any filing made by the Company under the US Securities Act of 1933, as amended, or the US Securities Exchange Act of 1934, as amended.

The Audit Committee met with management and the independent auditor to review and discuss the December 31, 2011 Audited Consolidated Financial Statements. The Audit Committee also discussed with the independent auditor the matters included in the US Auditing Standards No. 114, as amended (AICPA, Professional Standards, Volume 1, AU Section 380), as adopted by the Public Company Accounting Oversight Board (United States) ("PCAOB") in Rule 3200T regarding "Communication with Audit Committees". The Audit Committee also has received and reviewed the written disclosures and the letter from the independent auditor required by applicable requirements of the PCAOB regarding the independent auditor's communications with the Audit Committee concerning independence, and has discussed with the independent auditor its independence from the Company.

Based upon the Audit Committee's review and discussions with management and the independent auditor, and the Audit Committee's review of the representations of management and the independent auditor, the Audit Committee recommended that the Board of Directors approve the Audited Consolidated Financial Statements for filing with the Canadian securities regulators and the SEC, and include the Audited Consolidated Financial Statements in the Company's Annual Report to shareholders for the year ended December 31, 2011.

The Audit Committee is committed to compliance with all applicable accounting policies, procedures and related controls. In accordance with the requirements of the US Securities Exchange Act of 1934, as amended, and National Instrument 52-110 (Audit Committees) ("NI 52-110"), the Audit Committee has adopted procedures for (a) the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and (b) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Complete details of the Committee's mandate can be found at www.talisman-energy.com

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Highlights:

In 2011, the Audit Committee fulfilled its mandate and in addition, considered, reviewed or approved the following matters:

☑	Received regular updates in regard to implementation of a global finance and supply chain system
☑	Received updates on the evaluation of the effectiveness of the Corporation's disclosure controls procedures
☑	Received updates leading up to and including the implementation of the IFRS conversion project
☑	Received an updated presentation on the Corporation's IT security and IT disaster recovery preparedness
☑	Reviewed management's assessment and received an update on the Corporation's contingent liabilities

William R. P. Dalton
Chair

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Report of the Human Resources Committee

Members:

Donald J. Carty (Chair)
Harold N. Kvisle
Lisa A. Stewart
Peter W. Tomsett

The Committee is comprised entirely of independent directors as required by the Terms of Reference of the HRC. There are no members of the HRC that are active Chief Executive Officers of publicly traded companies.

Skills and Experience:

The members of the HRC have direct experience that is relevant to his or her responsibilities in executive compensation and skills and experience that enables the HRC to make decisions on the suitability of the Company's compensation policies and practices.

The following table describes the experience of the HRC members:

	Donald Carty (Chair)	Harold Kvisle	Peter Tomsett	Lisa Stewart

Served or serves on other compensation committee(s)	✓	✓	✓

Chair of other compensation committee(s)	✓	✓	✓

Direct role in supervising a HR function	✓	✓	✓	✓

The members of Talisman's Human Resources Committee have education and experience relevant to the performance of their responsibilities as HRC members, which includes the following:

Donald J. Carty has served as the Chair of Barrick Gold Corporation's compensation committee since 2008, having joined that committee in 2006. Prior to that time, he was on the compensation committees of Sears Holding Co. from 2001-2007, Hawaiian Holdings Inc. from 2007-2011, Dell Inc. from 1998-2001, Gluskin Sheff & Associates, Inc. 2006, and 2008 to present. Mr. Carty had responsibility for the human resources function as President and Chief Executive Officer of Canadian Pacific Airlines and President of AMR Airline Group and American Airlines and Vice Chairman and Chief Financial Officer of Dell Inc. Mr. Carty holds an undergraduate degree and an Honorary Doctor of Laws from Queen's University and a Master of Business Administration degree from Harvard University.

Peter W. Tomsett currently serves as Chairman of the compensation committee for North American Energy Partners and has done so since 2007. He also served on Silver Standard Resources Inc. compensation committee from 2006-2008 and on Equinox Minerals Ltd. compensation committee from 2008-2011 and as chairman of that committee from 2007-2008. Prior to that, Mr. Tomsett had direct supervision of the human resources function at Placer Dome Inc. as Chief Executive Officer and as a Regional Manager from 1991-2006. Mr. Tomsett holds a Bachelor in Mining Engineering from the University of New South Wales and a Master of Science in Mineral Production Management from Imperial College in London.

Harold N. Kvisle currently serves on the compensation committee of the Bank of Montreal. He also served as Chairman of the compensation committee of Prime West Energy Inc. from 2003-2008. As the Chief Executive Officer of TransCanada PipeLines Limited and TransCanada Corporation and President of Fletcher Challenge Energy Canada Inc., he had direct oversight and involvement of the human resources function. Mr. Kvisle holds a Bachelor of Science with Distinction in Engineering from the University of Alberta and a Master of Business Administration from the University of Calgary.

Ms. Lisa A. Stewart has direct oversight of the human resources function as Chief Executive Officer of Sheridan Production Partners. Prior to that time, Ms. Stewart had direct oversight of the human resources function as President of El Paso Exploration & Production. Ms. Stewart holds a Bachelor in Science in Petroleum Engineering from the University of Tulsa where she is a member of the College of Engineering and Natural Sciences Hall of Fame.

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Human Resources Committee

Mission:

The objective of the HRC is to oversee certain management assessment, succession and compensation matters. The primary roles and responsibilities of the HRC include reviewing and approving the compensation levels of executive officers and leading the process for assessing the performance of the Chief Executive Officer; reviewing and recommending to the Board for approval the compensation and benefit policies of the Company and its subsidiaries, and the terms and conditions of employee benefit plans; reviewing and approving employee stock option grants and PSU grants and recommending cash unit grants to subsidiaries; reviewing and approving amendments to the terms and conditions of the Company's pension plans; reviewing and making recommendations to the Board as to the appointment of executive officers; reviewing succession plans for key management positions within the Company and its subsidiaries; reviewing management development policies and practices and staffing plans; reviewing human resources strategies and policies; and reviewing the Company's executive compensation disclosure. The HRC also assesses and manages the risk associated with the Company's compensation programs and their alignment with the Company's value creation objectives.

In 2011, the Board of Directors updated the Terms of Reference of the HRC. The updates were intended to better clarify existing accountabilities with respect to approval of compensation and to streamline the Terms of Reference generally. The following addition was made to the HRC Terms of Reference: The full Board is required to formally review and approve the President and Chief Executive Officer's compensation after considering the Committee's recommendation and review of performance. Previously, the Committee reviewed and approved the President and Chief Executive Officer's performance and resulting compensation and informed the Board of the decisions made.

Complete details of the Committee's mandate can be found at www.talisman-energy.com. Additional information regarding the HRC can be found in the Letter to Shareholders contained in this Circular.

Highlights:

In 2011, the Human Resources Committee fulfilled its mandate and in addition, considered, reviewed or approved the following matters:

☑	Retained Towers Watson as an external executive compensation consultant
☑	Reviewed and recommended the approval of a new executive DSU plan to support the attainment of share ownership level
☑	Reviewed the Company's human resources strategy with a focus on recruitment, development and retention
☑	Approved the merger of old and new executive pension plans
☑	Approved executive employment contracts for new hires
☑	Reviewed the Company's compensation program relative to its peer group

Donald J. Carty
Chair

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Report of the Governance and Nominating Committee

Members:

Charles M. Winograd (Chair)*
Christiane Bergevin
William R. P. Dalton

*
Mr. Winograd was appointed Chair in December 2011 and William R. P. Dalton resigned as Chair to focus on his duties as Chair of the Audit Committee. In accordance with its Terms of Reference, the composition of the Committee is made up entirely of independent directors.

Governance and Nominating Committee

Mission:

The Governance and Nominating Committee is responsible for developing and recommending a set of corporate governance principles and guidelines applicable to the Company. Its duties include approving the Company's annual corporate governance disclosure; establishing a long-term plan for composition of the Board; establishing a process for identifying, recruiting and appointing new directors; reviewing and determining director compensation; and reviewing the general responsibilities and function of the Board, its Committees and the role of the Chairman of the Board and the Chief Executive Officer.

Complete details of the Committee's mandate can be found at www.talisman-energy.com

Highlights:

In 2011, the Governance and Nominating Committee fulfilled its mandate and, in addition, considered, reviewed and approved the following matters:

☑	Received a presentation on best practices and trends in corporate governance
☑	Reviewed and recommended the continuation of a shareholders' rights plan
☑	Initiated and completed a director recruiting and succession process resulting in the appointment of Michael T. Waites, who was appointed to the Board on June 16, 2011
☑	Initiated an external review of the director compensation program, including a review of the Director Share Ownership Policy

Charles M. Winograd
Chair

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Report of the Reserves Committee

Members:

Harold N. Kvisle (Chair)
Kevin S. Dunne
William R. P. Dalton
Lisa A. Stewart
Michael T. Waites

The Terms of Reference of the Reserves Committee require that a majority of the members be independent. Currently, the Committee is entirely comprised of independent directors.

Reserves Committee

Mission:

The primary responsibilities of the Reserves Committee include reviewing the Company's procedures relating to the disclosure of information with respect to oil and gas reserves and valuation activities; reviewing the Company's procedures for providing information to the qualified reserves evaluator or auditor who reports on reserves data; meeting with management and the qualified reserves evaluator or auditor to review the reserves and valuation data; reviewing and recommending to the Board for approval the content and filing of the Company's Annual Statement of Reserves Data and Other Oil and Gas Information and the Company's Annual Report of Management and Directors on Oil and Gas Disclosure.

In 2011, the Board of Directors approved amendments to the Terms of Reference of the Reserves Committee, which require the Committee to review the value creation and capital investments associated with or relative to changes in reserves volumes.

Complete details of the Committee's mandate can be found at www.talisman-energy.com

Highlights:

In 2011, the Reserves Committee fulfilled its mandate and, in addition, considered, reviewed or approved the following matters:

☑	Received updates on the regulatory environment affecting reserves disclosure
☑	Reviewed FAS69 and COGEH cash flows and valuations
☑	Reviewed a peer review with respect to reserves reporting

Harold N. Kvisle
Chair

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Report of the Health, Safety, Environment and Corporate Responsibility Committee

Members:

Kevin S. Dunne (Chair)
Christiane Bergevin
John A. Manzoni
Peter W. Tomsett

The Committee is comprised entirely of independent directors, with the exception of John Manzoni, the Company's Chief Executive Officer.

Health, Safety, Environment and Corporate Responsibility Committee

Mission:

The HSECR Committee reviews the effectiveness with which the Company meets its obligations and achieves its objectives pertaining to health, safety and the environment. The primary responsibilities of the HSECR Committee include reviewing policies and management systems and the Company's system of internal controls in the areas of health, safety and the environment; reviewing the findings of regulatory agencies and auditors in respect of health, safety, the environment and corporate responsibility and management's responses thereto; reviewing significant health, safety and environmental risks and exposures; assessing mitigating or remedial action taken to address the identified risks, including the adequacy of environmental insurance; and annually reviewing the Company's Corporate Responsibility Report. The Terms of Reference of the HSECR Committee require the Committee to review and consider corporate social responsibility policies with respect to security, community relations and human rights.

Complete details of the Committee's mandate can be found at www.talisman-energy.com.

Highlights:

In 2011, the Health, Safety, Environment and Corporate Responsibility Committee fulfilled its mandate and, in addition, considered, reviewed and approved the following matters:

☑	Received an update on the Corporation's capabilities and risk management through process safety
☑	Received an update on the Corporation's Crisis Management and Emergency Response Structure
☑	Received a presentation on the Corporation's environmental insurance coverage and ship vetting
☑	Attended two field trips to Montney/Farrell Creek in British Columbia and Cusiana facilities in Colombia
☑	Received a update on the Corporation's operating management systems
☑	Received a review of Global Security Policy

Kevin S. Dunne
Chair

TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR

Report of the Executive Committee

Members:

Charles R. Williamson (Chair)
Harold N. Kvisle
John A. Manzoni

Executive Committee

The Executive Committee is an extension of the full Board and convenes to take action when it is not practicable to call a meeting of the full Board. Consequently, the Executive Committee has no regularly scheduled meetings. The Executive Committee may exercise, subject to applicable laws, all of the powers and discretions of the full Board, provided that the powers of the Executive Committee do not include those specified in the Terms of Reference of the Board as warranting the attention of the full Board. All of the members of the Executive Committee, with the exception of John Manzoni, are independent directors.

The Executive Committee is satisfied that it has fulfilled all of its responsibilities under its Terms of Reference. The Executive Committee held one meeting in 2011 with the consent of the remaining directors. All directors were given access to and invited to attend this meeting.

Charles R. Williamson
Chair

TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR

Position Descriptions

The Board has developed and approved written position descriptions for the Chairman of the Board, the Chief Executive Officer and the Committee Chairs.

Chairman of the Board

The principal role of the Chairman of the Board is to manage and provide leadership to the Board of Directors. The Chairman is accountable to the Board and acts as a direct liaison between the Board and management of the Company through the Chief Executive Officer. In addition, the Chairman acts as a communicator for Board decisions where appropriate. The Chairman of the Board is also specifically charged with responsibility for leading and managing the Board in discharging its responsibilities (see "Performance Assessments" herein). The Chairman's mandate directs him to ensure that the directors hold discussions without management present at each Board meeting, and he presides at such sessions.

Chief Executive Officer

The position description of the Chief Executive Officer includes a description of duties and responsibilities in the areas of strategic planning; risk assessment, monitoring and management; internal controls and management information systems; leadership, corporate citizenship and social responsibility; and management's relationship with the Board. In addition, the Chief Executive Officer is directly responsible for achieving the goals of the Company through the annual operating plan process, which sets out specific financial, operational, long-term and short-term strategic and leadership goals. Please see the section headed "Executive Compensation Elements" for a discussion of how the Chief Executive Officer's compensation is directly linked to performance of the Company.

Committee Chairs

The Chair of each Committee leads committee discussion on meeting agenda items and reports to the Board, on behalf of the Committee, with respect to the proceedings of each committee meeting. The Chair of each Committee also reviews agendas, workplans and, as appropriate, substantive agenda items with members of management prior to each committee meeting.

Directors' Attendance

Board members are expected to attend Board meetings and meetings of Committees for which they are a member. In 2011, directors attended 98% of Board and committee meetings.

Board members are expected to attend Board meetings and meetings of Committees for which they are a member unless there are unavoidable scheduling issues or extenuating circumstances.

Director	Board Meetings Attended[1]	Committee Meetings Attended[1]	Combined Board and Committee Meetings Attended

Christiane Bergevin[2]	10 of 10	9 of 10	19 of 20

Donald J. Carty[2]	8 of 10	11 of 11	19 of 21

William R.P. Dalton	10 of 10	13 of 13	23 of 23

Kevin S. Dunne	10 of 10	7 of 7	17 of 17

Harold N. Kvisle[2]	9 of 10	9 of 9	18 of 19

John A. Manzoni	10 of 10	5 of 5	15 of 15

Lisa A. Stewart	10 of 10	8 of 8	18 of 18

Peter W. Tomsett	10 of 10	9 of 9	19 of 19

Michael T. Waites[3]	5 of 5	4 of 4	9 of 9

Charles R. Williamson	10 of 10	1 of 1	11 of 11

Charles M. Winograd	10 of 10	12 of 12	22 of 22

1
For details on the number of Board and committee meetings attended by each director, please refer to the individual director biographies on pages 6 through 11 of this Circular.

2
Ms. Bergevin missed one regularly scheduled committee meeting due to a schedule conflict; Mr. Carty missed two Board meetings due to schedule conflicts; and Mr. Kvisle missed one Board meeting due to a schedule conflict. The Board meetings missed by Messrs. Carty and Kvisle were not regularly scheduled meetings.

3
Mr. Waites was appointed to the Board of Directors on June 15, 2011 and his attendance reflects all meetings held subsequent to his appointment.

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INDEPENDENCE OF DIRECTORS

All directors of Talisman are independent with the exception of the President and Chief Executive Officer. The Chairman of the Board and all Committee Chairs are all independent.

Independence Determinations – Directors

The Board believes that independence of the Board as a whole is essential to fulfilling its duty to oversee the conduct of the business and management of Talisman.

The CSA Rules state that a board should have a majority of independent directors. An independent director is defined as an individual who has no direct or indirect material relationship with the Company (that is, a relationship which could, in the view of the Company's Board of Directors, be reasonably expected to interfere with the exercise of a director's independent judgment). Director independence is determined on a case-by-case basis having regard to NYSE corporate governance listing standards for independence and NI 52-110. Each director annually completes a detailed questionnaire about their business and charitable relationships and shareholdings. The Company reviews the information provided, conducts searches in internal databases and prepares a legal analysis with initial determinations of independence. After reviewing the legal analysis, the Corporate Secretary and the Executive Vice-President, Legal and General Counsel provide management's recommendations to the Governance and Nominating Committee for review. Finally, management's recommendations are presented to the Board of Directors to pass a resolution on director independence.

Throughout 2011, the Board made the following conclusions regarding the Company's compliance with the majority independent requirements of the CSA Rules and NI 52-110:

•
From May 5, 2010 to May 4, 2011, the Board of Directors was comprised of 11 directors, 10 (or 91%) of whom qualified as independent directors.

•
From May 4, 2011 to June 15, 2011, the Board of Directors was comprised of 10 directors, 9 (or 90%) of whom qualified as independent directors.

•
From June 15, 2011 to the date of this Circular, the Board of Directors was comprised of 11 directors, 10 (or 91%) of whom qualified as independent directors.

During the periods noted above, the only non-independent director was John A. Manzoni, President and Chief Executive Officer of the Company.

In accordance with a NYSE corporate governance listing standard that listed companies must have a majority of independent directors, the Board has determined that none of the 10 independent directors who are standing for election has any material relationship with the Company (other than serving as a director of the Company). Therefore, the Board has determined that each of Christiane Bergevin, Donald J. Carty, William R.P. Dalton, Kevin S. Dunne, Harold N. Kvisle, Lisa A. Stewart, Peter W.

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Tomsett, Michael T. Waites, Charles R. Williamson and Charles M. Winograd are independent as defined by the rules of the NYSE. The basis for and results of the independence determinations made by the Board of Directors follow in tabular form:

Director	Independent (I)/ Non-Independent (NI)	Relationship(s) examined and basis for determination

Christiane Bergevin	I	Current executive of Desjardins Group and director of Fiera Sceptre Inc.[1]

Donald J. Carty	I	Director and former executive of Dell Inc.[1]

William R.P. Dalton	I	Former executive of HSBC Bank plc. and director of AEGIS Managing Agency for Lloyds of London Syndicate 1225.[1]

Kevin S. Dunne	I	No relationships requiring examination.

Harold N. Kvisle	I	Director of the Bank of Montreal; ARC Resources Ltd.; Northern Blizzard Resources Ltd.; and former executive of TransCanada Corporation.[1]

John A. Manzoni	NI	Executive Officer of the Company. Determined as non-independent pursuant to CSA Rules, NI 52-110 and NYSE standards.

Lisa A. Stewart	I	No relationships requiring examination.

Peter W. Tomsett	I	No relationships requiring examination.

Michael T. Waites	I	Current executive and director of Finning International Inc.[1]

Charles R. Williamson	I	Former executive of Unocal Corporation (now Chevron Corporation); director of Weyerhaeuser Inc.[1]

Charles M. Winograd	I	Director of RBC Dexia Investor Services Ltd. and former executive of RBC Capital Markets.[1]

1
The relationship the Company has with each of the companies listed is entered into on terms substantially similar to those that would be offered to comparable counterparties in similar circumstances; the termination of a relationship with any of these companies in the normal course of business would not reasonably be expected to have a material adverse effect on the financial condition, results of operations or business of such companies.

The composition of the Board, including the independence of the Chairman, ensures that the Board has in place appropriate structures and procedures to ensure that the Board can function independently of management.

Independence Determinations – Board Committees

All Committees of the Board of Directors are currently composed entirely of independent directors with the exception of the Executive Committee and the HSECR Committee, the majority of whose members are independent.

All Committees of the Board of Directors are currently composed entirely of independent directors with the exception of the Executive Committee and the HSECR Committee, the majority of whose members are independent. Below is a table showing the independence of Board committee members as of the date of this Circular.

The committee memberships noted below will be updated at a directors' meeting to be held immediately following the conclusion of the Meeting. It is expected that, with the exception of the Executive and HSECR Committees (the majority of

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whose members will be independent), all Board Committees constituted after the Meeting will be composed of independent directors.

	Executive	Audit	Human Resources	Governance and Nominating	Reserves	HSECR

Not Independent

John A. Manzoni	✓					✓

Independent

Christiane Bergevin				✓		✓

Donald J. Carty		✓	✓*

William R.P. Dalton		✓*		✓	✓

Kevin S. Dunne					✓	✓*

Harold N. Kvisle	✓		✓		✓*

Lisa A. Stewart			✓		✓

Peter W. Tomsett			✓			✓

Michael T. Waites		✓			✓

Charles R. Williamson	✓*

Charles M. Winograd		✓		✓*

X    Denotes Committee Chair

Other and Interlocking Directorships

There are no interlocking directorships currently or among the director nominees.

Certain directors of the Company serve as directors of other reporting issuers. Disclosure of these directorships, as well as non-public directorships which require a significant portion of a director's time, is contained in this Circular under the heading "Election of Directors". There are currently no interlocking directorships among the director nominees listed in this Circular.

The Board has not adopted a formal policy limiting the number of outside directorships of the Company's directors. However, the Governance and Nominating Committee monitors the amount of other board memberships for current and proposed directors on an ongoing basis to ensure the ability of all directors to effectively act in the best interests of the Company.

In Camera Sessions

The Board meets without management at all regularly scheduled and special meetings of the Board.

The Chairman of the Board is required to ensure that, upon completion of the business of all meetings of the Board, the directors have the opportunity to hold discussions without management present. The Board therefore meets without management at all regularly scheduled and special meetings of the Board. All Committees also hold in camera sessions without management present at the end of each regularly scheduled meeting. Finally, certain committees hold additional in-camera sessions as follows:

•
The Audit Committee holds private sessions with each of the external auditor, the Vice-President of Internal Audit and senior management following each regularly scheduled committee meeting.

•
The HRC holds private sessions with senior management following each regularly scheduled committee meeting. The HRC also holds private sessions with its external compensation consultant following meetings in which compensation items are discussed.

•
The Reserves Committee holds private sessions with the Internal Qualified Reserves Evaluator following each regularly scheduled Reserves Committee meeting.

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A tabular form of the in camera sessions of the Board and its committee meetings in 2011 is as follows:

Board/Board Committee	Number of In Camera Sessions Held at Regularly Scheduled Meetings

Board	6 of 6

Audit	6 of 6

HRC	4 of 4

Governance and Nominating	4 of 4

Reserves	3 of 3

HSECR	4 of 4

DIRECTOR SELECTION AND SUCCESSION PLANNING

In 2011, Michael T. Waites was appointed to the Board of Directors. The skills matrix was updated in 2011 and a listing of desired attributes was created to assist in ensuring currency in director selection.

The Governance and Nominating Committee is responsible for:

•
Identifying individuals qualified to become Board members, consistent with criteria approved by the Board, and to recommend to the Board nominees for election to the Board;

•
Establishing a long-term plan for the composition of the Board that takes into consideration the current strengths, competencies, skills and experience of Board members, retirement dates and the strategic direction of the Company as well as the competencies and skills the Board, as a whole, should possess; and

•
Ensuring there is a succession plan for the position of the Chairman of the Board and the Chief Executive Officer.

In 2011, John D. Watson did not stand for re-election to the Board at the Meeting for personal reasons. The Governance and Nominating Committee commenced a process to consider current Board composition and the competencies required within the Board, and to identify potential succession candidates for Mr. Watson. On June 15, 2011, Michael T. Waites was appointed to the Board and its Audit and Reserves Committees.

For details on the Chief Executive Officer succession process, please see page 14.

Director Competencies, Expectations and Number of Directorships

In 2004, the Governance and Nominating Committee adopted screening and assessment guidelines to assist in the process of identifying new Board members. To further assist in the director selection process, the Governance and Nominating Committee also created a profile of ideal characteristics and qualifications of new nominees, which takes into account the Company's governance framework and current Board composition. This skills matrix was updated in 2011 to ensure that it remained relevant to the current business environment.

The current skills matrix includes the following ideal skills and experience of director candidates, along with the number of nominees for director listed in this Circular that currently possess such skills and experience:

•
Executive management experience (11);

•
Experience driving strategy and leading growth (11);

•
Oil and gas expertise (6);

•
Industry knowledge (9);

•
Financial acumen or financial expertise (10);

•
Risk management (11);

•
International experience (11);

•
Global Capital Markets (5);

•
Banking and M&A experience (5);

TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR

•
Responsible business practices, including experience in environment, safety, social responsibility and sustainable practices (11);

•
Service on other public company boards (9);

•
Experience in government relations and the public sector side of commerce (10);

•
Integration experience (9); and

•
Stakeholder relations and public policy (7).

In addition to the skills matrix, the Governance and Nominating Committee considers all director candidates against various personal attributes which it believes contribute to the effective functioning, governance and decision-making of the Board.

•
Integrity

•
Strategic/Analytical Thinking

•
Open Mindedness

•
Collaborative

•
Communication

•
Balance of independent and team mindedness

•
Risk Analysis

•
Business Judgment

•
Diversity

•
Commitment

While the skills matrix described above provides the Governance and Nominating Committee with a framework for assessing director candidates, it is not meant to limit the scope of the review. Each candidate is reviewed against his or her specific experiences and perspectives to assess his or her potential effectiveness as a director.

The Governance and Nominating Committee also reviews all existing and future commitments of each candidate, including other directorships, to determine: (a) if they impact a candidate's independence or pose a potential conflict of interest; (b) whether the candidate will be able to devote sufficient time and commitment to his or her duties as a Board member; and (c) whether there are interlocking directorships.

Each Board member is expected to attend Board meetings and meetings of committees of which he or she is a member and to become familiar with deliberations and decisions as soon as possible after any missed meetings. In that regard, members of the Board are expected to prepare for Board (and committee) meetings by reviewing meeting materials distributed to members of the Board in advance of such meetings. It is also expected that members of the Board will actively participate in determining and setting the long- and short-term goals and interests of the Company.

List of Director Candidates

Talisman maintains an evergreen list of candidates.

The Company maintains an "evergreen" list of potential Board members, which is used in the director selection process noted above.

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Director Succession Policy – Term Limits, Tenure and Retirement

The mandatory retirement age of 70 has been established for directors. There is a presumption that a Board member will resign after 10 years of service. A review of the Chairman occurs every three years.

The Board of Directors has adopted a policy regarding Board succession (the "Board Succession Policy"). The Board Succession Policy states that an independent director should offer to resign if he or she has ceased to be independent. Board members are also required to advise the Chairman of the Governance and Nominating Committee where there is a significant change in the member's personal status, including a negative change in public profile, or significant changes in employment or health. Upon receipt of any such notification, the Governance and Nominating Committee will consider the member's change in status in light of the Company's recruitment criteria and Board succession plans and, depending on the results of those deliberations, may request the member's resignation from the Board of Directors.

In 2008, the Governance and Nominating Committee considered whether to impose term limits on directors and on the position of the Chairman of the Board. Subsequent to this review, the Board Succession Policy was amended to provide that Board members will offer their resignations on the 10th anniversary of the member's first election or appointment with the expectation that, unless otherwise determined by the Governance and Nominating Committee, they will not be nominated for election at the next annual shareholders' meeting. The Governance and Nominating Committee, following a focused assessment of the member's areas of principal contribution against the overall composition and needs of the Board, has the discretion to recommend the member's continued nomination as a director. No waivers to the term limits on directors or the Chairman of the Board were granted with regards to the nominees for director listed in this Circular. The Governance and Nominating Committee will undertake a focused review of the Chairman of the Board every three years, with a possible extension of the Chairman's position of up to a further three years.

The Board Succession Policy establishes a mandatory retirement age of 70 for directors. No waivers to the mandatory retirement age limit were granted with regards to the nominees for director listed in this Circular.

Majority Voting for Directors

The Company has adopted a majority voting policy in relation to the election of directors.

In 2007, the Board adopted a Majority Voting Policy which relates to the election of directors. This policy requires that any nominee for director who, on a ballot taken on the election of directors, has a greater number of votes withheld from voting than the number of votes received for his or her election shall tender his or her resignation to the Chairman of the Board of Directors, subject to acceptance by the Board. The policy only applies to uncontested elections, meaning elections where the number of nominees for election is equal to the number of directors to be elected as set out in the management proxy circular for the particular meeting. The Governance and Nominating Committee is required to consider the resignation, having regard to the best interests of the Company and all factors considered relevant and to make a recommendation to the Board with respect to the action to be taken with respect to the resignation. The Board is required to make its decision and announce it in a press release within 90 days of the annual meeting, including, if applicable, the reasons for rejecting a resignation offer. A director who is required to tender a resignation under the policy will not participate in the deliberations of the Governance and Nominating Committee or the Board on any resignation offers from the same meeting unless there are fewer than three directors who are not required to tender a resignation, in which event the Board will proceed in making the determination. If a resignation is accepted, the Board may fill the vacancy created by the resignation.

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DIRECTOR ORIENTATION AND CONTINUING EDUCATION

Talisman provides continuous education opportunities for all directors to enhance their skills and to build a current understanding of the business environment in which the Company operates.

Talisman is committed to ensuring its directors have the skills and knowledge necessary to meet their obligations as directors. The program has two components: new director orientation and ongoing director development.

New Director Orientation

The Company has an orientation and development program for new directors that includes the following:

•
All new directors are provided with an orientation package that includes, among other things, a detailed history of the Company, copies of corporate and Board policies including the Company's Policy on Business Conduct and Ethics, the Terms of Reference of the Board and its Committees, position descriptions, background information regarding each of the other directors and executive officers, members of the Board Committees, meeting dates and a set of annual disclosure documents. New directors are expected to review and become familiar with its contents.

•
Following the appointment or election of a new Board member, the Corporate Secretary typically conducts an orientation session with each new director to discuss Board governance structures, director compensation, and administrative and regulatory procedures associated with director appointments.

•
The Corporate Secretary also coordinates a full day orientation session with new directors to review the Company's business, expectations of directors, current issues and opportunities, and corporate goals and objectives. New directors are introduced to executives and key employees and provided with an overview of the Company's operations and strategic objectives. As required, a special education session on reserves estimates and related processes is arranged with the Company's Internal Qualified Reserves Evaluator.

•
At the conclusion of the orientation session above, the new Board member meets with the President and CEO.

Ongoing Director Development

The Company regularly provides directors with opportunities to increase their knowledge and understanding of the Company's business. The Board visits one of the Company's international locations, major domestic facilities or operating areas on an annual basis. Briefings on strategic issues are completed on an ongoing basis, but specifically at an annual strategy session which typically includes reviews of the competitive environment, the Company's performance relative to its peers, and any other developments that could materially affect the Company's business.

Since March 2011, the orientation and continuing education activities of the Board and its members have included the following:

•
Field trip visit to Montney/Farrell Creek, the Company's shale play in northeastern British Columbia. This field trip was an HSECR Committee sponsored event with all Board members being invited.

•
Field trip to Cusiana, the Company's joint venture, gas plant operation in Colombia. This field trip was in conjunction with the Company's international Board Meeting (Board).

•
Regional presentations regarding Peru and Colombia (Board).

•
Presentation on the implementation of IFRS (Audit Committee).

•
Presentation on the Company's IT disaster recovery (Audit Committee).

•
Internal presentation on governance best practices and trends (Governance Committee, HRC).

Talisman also maintains a corporate membership to the Institute of Corporate Directors to ensure that all directors have access to ongoing director education opportunities.

All committees regularly receive informational papers from management on trends and issues related to the particular committee mandate as part of their Board and Board committee mailings. Board members are canvassed on an annual basis to determine whether they have educational needs on topics specific to the Company or the industry.

TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR

In addition to the above, directors pursue individual continuing education opportunities. Directors may attend industry conferences and subscribe to industry publications. In 2011, such individual educational opportunities included year-end audit committee training, and assessment enterprise risk management training.

PERFORMANCE ASSESSMENTS

The Chairman of the Board and Chair of the Governance and Nominating Committee oversee a comprehensive annual assessment process.

The evaluation process assists in assessing overall effectiveness. In measuring contributions by the Board, each committee and each director, skill gaps and education opportunities can be identified for the coming year.

Assessments of the Board, its committees, and individual directors (including special assessments of the Chairman of the Board and Committee Chairs) are conducted on an annual basis. The following describes the processes by which these assessments are conducted.

Board Assessment

All independent directors complete an annual questionnaire which assesses the Board's effectiveness and performance against its Terms of Reference. The questionnaire includes both quantitative and qualitative commentary, and solicits feedback on other areas such as director education and Board succession. The questionnaire is administered by the Corporate Secretary, who compiles and analyzes the results. A summary of the responses to the questionnaire, without attribution to individual Board members, is provided to the Chairman of the Board, the Chairman of the Governance and Nominating Committee, the President and Chief Executive Officer, the Executive Vice-President and General Counsel and the Corporate Secretary for review. A response plan and action list is developed by the Corporate Secretary and the President and Chief Executive Officer and reviewed with the Chairman of the Board. The Chairman of the Board provides a report to the Board in the first quarter of each year outlining the data and conclusions of the Board assessment process. A follow-up on progress against deliverables in the response plan is also coordinated in the fourth quarter of each year.

As a result of the Chairman's report, Board members identify areas of improvement and communicate their discussions to management for implementation as required. In an effort to continuously improve this process, the format and focus of the written questionnaire is reviewed annually with the Chairman.

Assessment of Individual Directors

The annual questionnaire assessing Board effectiveness provides directors with the opportunity to comment on the performance of individual directors. Recognizing the sensitive nature of this assessment, the Chairman of the Board also conducts individual interviews with each director to solicit feedback on the performance of their peers. The results of the Chairman's interviews are communicated, again without attribution, to individual Board members, and to the Board in the first quarter of each year.

Assessment of Board Committees

Each Committee Chair is responsible for conducting a review of his or her committee's performance over the past year. The Committee may utilize a written questionnaire which asks them to assess committee performance against specific Terms of Reference, as well as comment on communications, presentations, reporting and other items which assist the Committee in fulfilling its mandate. Each Committee Chair reviews and summarizes the results of the review, which are then discussed with the Chairman of the Board. Areas for improvement are reported to the full Board through the Chair's overall performance assessment discussed above.

Each Board Committee is asked on an annual basis to consider whether changes to its Terms of Reference are required. All changes to Terms of Reference are reviewed by the Governance and Nominating Committee before recommendations are made to the Board.

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Assessment of Committee Chairs

Members of each committee are asked to annually assess and comment on the performance and knowledge of each Committee Chair. As part of his individual director interviews, the Chairman of the Board asks Board members to comment on the effectiveness of the Committee Chairs with whom they serve. Adjustments are made in April or May of each year to the Committee Chairs after each annual shareholders' meeting, which incorporate the results of the Committee Chair assessments.

Assessment of Chairman of the Board

The Chairman of the Governance and Nominating Committee conducts an annual assessment of the Chairman of the Board. Individual responses are received by the Chairman of the Governance and Nominating Committee, who summarizes the results and reports areas for improvement to the full Board.

As noted above in the section entitled "Director Succession Policy – Term Limits, Tenure and Retirement", a review of the Chairman of the Board is required every three years. Accordingly, the Governance and Nominating Committee conducted an in-depth review of Charles R. Williamson's tenure as Chairman of the Board in February, 2012. As a result of the review, Charles R. Williamson was asked to continue on as Chairman of the Board for an additional three-year term, subject to annual review.

SHARE OWNERSHIP GUIDELINES AND POLICIES

Director Share Ownership Policy

The Company adopted a program regarding director ownership of Company Common Shares in 1998, which was last updated in 2011. More information about the Director Share Ownership Policy is provided on page 44.

The Company has adopted a Deferred Share Unit Plan to support the alignment of director and shareholder interests. More information concerning the DSU Plan is provided on page 44.

Executive Share Ownership Guidelines

The Company has adopted Executive Share Ownership Guidelines to better align the interests of executives to those of shareholders. More information on Executive Share Ownership Guidelines is provided on page 31.

POLICY ON BUSINESS CONDUCT AND ETHICS

Talisman promotes and encourages a culture of ethical business conduct. Each year, employees, directors and various consultants complete ethics training and certify that they are familiar with the Policy on Business Conduct and Ethics and have adhered to it. Non-compliance with such policy is required to be reported to the President and Chief Executive Officer. All material waivers from such policy are required to be disclosed to shareholders.

The Company has adopted a Policy on Business Conduct and Ethics ("PBCE") which is applicable to all directors, officers and employees of the Company. To monitor compliance with the PBCE, certificates are required at least annually from all directors, worldwide employees and various consultants of the Company, which confirm compliance with the PBCE or disclose any deviations therefrom. The Company requires annual online ethics training as part of the certificate of compliance process. Exceptions are required to be noted directly to the President and Chief Executive Officer, and supervisors are notified if employees do not complete their annual certifications. Disclosures contained in the certificates, as well as a status report on the percentage of directors, employees and various consultants who have completed their annual certification, are reported to the Audit Committee for consideration. The Governance and Nominating Committee reviews any requests for waivers from the PBCE, and all material waivers from the PBCE are required to be disclosed promptly to shareholders. No waivers from the PBCE were granted for the benefit of the Company's directors or executive officers during the year ended December 31, 2011.

The Company values good faith actions in support of the PBCE and will not tolerate retaliation of any kind as a result of good faith reporting by employees. Talisman requires that observed breaches of the PBCE be reported to a supervisor or manager, a Vice-President in the Legal Department, the Vice-President, Audit, an executive officer, or through the Integrity Matters hotline noted below.

TALISMAN ENERGY MANAGEMENT PROXY CIRCULAR

The Company maintains a confidential and anonymous reporting hotline for submitting enquiries or complaints regarding ethics matters and other areas of concern, such as human resources or workplace practices. This Integrity Matters hotline is available to internal and external users and reports are received by an independent third-party provider and subsequently forwarded to Talisman's Ethics Coordinator. In addition, the Company has a Global Investigation Policy and has developed investigation procedures and protocols. All matters reported through the Integrity Matters hotline in 2011 were reviewed by the Ethics Coordinator for possible breaches of Company policies, and actions were taken where appropriate. The Audit Committee has developed procedures for the receipt, retention and treatment of complaints received regarding accounting, internal accounting controls or auditing matters. Any reports made through the Integrity Matters hotline which relate to these areas are subject to the parameters and notification protocols embedded in the Audit Committee procedures.

The Company's PBCE can be obtained from the Company's website at www.talisman-energy.com or upon request from: Corporate and Investor Communications Department, Talisman Energy Inc., 2000, 888 - 3rd Street S.W., Calgary, Alberta, T2P 5C5 or by email at: tlm@talisman-energy.com. The PBCE, as last updated in 2010, has been filed with Canadian securities regulators and can be accessed through www.sedar.com.

COMMUNICATIONS AND SHAREHOLDER ENGAGEMENT

Shareholder Communications

The Company believes in the importance of engaging in regular and open dialogue with shareholders.

The Company's Board of Directors believes in the importance of regular and open dialogue with shareholders. To achieve that objective, the Board oversees the Company's communications programs to ensure that Talisman effectively communicates with and receives feedback from shareholders. From a broader perspective, the Board is responsible for ensuring that the Company has appropriate processes in place to effectively communicate with employees, government authorities, other stakeholders and the public. The Company's Investor Relations Department and Corporate and Investor Communications Department both have the specific mandate of engaging and responding in a timely manner to all enquiries received from shareholders, analysts and potential investors. Shareholder inquiries or comments are forwarded to the appropriate individual or to senior management depending of the nature of the enquiry or comments received.

Practices that the Company employs to encourage communication with shareholders include:

•
Holding an annual general meeting in person which is also available in webcast. Shareholders are provided with opportunities to ask questions of the Board and senior management following completion of the formal business of the meeting;

•
Maintaining an investor email address and phone number as well as a confidential ethics hotline which may be used by all shareholders;

•
Conducting executive tours and participating in industry conferences, including annual investor open houses with analysts and investors;

•
Holding quarterly earnings calls as well as an annual guidance call which includes open question and answer sessions. Transcripts of these calls are available on the Company's external website;

•
Maintaining an external website with corporate and investor information posted on it, located at www.talisman-energy.com;

•
Meeting informally with investors and analysts which the Company is required to do in accordance with the Disclosure Policy described below; and

•
Publishing an annual report and corporate responsibility report in addition to regulatory filings and issuing news releases.

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Disclosure Policy

The Company has a Disclosure Policy which provides guidance concerning communication with investors, potential investors, analysts and members of the media. The Company has constituted a Disclosure Committee comprised of executive officers.

The Company has a Disclosure Policy which applies to directors, employees and third parties who represent the Company and its subsidiaries. The objectives of the Disclosure Policy are to: (1) ensure that the Company broadly disseminates information in a timely manner in order to keep securityholders and capital markets appropriately informed regarding the Company; (2) prevent improper use or disclosure of material information and to give guidance on dealing with other confidential information pertaining to the Company; (3) raise awareness of disclosure requirements and the Company's approach to disclosure; (4) provide guidance concerning communicating corporate information to investors, industry analysts, members of the media and the investing public; and (5) ensure compliance with all applicable legal and regulatory requirements relating to disclosure. Pursuant to the Disclosure Policy, a Disclosure Committee has been constituted and is comprised of the President and Chief Executive Officer, the Executive Vice-President, Finance and Chief Financial Officer, the Executive Vice-President Legal and General Counsel and the Executive Vice-President, Corporate Services. In addition, ongoing disclosure training is provided to targeted groups within the Company, including senior management and the Board of Directors.

Say on Pay

The Company will again hold a non-binding advisory vote on executive compensation at the Meeting this year.

The Company held its first voluntary, non-binding advisory vote on executive compensation at the May 4, 2011 shareholders' meeting. The vote gave shareholders the opportunity to provide feedback to the Board on the Company's approach to executive compensation. The Company's shareholders voted 92.92% in favour of the current approach to executive compensation. As part of the Company's ongoing commitment to strong corporate governance, the Board of Directors has again approved a non-binding advisory vote on executive compensation at the Meeting this year.

TERMS OF REFERENCE – BOARD OF DIRECTORS

Roles and Responsibilities

The principal role of the Board of Directors (the "Board") is stewardship of the Company with the creation of shareholder value, including the protection and enhancement of the value of its assets, as the fundamental objective. The stewardship responsibility means that the Board oversees the conduct of the business and management, which is responsible for the day to day conduct of the business. The Board must assess and ensure systems are in place to manage the risks of the Company's business with the objective of preserving the Company's assets. The Board, through the Chief Executive Officer ("CEO"), sets the attitude and disposition of the Company towards compliance with applicable laws, environmental, safety and health policies, financial practices and reporting. In addition to its primary accountability to shareholders, the Board is also accountable to employees, government authorities, other stakeholders and the public.

A. Primary Responsibilities

The principal responsibilities of the Board required to ensure the overall stewardship of the Company are as follows:

1.
the Board must ensure that there are long term goals and a strategic planning process in place. The CEO, with the approval of the Board, must establish long term goals for the Company. The CEO formulates the Company's strategy, policies and proposed actions and presents them to the Board for approval. The Board brings objectivity and judgment to this process. The Board ultimately approves, on an annual basis, the strategic plan which takes into account, among other things, the opportunities and risks of the Company's business;

2.
the Board must identify and have an understanding of the principal risks associated with the Company's businesses, and must ensure that appropriate systems are in place which effectively monitor and manage those risks;

3.
the Board must ensure that processes are in place to enable it to monitor and measure management's, and in particular the CEO's, performance in achieving the Company's stated objectives. These processes should include appropriate training, development and succession planning of management;

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4.
the Board must approve the CEO's compensation;

5.
the Board shall satisfy itself as to the business and professional integrity of the CEO and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the Company;

6.
the Board must ensure that the necessary internal controls and management systems are in place that effectively monitor the Company's operations and ensure compliance with applicable laws, regulations and policies;

7.
the Board must monitor compliance with the Company's Policy on Business Conduct and Ethics;

8.
the Board must ensure that processes are in place to properly oversee Company sponsored pension plans; and

9.
the Board must ensure the Company has a communications program in place which effectively communicates with and receives feedback from shareholders. The Board must also ensure that the Company has appropriate processes in place to effectively communicate with employees, government authorities, other stakeholders and the public.

B. Non Delegable Responsibilities

Pursuant to the Canada Business Corporations Act (the "Act"), various matters are considered of such importance so as to warrant the attention of all Directors and, accordingly, the Act prescribes that such matters either cannot be delegated or may only be delegated in a qualified or partial manner:

1.
the submission of items to shareholders for their approval;

2.
the filling of a vacancy among the directors or in the office of auditor;

3.
the appointment of additional directors;

4.
the issue of securities;

5.
the declaration of dividends;

6.
the purchase, redemption or other acquisition of the Company's own shares;

7.
the payment of certain commissions prescribed by the Act;

8.
the approval of a management proxy circular;

9.
the approval of annual financial statements;

10.
the adoption, amendment or repeal of by laws; and

11.
the review and approval of

(a)
the content and filing of the Company's statement of reserves data and other oil and gas information;

(b)
the filing of the report on reserves data by the Company's Qualified Reserves Evaluator or Auditor; and

(c)
the content and filing of the Company's report of management and directors on oil and gas disclosure.

C. Typical Board Matters

The following is not an exhaustive list but typifies matters generally considered by the Board in fulfilling its responsibility for stewardship of the Company. The Board may determine it appropriate to delegate certain of these matters to committees of the Board:

1.
appointment of officers, other than executive officers;

2.
considering the appropriate size of the Board, with a view to facilitating effective decision making;

3.
adopting a process to consider and assess the competencies and skills of each Board member and the Board as a whole;

4.
determining the remuneration of directors and auditors;

5.
reviewing and recommending to shareholders, changes to capital structure;

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6.
approving the Company's long term strategy and the annual capital expenditure plan of the Company and its subsidiaries and where appropriate any supplementary capital plan;

7.
approving banking, borrowing and investment policies;

8.
determining dividend policy;

9.
developing the Company's approach to corporate governance including, without limitation, developing a set of corporate governance principles and guidelines;

10.
approving the holding, location and date of meetings of shareholders;

11.
appointing members to committees of the Board of Directors and approving Terms of Reference for and the matters to be delegated to such committees;

12.
granting any waivers from the Company's Policy on Business Conduct and Ethics for the benefit of the Company's directors or executive officers;

13.
granting and delegating authority to designated officers and employees including the authority to commit capital, open bank accounts, sign bank requisitions and sign contracts, documents and instruments in writing;

14.
determining the number of directors and recommending nominees for election by the shareholders;

15.
approving amendments to the Company's Employee Savings Plan, Employee Stock Option Plan, Director Stock Option Plan, employee benefits plans, or such other plans as the Company approves from time to time;

16.
approving the funding policy for the Company's defined benefit pension plans, including decisions related to surplus withdrawals and contribution holidays;

17.
approving the acquisition or disposition or certain corporate assets; and

18.
appointing the Company's transfer agents and registrars.

D. Board Committees

The Board of Directors has the authority to appoint a committee or committees of the Board and may delegate powers to such committees (with the exceptions prescribed by the Act). The matters to be delegated to committees of the Board and the constitution of such committees are assessed annually or more frequently as circumstances require. The following committees are ordinarily constituted:

1.
the Governance and Nominating Committee, to deal with governance of the Company and the nomination and assessment of Directors;

2.
the Audit Committee, to deal with financial reporting and control systems;

3.
the Human Resources Committee, to deal with the assessment of management and succession to key positions and compensation within the Company;

4.
the Reserves Committee, to deal with matters relating to the Company's oil and gas reserves and related reporting;

5.
the Health, Safety, Environment and Corporate Responsibility Committee, to deal with health, safety and environment matters as well as the Corporate Responsibility Report; and

6.
the Executive Committee, to deal with general corporate matters and matters which are incidental to previous Board authorizations.

E. Pension Management Committee

The Board of Directors has the authority to establish a Pension Management Committee, comprised of officers of the Company, to deal with employee pension plans and related matters and may delegate powers to such committee (with the exceptions prescribed by the Act). The members of the Pension Management Committee will be appointed by the CEO. The matters to be delegated to the Pension Management Committee and the constitution of such committee are assessed annually or more frequently as circumstances require.

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Composition and Procedure

The Board of Directors is elected annually by shareholders and consists of a minimum of four directors and a maximum of 20 directors, as determined from time to time by the Directors. The number of Directors to be elected at shareholders' meetings is currently fixed at eleven. While the election of directors is ultimately determined by the shareholders, it is the policy of the Board that a majority of the Directors as well as the Chairman of the Board be independent (as defined under applicable stock exchange rules and securities laws).

The Chairman of the Board presides as Chair at all meetings of the Board and shareholders of the Company. The Corporate Secretary or, in the absence of the Corporate Secretary, an Assistant Corporate Secretary attends all meetings of the Board and shareholders and records the proceedings thereof. The Corporate Secretary prepares and keeps minutes and records of all meetings of the Board.

Meetings of the Board of Directors, including telephone conference meetings, are to be held at such time and place as the Chairman of the Board, the President and CEO, an Executive Vice President who is a Director, or any two Directors may determine. Notice of meetings shall be given to each Director not less than 48 hours before the time of the Meeting. Meetings of the Board of Directors may be held without formal notice if all of the Directors are present and do not object to notice not having been given, or if those absent waive notice in any manner before or after the Meeting.

Notice of Meeting may be delivered personally, given by mail, facsimile or other electronic means of communication.

Fifty percent of the Directors then in office and in attendance constitutes a quorum at any meeting.

Each Board member is expected to attend Board meetings and meetings of committees of which he or she is a member and to become familiar with deliberations and decisions as soon as possible after any missed meetings. In that regard, members of the Board are expected to prepare for Board (and committee) meetings by reviewing meeting materials distributed to members of the Board, to the extent feasible, in advance of such meetings. Matters of a confidential or sensitive nature may be discussed at Board (or committee) meetings without advance distribution of meeting materials to members of the Board. It is expected that members of the Board will actively participate in determining and setting the long and short term goals and interests of the Company.

In recognition of its independence, the Board shall have the opportunity to hold discussions without management present upon completion of all meetings of the Board.

A resolution in writing signed by all the Directors entitled to vote on that resolution at a meeting of the Directors is as valid as if it had been passed at a meeting of the Directors. A copy of any such resolution in writing is kept with the minutes of the proceedings of the Directors.

At meetings of the Board, any matter requiring a resolution of the Directors is decided by a majority of the votes cast on the question.

The Board shall ensure that there is a process in place for annually evaluating the effectiveness of the Board, the committees of the Board and individual directors.

Compensation

No Director, unless he or she is an officer of the Company, should receive remuneration from the Company other than compensation received in his or her capacity as a Director.

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Schedule B – Advisories

This Circular contains information that constitutes "forward-looking information" or "forward-looking statements" (collectively, "forward-looking information") within the meaning of applicable securities legislation. This forward-looking information includes, but is not limited to, statements regarding: business strategy, priorities, plans, goals, objectives and outcomes; and other statements about possible future events, conditions, results of operations or performance. The factors or assumptions on which the forward-looking information is based include: assumptions inherent in current guidance; projected capital investment levels; the flexibility of capital spending plans and the associated sources of funding; the successful and timely implementation of capital projects; the continuation of tax, royalty and regulatory regimes; ability to obtain regulatory and partner approval; commodity price and cost assumptions; and other risks and uncertainties described in the filings made by the Company with securities regulatory authorities. The Company believes the material factors, expectations and assumptions reflected in the forward-looking information are reasonable, but no assurance can be given that these factors, expectations and assumptions will prove to be correct. Forward-looking information for periods past 2012 assumes escalating commodity prices. Closing of any transactions will be subject to receipt of all necessary regulatory approvals and completion of definitive agreements.

Undue reliance should not be placed on forward-looking information. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks which could cause actual results to vary and in some instances to differ materially from those anticipated by Talisman and described in the forward-looking information contained in this Circular. The material risk factors include, but are not limited to: the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas, market prices and demand and unpredictable facilities outages; risks and uncertainties involving geology of oil and gas deposits; uncertainty related to securing sufficient egress and markets to meet shale gas production; the uncertainty of reserves and resources estimates, reserves life and underlying reservoir risk; the uncertainty of estimates and projections relating to production, costs and expenses, including decommissioning liabilities; risks related to capital allocation decisions, including potential delays or changes in plans with respect to exploration or development projects or capital expenditures; fluctuations in oil and gas prices, foreign currency exchange rates, interest rates and tax or royalty rates; the outcome and effects of any future acquisitions and dispositions; health, safety, security and environmental risks, including risks related to the possibility of major accidents; environmental regulatory and compliance risks, including with respect to greenhouse gases and hydraulic fracturing; uncertainties as to the availability and cost of credit and other financing and changes in capital markets; risks in conducting foreign operations (for example, civil, political and fiscal instability and corruption); risks related to the attraction, retention and development of personnel; changes in general economic and business conditions; the possibility that government policies, regulations or laws may change or governmental approvals may be delayed or withheld, including those with respect to shale gas drilling; and results of the Company's risk mitigation strategies, including insurance and any hedging activities.

The foregoing list of risk factors is not exhaustive. Additional information on these and other factors which could affect the Company's operations, financial results or strategy are included in Talisman's most recent Annual Information Form. In addition, information is available in the Company's other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission. Forward-looking information is based on the estimates and opinions of the Company's management at the time the information is presented. The Company assumes no obligation to update forward-looking information should circumstances or management's estimates or opinions change, except as required by law.

Unless otherwise stated, production volumes and reserves estimates are stated on a company interest basis prior to the deduction of royalties and similar payments. In the US, net production volumes and reserve estimates are reported after the deduction of these amounts. US readers may refer to the table headed "Continuity of Net Proved Reserves" in Talisman's most recent Annual Information Form for a statement of Talisman's net production volumes by reporting segment that are comparable to those made by US companies subject to SEC reporting and disclosure requirements.

Contingent Resources are defined as those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially viable due to one or more contingencies. The contingencies that prevent the resources from being classified as reserves are: lack of gas sales contract, additional testing, production and performance appraisal activities, demonstration of economic viability, facilities and egress, access to equipment and services, hydraulic fracturing technology, commodity prices and regulatory approvals. There is no certainty that it will be commercially viable to produce any of these resources.

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The reserves replacement ratio was calculated by dividing the sum of yearly changes (discoveries, extensions and additions and other revisions, before acquisitions and dispositions and excluding price revisions) to estimated proved oil and gas reserves during 2011 by the Company's production for 2011. The Company uses reserves replacement ratio as an indictor of the Company's ability to replenish annual production volumes and grow its reserves. It should be noted that reserves replacement ratio is a statistical indicator that has limitations. As an annual measure, the ratio is limited because it typically varies widely, based on the extent and timing of new discoveries, project sanctioning and property acquisitions. Its predictive and comparative value is also limited for the same reasons. In addition, since the ratio does not include cost, value or timing of future production of new reserves, it cannot be used as a measure of value creation.

In this Circular, Talisman discloses a reduction in replacement costs. Replacement costs are used by the Company to determine the cost of reserves additions in a period. Talisman's reported replacement costs may not be comparable to similarly titled measures used by other companies. Replacement costs may not reflect full cycle replacement costs. Replacement costs' predictive and comparative value is limited for the aforementioned reasons. Replacement costs are calculated by dividing exploration and development capital spending (including discontinued operations, but excluding midstream) by gross proved reserves additions.

Throughout this Circular, barrels of oil equivalent (boe) are calculated at a conversion rate of six thousand cubic feet (mcf) of natural gas for one barrel of oil (bbl). This Circular also includes references to mcf equivalents (mcfes) which are calculated at a conversion rate of one barrel of oil to six thousand cubic feet of gas. Boes and Mcfes may be misleading, particularly if used in isolation. A boe conversion ratio of 6mcf:1bbl and an mcfe conversion ratio of 1bbl:6mcf are based on an energy equivalence conversion method primarily applicable at the burner tip and do not represent a value equivalency at the well head.

Talisman also discloses netbacks for the Company in this Circular. Netbacks per boe are calculated by deducting from the sales price associated royalties, operating and transportation costs.

In this Circular, references to Talisman's "portfolio" are intended to describe Talisman's global assets and interests.

Dollar amounts are presented in Canadian dollars, except where otherwise indicated. Unless otherwise indicated, the financial information in this Circular is presented in accordance with International Financial Reporting Standards (IFRS). IFRS differs from generally accepted accounting principles in the US. See notes to Talisman's Annual Financial Statements for information concerning significant differences between IFRS and US generally accepted accounting principles.

Included in this Circular is a reference to a financial measure commonly used in the oil and gas industry: free cash flow. This term is not defined by IFRS. Consequently, it is referred to as a non-GAAP measure. Talisman's reported results of such measures may not be comparable to similarly titled measures reported by other companies. Free cash flow is used by management to assess the amount of funds available for reinvestment or to reduce debt levels or return to shareholders. Free cash flow is the net of cash provided by operating, investing and financing activities before the repayment or issuance of long-term debt.

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  Exhibit 99.2